1	Deutsche Bank Interim Report as of March 31, 2016

Deutsche Bank

Interim Report as of March 31, 2016

Passion to Perform

Deutsche Bank

The Group at a glance

	Three months ended
	Mar 31, 2016	Mar 31, 2015

Share price at period end	€ 14.95	€ 32.36

Share price high	€ 22.10	€ 32.90

Share price low	€ 13.03	€ 23.48

Basic earnings per share	€ 0.15	€ 0.39

Diluted earnings per share	€ 0.15	€ 0.38

Average shares outstanding, in m., basic	1,387	1,385

Average shares outstanding, in m., diluted	1,404	1,417

Post-tax return on average shareholders’ equity	1.4%	3.1%

Post-tax return on average tangible shareholders’ equity	1.6%	3.9%

Cost/income ratio [1]	89.0%	83.6%

Compensation ratio [2]	39.6%	33.1%

Noncompensation ratio [3]	49.5%	50.6%

in € m.

Total net revenues	8,068	10,376

Provision for credit losses	304	218

Total noninterest expenses	7,184	8,678

Income (loss) before income taxes	579	1,479

Net income (loss)	236	559

in € bn. (unless stated otherwise)	Mar 31, 2016	Dec 31, 2015

Total assets	1,741	1,629

Total shareholders’ equity	61.6	62.7

Book value per basic share outstanding	€ 44.44	€ 45.16

Tangible book value per basic share outstanding	€ 37.29	€ 37.90

Common Equity Tier 1 capital ratio (CRR/ CRD 4) [4]	12.0%[5]	13.2%

Common Equity Tier 1 capital ratio (CRR/ CRD 4 fully loaded) [4]	10.7%[5]	11.1%

Tier 1 capital ratio (CRR/CRD 4) [4]	13.9%[5]	14.7%

Tier 1 capital ratio (CRR/CRD 4 fully loaded) [4]	11.8%[5]	12.3%

Number

Branches	2,741	2,790
thereof in Germany	1,824	1,827

Employees (full-time equivalent)	101,445	101,104
thereof in Germany	46,036	45,757

[1]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[2]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[3]

Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[4]	Figures presented for 2016 and 2015 are based on the transitional rules (“CRR/CRD 4”) and the full application (“CRR/CRD 4 fully loaded”) of the CRR/CRD 4 framework.
[5]	In line with the Management Board’s decision not to propose any dividend on common stock for the fiscal year 2016; subject to no-objection by the ECB Governing Council.

  Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute   figures.

1	Deutsche Bank Interim Report as of March 31, 2015

Management Report

Operating and Financial Review – 2
Economic Environment – 2
Deutsche Bank Performance – 3
Consolidated Results of Operations – 4
Segment Results of Operations – 6
Corporate Divisions – 8
Financial Position – 16
Related Party Transactions – 19
Management and Supervisory Board – 19
Events after the Reporting Period – 19

Strategy – 20

Outlook – 21
The Global Economy – 21
The Banking Industry – 21
The Deutsche Bank Group – 22
Our Business Segments – 24

Risk and Opportunities – 26

Risk Report – 27
Introduction – 27
Risk and Capital Overview – 29
Risk and Capital Performance – 33
Leverage Ratio – 41
Credit Risk Exposure – 43
Asset Quality – 48
Market Risk – 53
Operational Risk – 55
Liquidity Risk – 56

Confirmations

Review Report – 58

Consolidated Financial Statements

Consolidated Statement of Income – 59
Consolidated Statement of Comprehensive Income – 60
Consolidated Balance Sheet – 61
Consolidated Statement of Changes in Equity – 62
Consolidated Statement of Cash Flows – 64

Notes to the Consolidated Financial Statements

Basis of Preparation – 66
Impact of Changes in Accounting Principles – 67
Segment Information – 70
Information on the Consolidated Income Statement – 73
Information on the Consolidated Balance Sheet – 76
Other Financial Information – 116

Other Information

Non-GAAP Financial Measures – 119
Impressum – 123

Deutsche Bank	1 – Management Report	2
Interim Report as of March 31, 2016

Management Report

Operating and Financial Review

Economic Environment

The Global Economy

Economic growth ( %) [1]	Mar 31, 2016	Dec 31, 2015	Main driver

Global Economy	3.0%[2]	3.0%

Global economic growth expected to remain weak given disappointing global trade, high levels of debt and structural deficits.

Slower growth in the industrialized countries is expected to be more or less offset by slightly stronger growth in emerging markets.

Thereof: Industrialized countries	1.5%[2]	1.7%
Thereof: Emerging markets	4.3%[2]	4.2%

Eurozone Economy	1.4%[2]	1.6%	EUR appreciation since the start of 2016 and weak global economy creating pressure. Low oil prices and extremely expansionary monetary policy supporting growth. Solid private and public consumption, but external headwinds.
Thereof: German economy	1.4%[2]	1.3%

U.S. Economy	1.9%[2]	2.0%	Negative impact on export-oriented companies from stronger U.S. dollar and on energy sector from weak oil prices. Solid trend in domestic economy (consumption and residential construction).

Japanese Economy	(0.6%)[2]	0.8%	Sluggish domestic economy and international environment curbing growth.

Asian Economy [3]	6.2%[2]	6.3%	Weak demand from China and industrial countries.
Thereof: Chinese Economy	6.7%	6.8%	Recovery in real-estate sector and increasing infrastructure investments supporting moderate growth.

[1]	Sources: National Authorities unless stated otherwise.
[2]	Sources: Deutsche Bank Research Forecasts.
[3]	Including China, India, Indonesia, Republic of Korea, and Taiwan.

Banking Industry

In the first quarter 2016, the global business environment for banks was shaped by high volatility on the stock and credit markets. This was triggered by uncertainty regarding the economic performance of emerging countries but also concerning the effectiveness of monetary policy of major central banks. Despite this, in the eurozone the slight year-on-year growth in lending to the private sector continued. This is primarily attributable to the growth in household lending, while loans to companies effectively stagnated. Nevertheless, in the Bank Lending Survey the banks recently reported a significant upturn in demand. The volume of private-sector deposits rose by approximately 3 % despite further monetary easing by the ECB. Both total assets and total equity were at roughly the same levels as in the first quarter of 2015.

In Germany, lending to the private sector performed better than the eurozone average. Corporate lending rose by roughly 1.5%, while growth in household lending accelerated to almost 3%. The most important factor in this context was the mortgage business.

In the U.S., credit growth also remained brisk thanks to the ongoing economic upswing. While corporate lending and commercial mortgages continued to expand at double-digit rates, consumer lending also gained further momentum recently. By contrast, for the past year growth in private-sector deposits has been considerably below the longer-term trend, slowing to just about 4 % year on year. Thus, the loan-to-deposit ratio, which had seen a declining trend for years, has now stopped falling, at least for the time being.

3	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27

Japan saw a slight slowdown in private-sector lending growth to approximately 2 % in the first quarter 2016 and also in private-sector deposits to roughly twice that figure. In China, both corporate and household lending remained robust with low double-digit growth despite the country’s cooling economy. The picture for deposits was similar even though growth in household deposits recently slowed somewhat.

Deutsche Bank Performance

In the first quarter of 2016 Deutsche Bank experienced a challenging revenue environment particularly in Global Markets and Corporate Finance, and continued with the implementation of strategic decisions. The decline in revenues was partly offset by lower non-interest expenses due to decline in litigation cost. We made considerable progress in our continued de-risking strategy and restructuring measures. We remain focused on execution of our strategy.

The financial Key Performance Indicators (KPIs) of the Group for the first quarter are detailed in the table below :

Group Key Performance Indicators	Mar 31, 2016	Mar 31, 2015
Net revenues	€ 8.1 bn	€ 10.4 bn
Income (loss) before income taxes	€ 0.6 bn	€ 1.5 bn
Net income (loss)	€ 0.2 bn	€ 0.6 bn
Post-tax return on average tangible shareholders’ equity [1]	1.6%	3.9%
Post-tax return on average shareholder’s equity [1]	1.4%	3.1%
Adjusted costs [2]	€ 6.7 bn	€ 6.9 bn
Cost/income ratio [3]	89.0%	83.6%
Risk-weighted assets	€ 400.9 bn	€ 431.4 bn
CRR/CRD 4 fully loaded Common Equity Tier 1 ratio [4]	10.7%[5]	11.1%
Fully loaded CRR/CRD 4 leverage ratio [6]	3.4%	3.4%

[1]	Based on Net Income attributable to Deutsche Bank shareholders and additional equity components. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.
[2]	Total noninterest expenses excluding impairment of goodwill and other intangible assets, litigation, policyholder benefits and claims and restructuring and severances For further information, please refer to “Supplementary Information: Non-GAAP Financial Measures” of the report.
[3]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]	The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.
[5]	In line with the Management Board’s decision not to propose any dividend on common stock for the fiscal year 2016; subject to no-objection by the ECB Governing Council.
[6]	Further detail on the calculation of this ratio is provided in the Risk Report.

Deutsche Bank	1 – Management Report	4
Interim Report as of March 31, 2016

Consolidated Results of Operations

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2016	Mar 31, 2015	Absolute Change	Change in %
Net revenues:
Thereof:
GM	2,774	3,598	(824)	(23)
CIB	1,825	2,135	(311)	(15)
PW&CC	1,737	2,092	(355)	(17)
Deutsche AM	736	840	(104)	(12)
Postbank	861	858	3	0
NCOU	16	395	(379)	(96)
C&A	120	458	(337)	(74)

Total net revenues	8,068	10,376	(2,307)	(22)

Provision for credit losses	304	218	86	40

Noninterest expenses:

Compensation and benefits	3,194	3,433	(239)	(7)

General and administrative expenses	3,736	5,069	(1,333)	(26)

Policyholder benefits and claims	44	153	(110)	(71)

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	211	23	188	N/M

Total noninterest expenses	7,184	8,678	(1,494)	(17)

Income (loss) before income taxes	579	1,479	(900)	(61)

Income tax expense (benefit)	343	920	(577)	(63)

Net income (loss)	236	559	(323)	(58)

N/M – Not meaningful

2016 to 2015 Three Months Comparison

In the first quarter 2016 lower net revenues compared to the first quarter 2015 were reported across our business divisions, driven primarily by challenging market environment, lower client activity and the implementation of strategic decisions. The impact of decline in revenues was partly offset by a decrease in the non-interest expenses mainly due to lower litigation cost, resulting from the resolution of litigation matters in the first quarter of 2016 that were materially covered by existing provisions, and lower compensation and benefits related expenses.

Group net revenues in the first quarter of 2016 decreased by € 2.3 billion, or 22%, to € 8.1 billion. This development was predominantly driven by a significant decline in market sensitive businesses such as GM, Corporate Finance and Deutsche AM and to a lesser degree in businesses sensitive to the low interest rate environment including Transaction Banking, PW&CC and Postbank. Group net revenues included a gain of € 65 million driven by the successful completion of the public tender offer to repurchase selected senior unsecured debt securities

5	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27

Noninterest expenses were € 7.2 billion, a decrease of € 1.5 billion, or 17 % in the first quarter 2016 as compared to first quarter 2015, primarily driven by lower litigation costs. Compensation and benefits amounted to € 3.2 billion down by € 239 million or 7%, mainly due to lower cash bonus and retention charges partly offset by the impact of higher fixed salary expense. General and administrative expenses of € 3.7 billion decreased by € 1.3 billion primarily due to significantly lower litigation charges as compared to first quarter 2015. This was partly offset by an increase in IT costs from higher amortization for self developed software and an increase in professional service fees. The professional service fees increased primarily due to support of strategic and regulatory projects and phasing of audit and accounting fees. Noninterest expenses were further impacted by increase in severance and restructuring costs by € 188 million from business optimization driven measures predominantly in Germany.

Provision for credit losses was € 304 million in the first quarter 2016, an increase of € 86 million, or 40%, compared to the same period in 2015. This mainly resulted from higher provisions in CIB primarily related to the Leveraged Finance and Emerging Markets portfolios as well as for IAS 39 reclassified assets within our European Mortgage Portfolios recorded in NCOU. These increases were partly offset by lower provisions in PW&CC as well as in Postbank among others reflecting the benign economic environment.

Income before income taxes was € 579 million in the first quarter 2016 versus € 1.5 billion in the first quarter 2015. This decrease was predominantly driven by a decline in revenues.

Net income for the first quarter 2016 was € 236 million, compared to € 559 million in the first quarter 2015. Income tax expense in the first quarter 2016 was € 343 million versus € 920 million in the comparative period. The effective tax rate in the first quarter of 2016 was 59%, largely attributable to tax effects related to share-based payments and our investment in Hua Xia Bank Co. Ltd. The prior year’s quarter effective tax rate of 62 % was mainly impacted by non-tax deductible litigation charges.

Deutsche Bank	1 – Management Report	6
Interim Report as of March 31, 2016

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended March 31, 2016 and March 31, 2015. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

						Three months ended Mar 31, 2016

in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated

Net revenues	2,774	1,825	1,737	736	861	16	120	8,068

Provision for credit losses	15	136	36	0	41	75	0	304

Noninterest expenses:

Compensation and benefits	503	498	643	178	348	15	1,009	3,194

General and administrative expenses	1,784	801	930	339	349	454	(921)	3,736

Policyholder benefits and claims	0	0	0	44	0	0	0	44

Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0	0

Restructuring activities	70	73	56	7	0	5	(0)	211

Total noninterest expenses	2,356	1,372	1,629	567	697	475	88	7,184

Noncontrolling interests	23	0	0	0	0	(0)	(23)	0

Income (loss) before income taxes	380	316	71	168	122	(533)	55	579

Cost/income ratio (in %)	85	75	94	77	81	N/M	N/M	89

Assets	1,221,686	135,723	173,487	34,688	139,017	19,356	16,612	1,740,569

Risk-weighted assets (CRR/CRD4 – fully loaded)	167,268	85,219	50,448	12,566	43,754	30,687	11,002	400,944

CRR/CRD4 leverage exposure measure (spot value at reporting date)	742,118	262,916	183,048	15,576	144,918	31,182	10,707	1,390,464

Average shareholder’s equity	23,780	12,079	9,419	6,568	5,703	5,026	0	62,575

Post-tax return on average tangible shareholders’ equity (in %) [1]	4.5	7.5	2.4	25.7	5.9	N/M	N/M	1.6

Post-tax return on average shareholders’ equity (in %) [1]	4.2	6.8	2.0	6.7	5.6	N/M	N/M	1.4

N/M – Not meaningful

[1]	The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 59%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 35%.

7	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27

	Three months ended Mar 31, 2015

in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated

Net revenues	3,598	2,135	2,092	840	858	395	458	10,376

Provision for credit losses	1	50	80	0	57	29	1	218

Noninterest expenses:

Compensation and benefits	648	563	651	202	338	30	1,002	3,433

General and administrative expenses	2,929	798	958	312	350	654	(931)	5,069

Policyholder benefits and claims	0	0	0	153	0	0	0	153

Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0	0

Restructuring activities	20	2	1	(0)	0	0	(0)	23

Total noninterest expenses	3,597	1,363	1,609	667	688	684	70	8,678

Noncontrolling interests	16	(0)	0	(0)	0	0	(16)	0

Income (loss) before income taxes	(16)	722	403	173	113	(318)	402	1,479

Cost/income ratio (in %)	100	64	77	79	80	N/M	N/M	84

Assets	1,403,297	150,677	172,018	42,110	140,036	33,834	13,493	1,955,465

Risk-weighted assets (CRR/CRD4 – fully loaded)	178,581	86,245	48,963	10,019	41,281	44,716	21,583	431,390

CRR/CRD4 leverage exposure measure (spot value at reporting date)	832,563	272,613	178,923	16,109	143,012	75,188	30,560	1,548,969

Average shareholder’s equity	22,940	11,746	10,087	5,928	8,659	8,484	3,309	71,153

Post-tax return on average tangible shareholders’ equity (in %) [1]	(0.2)	17.6	13.1	36.9	5.0	N/M	N/M	3.9

Post-tax return on average shareholders’ equity (in %) [1]	(0.2)	15.9	10.3	7.5	3.4	N/M	N/M	3.1

N/M – Not meaningful

[1]	The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 62%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 35%.

Deutsche Bank	1 – Management Report	8
Interim Report as of March 31, 2016

Corporate Divisions

Global Markets (GM)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2016	Mar 31, 2015	Absolute Change	Change in %
Net revenues:

Sales & Trading (equity)	728	1,027	(299)	(29)

Sales & Trading (debt and other products)	2,049	2,905	(856)	(29)

Sales & Trading	2,778	3,933	(1,155)	(29)

Other	(3)	(334)	331	N/M

Total net revenues	2,774	3,598	(824)	(23)

Provision for credit losses	15	1	14	N/M

Noninterest expenses:

Compensation and benefits	503	648	(146)	(22)

General and administrative expenses	1,784	2,929	(1,145)	(39)

Policyholder benefits and claims	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	70	20	50	N/M

Total noninterest expenses	2,356	3,597	(1,241)	(34)

Noncontrolling interests	23	16	7	45

Income (loss) before income taxes	380	(16)	396	N/M

N/M – Not meaningful

2016 to 2015 Three Months Comparison

Global Markets performance was impacted by a challenging market environment, lower client activity and Strategy 2020 implementation including de-risking and footprint rationalization in the first quarter 2016. Global Markets revenues include gains relating to Deutsche Bank’s public tender offer. Net revenues were € 2.8 billion, a decrease of € 824 million or 23%.

Sales & Trading (debt and other products) net revenues were € 2.0 billion, a decrease of € 856 million, or 29%. Credit revenues were lower with challenging market conditions impacting flow businesses while financing products continued to perform well. Revenues were also impacted by de-risking in Securitised Trading under Strategy 2020 and enhancements to KYC processes. Rates revenues were significantly lower due to a challenging market environment, compared to a strong prior year quarter. Asia Pacific Local Markets revenues were significantly lower due to concerns around growth in China and a challenging market environment. Revenues in Emerging Markets were significantly lower driven by a weak market environment and country exits as part of Strategy 2020 implementation. Foreign Exchange revenues were lower compared to a strong prior year quarter, driven by lower client activity.

Sales & Trading (equity) generated net revenues of € 728 million, a decrease of € 299 million, or 29%. Cash Equities revenues were significantly lower driven by Europe and Asia reflecting higher volatility and lower client volumes. Equity Derivatives revenues declined significantly driven by lower client activity and challenging market conditions. Revenues in Prime Finance were in line with the prior year quarter.

Other revenues were negative € 3 million (2015: negative € 334 million). Other revenues included transfers from and to Corporate & Investment Banking resulting from client coverage and product distribution, as well as three valuation adjustment items totalling a gain of € 143 million. First, a mark-to-market gain of € 22 million (2015: a loss of € 18 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA). Second, a Funding Valuation Adjustment (FVA) loss of € 82 million (2015: a loss of € 144 million including a negative impact of € 84 million due to a calculation refinement). Third, a gain of € 202 million (2015: a loss of € 13 million) relating to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities.

9	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27

In provisions for credit losses, Global Markets recorded a net charge of € 15 million (2015: net charge of € 1 million), driven by a small number of exposures.

Noninterest expenses decreased by € 1.2 billion, or 34%. This decrease was due to a reduction in litigation costs of € 1.1 billion, lower bonus costs and favorable exchange rate movements.

Income before income taxes was € 380 million (2015: a loss of € 16 million). The increase was mainly driven by lower litigation costs, partly offset by lower revenues reflecting challenging market conditions.

Corporate & Investment Banking Corporate Division (CIB)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2016	Mar 31, 2015	Absolute Change	Change in %
Net revenues:

Trade Finance & Cash Management Corporates	651	702	(51)	(7)

Institutional Cash & Securities Services	451	435	15	4

Equity Origination	64	204	(139)	(68)

Debt Origination	294	437	(144)	(33)

Advisory	151	145	6	4

Loan products & Other	214	211	2	1

Total net revenues	1,825	2,135	(311)	(15)

Provision for credit losses	136	50	86	171

Noninterest expenses:

Compensation and benefits	498	563	(65)	(12)

General and administrative expenses	801	798	3	0

Policyholder benefits and claims	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	73	2	71	N/M

Total noninterest expenses	1,372	1,363	9	1

Noncontrolling interests	0	(0)	0	N/M

Income (loss) before income taxes	316	722	(406)	(56)

N/M – Not meaningful

2016 to 2015 Three Months Comparison

The first quarter of 2016 was characterized by a volatile market environment that resulted in lower primary activity in our Corporate Finance business, and by persistently low interest rates in key markets affecting our Transaction Banking business. The combination of these factors resulted in a decrease in income before income taxes relative to the first quarter of 2015.

Net revenues for the CIB division of € 1.8 billion decreased by € 311 million, or 15%. Trade Finance & Cash Management Corporates revenues decreased by € 51 million, or 7%, mainly due to deterioration in the flow and structured trade business activities as well as the persistently low interest rate environment in Europe putting pressure on Cash Management business for corporate clients. Institutional Cash & Securities Services showed a strong performance with an increase of € 15 million, or 4%, supported by higher interest rates in the US as well as transaction volume growth. Revenues in Equity Origination decreased by € 139 million, or 68%, and in Debt Origination by € 144 million, or 33%. This was driven by challenging market conditions and a decline in client activity. Advisory revenues increased by € 6 million, or 4%, as a result of an increase in transactions closed in the first quarter 2016 as compared to the first quarter of 2015. Loan products & Other revenues included revenues related to corporate lending activity as well as transfers from and to the segment Global Markets related to distribution of primary issuance and sales of capital markets products to corporate clients. Compared to prior year quarter, Loan product & Other revenues increased slightly by € 2 million, or 1%.

Deutsche Bank	1 – Management Report	10
Interim Report as of March 31, 2016

Provision for credit losses increased by € 86 million, or 171%, primarily driven by the Leveraged Finance portfolio as well as a single case in the Emerging Markets portfolio.

Noninterest expenses of € 1.4 billion slightly increased by € 9 million, or 1%. This was driven by higher costs related to restructuring activities reflecting the current strategic initiatives, partially offset by the positive impact of lower bonus accruals and tighter cost discipline.

Income before income taxes of € 316 million decreased by € 406 million, or 56%, with a slowdown of revenues and an increase in provisions for credit losses.

Private, Wealth & Commercial Clients Corporate Division (PW&CC)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2016	Mar 31, 2015	Absolute Change	Change in %
Net revenues:

Credit products	539	540	(0)	(0)

Deposit products	312	343	(31)	(9)

Investment & insurance products	299	378	(79)	(21)

Payments, cards & account products	137	145	(8)	(5)

Other products	75	24	51	N/M

Total Private & Commercial Clients (PCC)	1,362	1,429	(67)	(5)

Net interest revenues	213	198	15	8

Management Fees	176	198	(22)	(11)

Performance & Transaction Fees	101	145	(44)	(30)

Other revenues	9	(1)	10	N/M

Total Wealth Management (WM)	498	539	(41)	(8)

Hua Xia	(124)	124	(247)	N/M

Total net revenues	1,737	2,092	(355)	(17)

Provision for credit losses	36	80	(43)	(54)

Noninterest expenses:

Compensation and benefits	643	651	(8)	(1)

General and administrative expenses	930	958	(28)	(3)

Policyholder benefits and claims	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	56	1	55	N/M

Total noninterest expenses	1,629	1,609	20	1

Noncontrolling interests	0	0	0	N/M

Income (loss) before income taxes	71	403	(332)	(82)

N/M – Not meaningful

2016 to 2015 Three Months Comparison

PW&CC’s business environment remained challenging in the beginning of 2016. The continued low interest rate environment was accompanied by turbulent markets which led to very low client activity especially in the investment businesses. In addition, income before income taxes of € 71 million in the first quarter of 2016 was adversely impacted by a further negative net valuation impact of € 124 million relating to the stake in Hua Xia Bank Co. Ltd. as well as by restructuring and severance charges of € 70 million related to Strategy 2020 transformation measures. Excluding these factors, PW&CC achieved in first quarter of 2016 a result close to the level of the prior year quarter.

11	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27

Net revenues in PW&CC decreased by € 355 million compared to the prior year quarter. This was mainly driven by a revenue impact of € 247 million related to the stake in Hua Xia Bank Co. Ltd. The first quarter 2016 included the aforementioned € 124 million negative net valuation impact, whereas the first quarter last year included regular equity pick-ups on the Hua Xia stake. In our Private & Commercial Client (PCC) businesses revenues declined by € 67 million, or 5%, mainly driven by a decrease in Investment & Insurance product revenues of € 79 million, or 21%, reflecting the turbulent market environment with reduced client activity. Net revenues from Deposit products declined by € 31 million, or 9%, compared to first quarter 2015, driven by the further declining interest rate environment in Europe. These decreases in PCC revenues were partly compensated by a € 50 million dividend payment from one of PCC’s shareholdings subsequent to a sales transaction by the investee in 2015. Revenues in Wealth Management (WM) businesses decreased by € 41 million, or 8%, mainly caused by € 44 million, or 30%, lower Performance & Transaction fees, also reflecting the turbulent market environment and lower client activity. Lower management fees reflecting lower market levels were partly compensated by higher net interest revenues from deposits mainly due to higher margins.

Provision for credit losses decreased by € 43 million compared to prior year quarter reflecting the portfolio quality of the loan book and the benign economic environment. Provision for credit losses also benefitted from selective portfolio sales.

Noninterest expenses slightly increased by € 20 million, compared to the first quarter of 2015, driven by charges of € 56 million for restructuring and € 14 million of severance payments related to Strategy 2020 measures. The impact of these charges was mitigated by lower general and administration expenses reflecting successful cost containment measures taken in the quarter.

Income before income taxes decreased by € 332 million, or 82%, compared to the first quarter of 2015. The decline was almost completely attributable to the aforementioned year-on-year impact of € 247 million from Hua Xia and the € 70 million charges related to Strategy 2020. The impact of lower revenues in a more difficult market environment was compensated by lower provisions for credit losses and by lower general administrative expenses.

PW&CC’s Invested Assets decreased by € 22 billion compared to December 31, 2015, mainly due to market depreciation and foreign exchange related effects of € 17 billion. Net outflows in the quarter were € 4 billion. Net outflows of € 2 billion in the WM business reflected continued deleveraging activities of our clients as well as efforts to optimize risk management practices and to improve efficiencies as in cross-border servicing. This was partly offset by inflows of new deposits and advisory mandates. In PCC business, net outflows amounted to € 2 billion for the first quarter of 2016. Outflows in deposits were partly compensated by net inflows in securities.

Deutsche Bank	1 – Management Report	12
Interim Report as of March 31, 2016

Deutsche Asset Management Corporate Division (Deutsche AM)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2016	Mar 31, 2015	Absolute Change	Change in %
Net revenues:

Management Fees	542	580	(38)	(7)

Performance and transaction fees	29	47	(18)	(39)

Other revenues	123	36	86	N/M

Mark-to-market movements on policyholder positions in Abbey Life	43	176	(133)	(76)

Total net revenues	736	840	(104)	(12)

Provision for credit losses	0	0	0	N/M

Total noninterest expenses:

Compensation and benefits	178	202	(24)	(12)

General and administrative expenses	339	312	27	9

Policyholder benefits and claims	44	153	(109)	(71)

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	7	(0)	7	N/M

Total noninterest expenses	567	667	(100)	(15)

Noncontrolling interests	0	(0)	0	N/M

Income before income taxes	168	173	(5)	(3)

N/M – Not meaningful

2016 to 2015 Three Months Comparison

Deutsche AM recorded stable IBIT in the first quarter 2016 albeit with lower net revenues due to difficult market conditions.

Net revenues were € 736 million, a decrease of € 104 million, or 12%. Management Fees decreased by € 38 million, or 7%, due to a decrease in the average assets under management for the quarter following decreased market levels and net outflows. Performance and transaction fees decreased by € 18 million, or 39%, following lower performance fees from alternative products. Other revenues increased by € 86 million mainly due to the prior year write-down in active products relating to HETA exposure of € 110 million and, proceeds from the sale of Asset Management India and were offset by lower current year alternative product revenues. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 133 million following reduced market gains.

Noninterest expenses of € 567 million decreased by € 100 million, or 15%, driven by lower policyholder benefits and claims and lower compensation costs partly offset by increased General and administrative expenses.

Income before income taxes was € 168 million, a decrease of € 5 million, or 3 % driven by the aforementioned decrease in net revenues.

13	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27

Invested assets were € 739 billion as of March 31, 2016, a decrease of € 38 billion versus December 31, 2015, mainly driven by unfavorable foreign currency movements of € 15 billion, net asset outflows of € 14 billion, negative market development of € 5 billion, and disposals of € 4 billion.

in € bn..	Alternatives	Cash	Equity	Fixed Income	Multi Asset	Total Invested Assets
Balance as of December 31, 2015	93	77	199	319	89	777

Net Flows	0	(7)	(1)	(4)	(1)	(14)
FX impact	(2)	(2)	(3)	(7)	(1)	(15)
Market Development	1	(1)	(9)	6	(2)	(5)
Other	0	(1)	0	(2)	0	(4)

Balance as of March 31, 2016	91	66	185	312	85	739

Average fee rate (in bps)	51	8	49	15	39

Client assets were € 791 billion as of March 31, 2016, a decrease of € 36 billion versus December 31, 2015.

Postbank

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2016	Mar 31, 2015	Absolute Change	Change in %
Net revenues:

Current Accounts	270	291	(21)	(7)

Loans	316	306	10	3

Savings	219	235	(16)	(7)

Investment & Insurance Products	24	28	(3)	(11)

Postal	60	61	(1)	(2)

NCOU	(39)	(59)	20	(33)

Other	11	(3)	14	N/M

Total net revenues	861	858	3	0

Provision for credit losses	41	57	(16)	(27)

Total noninterest expenses:

Compensation and benefits	348	338	10	3

General and administrative expenses	349	350	(1)	(0)

Policyholder benefits and claims	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	0	0	0	N/M

Total noninterest expenses	697	688	9	1

Noncontrolling interests	0	0	(0)	N/M

Income before income taxes	122	113	9	8

N/M – Not meaningful

2016 to 2015 Three Months Comparison

Despite the prevailing low interest rate environment the Postbank segment recorded an income before income taxes of € 122 million, which reflects an increase of 11 % or € 12 million compared to the prior year quarter. The increase was primarily driven by lower provisions for credit losses and partly offset by an increase in expenses for the European deposit protection scheme

Deutsche Bank	1 – Management Report	14
Interim Report as of March 31, 2016

Total net revenues remained relatively unchanged compared to the prior year quarter. Revenues in current accounts and savings declined due to the low interest environment. Mortgages and consumer finance however continue to show a double digit growth due to new loan business in the first quarter 2016, leading to increasing Loans net revenues. The improvement in Postbank’s NCOU net revenues was partially driven by the continued expiration of high coupon liabilities while the improvement in other net revenues primarily derives from a gain on the partial sale of an equity investment which is based on a distribution cooperation. Investment & Insurance Products net revenues declined due to increased capital markets volatility and the continued low interest environment.

Provisions for credit losses improved 27 % or € 16 million compared to the prior year quarter, reflecting the benign economic environment in Germany.

Total noninterest expenses were relatively unchanged with a 1 % or € 9 million increase compared to the prior-year quarter. Increased regulatory expenses, dissynergies due to the planned separation from Deutsche Bank Group, expenses for the European deposit protection scheme and investments in efficiency and digitization led to rising noninterest expenses. This was offset by continued cost control and efficiency measures of Postbank.

Income before income taxes increased by 8 % or € 9 million from € 113 million to € 122 million in the first quarter 2016 driven by lower provisions for credit losses.

Invested assets were € 74 billion as of March 31, 2016, a decrease of € 1 billion versus December 31, 2015. Client assets were € 110 billion as of March 31, 2016, stable versus December 31, 2015.

Non-Core Operations Unit Corporate Division (NCOU)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2016	Mar 31, 2015	Absolute Change	Change in %
Net revenues	16	395	(379)	(96)

Provision for credit losses	75	29	46	158

Noninterest expenses:

Compensation and benefits	15	30	(14)	(48)

General and administrative expenses	454	654	(200)	(31)

Policyholder benefits and claims	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	5	0	5	N/M

Total noninterest expenses	475	684	(209)	(31)

Noncontrolling interests	(0)	0	(0)	N/M

Income (loss) before income taxes	(533)	(318)	(216)	68

N/M – Not meaningful

2016 to 2015 Three Months Comparison

During the first quarter 2016, NCOU continued to execute its de-risking strategy with specific focus on capital contribution and de-leveraging initiatives. De-risking activity was impacted by challenging market conditions and resulted in a net loss of € 123 million.

Net revenues decreased by € 379 million to € 16 million, predominately driven by a specific litigation recovery of € 219 million in the prior year. In addition, portfolio revenues have declined following asset sales, which have been partially offset by the net effect arising from valuation adjustments and mark-to-market impacts. NCOU’s de-risking activity generated revenue losses of € 90 million compared to net gains of € 98 million in the same period in 2015.

15	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27

Provision for credit losses increased by € 46 million, to € 75 million. This increase is predominantly driven by higher provisions taken against IAS 39 reclassified assets within the European Mortgage Portfolios.

Noninterest expenses decreased by € 209 million, or 31%, to € 475 million. The decrease was predominantly due to lower litigation-related expenses. Noninterest expenses excluding litigation charges were 24 % lower year-on-year, as a result of on-going de-risking, including the sale of Maher Prince Rupert.

The loss before income taxes increased by € 216 million to € 533 million. The increase compared to the same quarter in 2015 was primarily driven by lower revenues, partially offset by lower noninterest expenses.

Consolidation & Adjustments (C&A)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2016	Mar 31, 2015	Absolute Change	Change in %
Net revenues	120	458	(337)	(74)

Provision for credit losses	0	1	(0)	N/M

Noninterest expenses:

Compensation and benefits	1,009	1,002	7	1

General and administrative expenses	(921)	(931)	10	(1)

Policyholder benefits and claims	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	(0)	(0)	(0)	N/M

Total noninterest expenses	88	70	17	25

Noncontrolling interests	(23)	(16)	(7)	47

Income (loss) before income taxes	55	402	(347)	(86)

N/M – Not meaningful

2016 to 2015 Three Months Comparison

Income before income taxes in C&A was € 55 million in the first quarter 2016, compared to € 402 million in the prior year quarter. This decrease was predominantly attributable to a gain of € 172 million in valuation and timing differences, compared to € 324 million in prior year, driven by a widening of own credit spread and, a widening of the basis spread between EUR/USD. The first quarter also includes negative € 64 million foreign exchange revaluation impact related to GBP denominated AT1 issuances, compared to a positive € 64 million in prior year. In addition, noninterest expenses reflect € 35 million of costs associated with the deconsolidation of Postbank.

Deutsche Bank	1 – Management Report	16
Interim Report as of March 31, 2016

Financial Position

in € m. (unless stated otherwise)	Mar 31, 2016	Dec 31, 2015	Absolute Change	Change in %
Cash and central bank balances	113,040	96,940	16,100	17

Interbank balances (w/o central banks)	10,083	12,842	(2,759)	(21)

Central bank funds sold, securities purchased under resale agreements and securities borrowed	62,356	56,013	6,343	11

Trading assets	174,947	196,035	(21,089)	(11)

Positive market values from derivative financial instruments	581,291	515,594	65,697	13

Financial assets designated at fair value through profit or loss	107,100	109,253	(2,153)	(2)
Thereof:
Securities purchased under resale agreements	52,855	51,073	1,782	3
Securities borrowed	19,443	21,489	(2,046)	(10)

Loans	424,060	427,749	(3,689)	(1)

Securities held to maturity	3,233	0	3,233	N/M

Brokerage and securities related receivables	142,037	94,939	47,098	50

Remaining assets	122,423	119,764	2,659	2

Total assets	1,740,569	1,629,130	111,439	7

Deposits	559,140	566,974	(7,834)	(1)

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	17,322	13,073	4,249	33

Trading liabilities	63,810	52,304	11,505	22

Negative market values from derivative financial instruments	561,532	494,076	67,456	14

Financial liabilities designated at fair value through profit or loss	52,729	44,852	7,878	18
Thereof:
Securities sold under repurchase agreements	40,234	31,637	8,597	27
Securities loaned	1,312	554	758	137

Other short-term borrowings	28,477	28,010	467	2

Long-term debt	151,361	160,016	(8,656)	(5)

Brokerage and securities related payables	175,412	134,637	40,775	30

Remaining liabilities	64,241	67,563	(3,322)	(5)

Total liabilities	1,674,023	1,561,506	112,517	7

Total equity	66,546	67,624	(1,078)	(1)

N/M – Not meaningful

Movements in Assets

As of March 31, 2016, total assets increased by € 111.4 billion (or 7%) compared to December 31, 2015.

The primary drivers of this growth were a € 65.7 billion increase in positive market values from derivative financial instruments, almost fully attributable to interest rate products as a result of tightening swap spreads, and a € 47.1 billion increase in brokerage and securities related receivables, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year, as well as from higher collateral requirements corresponding to the increase in negative market values from derivative financial instruments.

During the first quarter of 2016, cash and central bank balances increased by € 16.1 billion as a result of our liquidity management activities, including a shift out of liquid securities into cash at central banks. During the same period, interbank balances decreased by € 2.8 billion.

Central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, increased by € 6.1 billion, mainly driven by cash borrowings on the back of low trading inventory available as collateral and increased client short positions.

17	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27

Starting 2016, certain holdings in securities as part of our Strategic Liquidity Reserve are re-classified from Financial assets available for sale to securities held to maturity, to avoid unwarranted volatility in their measurement. As of March 31, 2016, the newly reported € 3.2 billion in securities held to maturity correspond to a decrease in the same amount in Financial assets available for sale (reported as part of Remaining Assets).

Trading assets decreased by € 21.1 billion during the first quarter, mainly driven by equity securities due to reduced client appetite and falling markets.

The overall increase of the balance sheet included a decrease of € 34.3 billion due to foreign exchange rate movements mainly driven by the appreciation of the Euro against the U.S. dollar and the GBP. The effects from foreign exchange rate movements are also reflected in the development of the balance sheet line items discussed in this section.

Movements in Liabilities

As of March 31, 2016, total liabilities increased by € 112.5 billion (or 7%) compared to year-end 2015.

Negative market values from derivative financial instruments and brokerage and securities related payables increased by € 67.5 billion and € 40.8 billion, respectively, primarily due to the same factors as the movements in positive market values from derivative financial instruments and brokerage and securities related receivables as discussed above.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, increased by € 13.6 billion in total, largely impacted by higher secured funding of highly liquid inventory.

Trading liabilities increased by € 11.5 billion due to new business and hedging activity coupled with decreased netting due to reduced client positions.

Deposits decreased by € 7.8 billion during the first quarter, primarily related to foreign exchange rate movements.

Driven by a high volume of maturities which exceeded our regular issuance activity, together with the impact of our public tender offer, long-term debt decreased by € 8.7 billion in the first quarter of 2016.

Similar to total assets, foreign exchange rate movements during the period had a significant offsetting impact which is already embedded in the overall movements in liabilities as discussed in this section.

Liquidity

Liquidity reserves amounted to € 213 billion as of March 31, 2016 (compared to € 215 billion as of December 31, 2015). We maintained a positive internal liquidity stress result as of March 31, 2016 (under the combined scenario), and our Liquidity Coverage Ratio for March 31, 2016 was 119% (compared to 119 % as of December 31, 2015).

Equity

Total equity as of March 31, 2016 decreased by € 1.1 billion. The main factors contributing to this development were a net loss from exchange rate changes of € 1.1 billion (especially the U.S. dollar) and from a net increase in treasury shares of € 200 million. Partly offsetting was net income attributable to Deutsche Bank shareholders and additional equity components of € 214 million.

Deutsche Bank	1 – Management Report	18
Interim Report as of March 31, 2016

Regulatory Capital

Based on the transitional rules, our CET 1 capital according to CRR/CRD 4 decreased in the first three months of 2016 by € 4.1 billion to € 48.3 billion. RWA according to CRR/CRD were € 401.5 billion as of March 31, 2016, compared with € 397.4 billion at the end of 2015. The decrease in CRR/CRD 4 CET 1 capital and the increase in RWA resulted in a CRR/CRD 4 CET 1 capital ratio of 12.0 % as of March 31, 2016, compared with 13.2 % at the end of 2015.

Our fully loaded CRR/CRD 4 Common Equity Tier 1 (CET 1) capital as of March 31, 2016 amounted to € 42.8 billion, € 1.3 billion below the € 44.1 billion as of December 31, 2015. Risk-weighted assets according to CRR/CRD 4 fully loaded were € 400.9 billion as of March 31, 2016 compared with € 396.7 billion at the end of 2015. Due to the decrease in CET 1 capital and the RWA increase our fully loaded CRR/CRD 4 CET 1 capital ratio as of March 31, 2016 decreased to 10.7 % compared with 11.1 % at the end of 2015.

Further details on the development of Regulatory Capital and RWA can be found in the Risk Report-section of this report under chapter ‘Regulatory Capital’.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of March 31, 2016 and December 31, 2015 the carrying value of reclassified assets was € 3.5 billion and € 4.4 billion, respectively, compared with a fair value of € 3.3 billion and € 4.3 billion as of March 31, 2016 and December 31, 2015, respectively. These assets are held in the NCOU.

Please refer to the note “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’” for additional information on these assets and on the impact of their reclassification.

Exposure to Monoline Insurers

The following is an update on the development of protection purchased from monoline insurers.

Monoline exposure related to U.S. residential mortgages

	Mar 31, 2016				Dec 31, 2015
in € m.	Notional amount	Value prior to CVA[1]	CVA[1]	Fair value after CVA[1]	Notional amount	Value prior to CVA[1]	CVA[1]	Fair value after CVA[1]
AA Monolines: [2]
Other subprime	10	2	0	2	11	2	0	2
Alt-A	367	88	(9)	79	400	97	(12)	84

Total AA Monolines [3]	377	90	(9)	81	411	99	(12)	86

[1]	For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency.
[2]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.
[3]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity. The movement in notional includes FX translation. December 31, 2015 exposures reflect asset reclassifications made in quarter to March 31, 2016.

19	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27

Other Monoline exposure

	Mar 31, 2016				Dec 31, 2015
in € m.	Notional amount	Value prior to CVA[1]	CVA[1]	Fair value after CVA[1]	Notional amount	Value prior to CVA[1]	CVA[1]	Fair value after CVA[1]
AA Monolines: [2]
TPS-CLO	1,286	374	(65)	309	1,374	353	(69)	284
CMBS	334	(1)	0	(1)	378	0	0	0
Student loans	344	50	(7)	43	360	52	(14)	38
Other	443	62	(27)	35	749	84	(29)	55

Total AA Monolines	2,407	485	(99)	386	2,860	489	(111)	377

Non Investment-Grade Monolines: [2]
TPS-CLO	21	4	(2)	3	23	5	(2)	3
CMBS	1,007	3	0	3	1,443	(1)	0	(1)
Corporate single name/Corporate CDO	21	0	0	0	24	4	(1)	3
Student loans	712	107	(14)	93	746	84	(14)	70
Other	473	96	(29)	68	502	97	(31)	66

Total Non Investment-Grade Monolines	2,234	210	(45)	166	2,737	189	(48)	141

Total [3,4]	4,641	695	(144)	551	5,598	677	(159)	518

[1]	For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency.
[2]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.
[3]	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 25 million as of March 31, 2016 and € 23 million as of December 31, 2015, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.
[4]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity. The movement in notional includes FX translation. December 31, 2015 exposures reflect asset reclassifications made in quarter to March 31, 2016.

Related Party Transactions

We have business relationships with several companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management and Supervisory Board

Effective January 1, 2016, Christian Sewing is CEO Germany and as Head of Private, Wealth & Commercial Clients also assumed responsibility for high net worth clients.

As of January 1, 2016, Quintin Price took on Management Board responsibility for Deutsche Asset Management, Garth Ritchie for Global Markets and Jeff Urwin for Corporate & Investment Banking.

There are no changes in the Supervisory Board.

Events after the Reporting Period

Please refer to the section “Other Financial Information” of this Interim Report.

Deutsche Bank	1 – Management Report	20
Interim Report as of March 31, 2016

Strategy

In our Annual Report 2015, we have provided details of our new strategic plan “Strategy 2020” that is intended to focus our universal offering of products and services to become a less complex, more efficient, less risky and a better capitalized bank.

In detail, we have set ourselves four strategic goals:

–	First, to become simpler and more efficient
–	Second, to become less risky
–	Third, to become better capitalized
–	Finally, to run the bank with more disciplined execution

These four strategic goals are backed by clear financial targets. Starting with the key regulatory ratios, we aim to strengthen our capital position, with a Common Equity Tier 1 capital ratio of at least 12.5 % from the end of 2018, and a leverage ratio of at least 4.5 % at the end of 2018 and 5 % at the end of 2020. We further aim to reduce adjusted costs to below € 22 billion by 2018, achieving a cost-income ratio of approximately 70 % by 2018 and approximately 65 % by 2020. In respect of returns to our shareholders, we aim to achieve post-tax return on tangible equity of greater than 10 % by 2018.

As of January 1, 2016, we have completed the reorganization of our operating businesses along our key client segments under the new leadership structure. We have made progress in the negotiations with workers councils and provisioned in the first quarter 2016 of € 285 million for planned FTE reductions. We have closed 18 retail branches in Spain and 25 branches in Poland. In addition, we have made progress in our announced perimeter reduction: country exits are well underway with the first exit to be completed within 2016. We have sold our Indian Asset Management business as well as further assets held in NCOU. We have achieved further reduction of Balance Sheet in our Global Markets division: RWA declined 7% (€ 13 billion) year-on-year to € 166 billion as an increase in operational risk RWA was more than offset by business de-risking. Our CRD 4 exposure declined 11% (€ 89 billion) year-on-year to € 744 billion driven by continued strong progress on balance sheet reduction. Finally, we have significantly invested into our internal controls, e.g. by implementing new strict rules for client onboarding (KYC), and we have streamlined our Management Board committee landscape from 16 to 4 committees.

21	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Annual Report 2015.

The Global Economy

In 2016, we project global economic growth to be more or less flat at 3.0%, thus remaining below trend for the fifth year in succession. Global inflation should rise to 3.7 % mostly since commodity prices are expected to have a more moderate negative impact on overall prices than compared to the prior year. We expect growth in the industrialized countries to slow to 1.3%, with a rise of 0.8 % in consumer prices. By contrast, in the emerging markets growth should remain fairly constant at 4.2%, and we expect inflation there to be 5.7%.

Eurozone GDP should climb by 1.5 % in 2016, supported by the low oil price and the gradual recovery in the labor market. We expect the eurozone economy to also continue to be supported by the expansionary monetary policy of the European Central Bank (ECB), which extended its expansionary stance in March 2016 with a targeted package of measures for credit easing. However, geopolitical risks, stuttering structural reforms, high levels of private and public debt and a far stronger euro are having a dampening effect. Consumer prices are projected to rise by 0.1%. The German economy is expected to expand by 1.7 % in 2016, driven by domestic forces alone.

In the U.S., we expect growth of 1.4 % in 2016. The external environment is acting as a drag owing to the strong U.S. dollar and modest global demand, as well as the oil-price-driven negative effect on the energy sector and the fact that de-stocking has yet to be completed. However, the solid labor market development and the housing market are generating positive stimuli. We expect consumer prices to likely rise by 1.4%. The Federal Reserve’s monetary policy should provide further stimulus for the U.S. economy overall. We predict a key rate rise to 0.6 % by year-end 2016.

We expect the Japanese economy to contract by 0.4 % in 2016. Growth of domestic and external demand is expected to be negative. Monetary policy should become even more expansionary with an increase in asset purchases or a change in their composition. We expect inflation to be at 0.1%. On balance, growth in the emerging market countries in 2016 will, according to our estimates, likely be roughly the same as in 2015. Economic growth in Asia (excluding Japan) is likely to slow slightly to 6.0%, with inflation at 2.6%. The Chinese economy is expected to grow by just 6.7 % in 2016, with inflation reaching 1.8%, largely due to the cooling of the secondary sector and investment. We expect monetary policy to likely become more expansive in order to bolster the economy.

Numerous risks are currently increasing the uncertainty of our global forecast by a greater degree than usual. The outlook for U.S. monetary policy remains very uncertain. The weak oil price is exacerbating the problems in the oil-producing countries and complicating funding of energy-related investments. Moreover, geopolitical risks could escalate, especially those arising from conflicts in the Middle East. A hard landing in China could also trigger global upheaval. In Europe, a flare-up in the debate on monetary policy and the future of the eurozone, insufficient deleveraging in the private and public sectors, a halt in implementing structural reforms as well as increasing support for populist parties could potentially have a substantial disruptive impact on our forecasts. The British referendum in June 2016, regional separatist movements and the ongoing challenging negotiations with Greece pose further risks. Moreover, the refugee crisis could further exacerbate political discord within the European Union.

The Banking Industry

We expect the business performance of European banks to stabilize after the turbulence in the equity markets at the beginning of the year. The European Central Bank’s additional monetary easing measures should help to support the banking industry in the euro area, as the new framework for targeted longer-term refinancing operations (TLTROs)

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offers the banks incentives to increase lending to the private sector. Despite the low interest-rate environment, we expect the growth of deposits to likely be unbroken. In Germany, the volume of loans to corporates and households should expand further, with the private mortgage business remaining the strongest driver on account of the heavy demand for real estate.

While the growth dynamic has eased somewhat in the U.S., American banks can benefit from the still sound economic expansion there. Therefore, the growth of corporate lending is likely to remain high, and consumer lending could gain even greater momentum. Moreover, the Federal Reserve is expected to initiate further key rate hikes in the course of the year, which should increase the interest margin of the U.S. banks in the medium term and thus boost their profitability.

Lending growth in Japan could be negatively impacted in 2016 by a moderate recession in the domestic economy. In China, the gradual economic slowdown could also have a mildly dampening effect on lending and deposit volumes, although they can probably still expand at rates in the low double digits.

The biggest macroeconomic risk factors facing the global banking industry are likely, in our view, to be: i) political risks in Europe (including a potential “Brexit”), ii) a stronger-than-expected cooling of the economy in China and other emerging markets, iii) a further decline in oil prices with related financial market turmoil and iv) uncertainty about the course of the Fed’s monetary policy. This is all the more reason why the investors holding bank equity or debt are likely to focus on continuing progress in the sector towards greater profitability, sustainable growth and stronger capital ratios.

With regard to the main topics in the area of financial market regulation over the next twelve months, the banks have to expect, in particular, final agreements on minimum capital requirements. These include, in particular, the Basel Committee’s finalization of the revised standardized approach for calculating risk-weighted assets and the leverage ratio requirements for global systemically important banks. In the euro area, moreover, the Single Resolution Board (SRB) is expected in the second half of 2016 to specify the Minimum Requirement for Own Funds and Eligible Liabilities (MREL) to be held by major banks in the event of their resolution. Furthermore, roughly 100 European banks will be subjected to a stress test by the European Central Bank and the European Banking Authority over the next few months. Finally, at the EU level, the political debate over the so-called banking structural reform is set to continue.

The Deutsche Bank Group

In order to highlight the financial objectives of Strategy 2020, financial targets were announced by the Deutsche Bank Group. The most important financial Key Performance Indicators (KPIs) of the Group are detailed in the table below.

Key Performance Indicators

Group Key Performance Indicators	Mar 31, 2016	Target for 2018	Target for 2020
CRR/CRD 4 Common Equity Tier 1 capital ratio (fully loaded) [1]	10.7%[2]	At least 12.5%	At least 12.5%

CRR/CRD 4 leverage ratio (fully loaded) [3]	3.4%	At least 4.5%	At least 5.0%

Post-tax Return on Average Tangible Equity [4]	1.6%	Greater than 10.0%	Greater than 10.0%

Adjusted costs [5]	€ 6.7 bn	Less than € 22 bn per annum	Less than € 22 bn per annum

Cost-income ratio [6]	89.0%	~ 70.0%	~ 65.0%

Risk-weighted assets [7]	€ 401 bn	€ 320 bn	€ 310 bn

Note: Comparison of the KPIs with prior year plan/forecast not meaningful, as in 2015 a new strategy was formulated.

[1]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[2]	In line with the Management Board’s decision not to propose any dividend on common stock for the fiscal year 2016; subject to no-objection by the ECB Governing Council.
[3]	Further detail on the calculation of the CRR/CRD 4 leverage ratio (fully loaded) is provided in the Risk Report.
[4]

Based on Net Income attributable to Deutsche Bank shareholders. Calculation is based on an effective tax rate of 59 % for three months ended March 31, 2016. For further information, please refer to “Other information Non-GAAP Financial Measures” of the report.

[5]

Total noninterest expense excluding restructuring & severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims. For further information please refer to “Other information Non-GAAP Financial Measures” of the report.

[6]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[7]	Excluding expected regulatory inflation.

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Within our strategic plan, we used underlying foreign exchange rates of EUR/USD at 1.07 and EUR/GBP at 0.72 in setting the financial targets for 2018 and 2020.

For 2016, we expect revenues to be impacted by the low interest rate environment and challenging trading conditions. In addition, the impact of restructuring activities across country, client and product portfolio reductions are likely to impact our revenue generation capacity. However, at the same time we will be investing into growth areas of Transaction Banking, Asset Management, Wealth Management and Equities. We expect the majority of our restructuring costs to be incurred by the end of 2016 with restructuring activities to be mostly completed in 2017. Our total costs will continue to be burdened by litigation and restructuring charges in 2016.

Capital management remains focused on keeping the CRR/CRD 4 fully loaded Common Equity Tier 1 capital ratio (CET 1 ratio) on track to reach the Strategy 2020 target level of minimum 12.5 % by 2018. In 2016, we expect the fully loaded CET 1 ratio to remain broadly flat so that we would remain capitalized above regulatory minimum and SREP requirements. We expect CET 1 capital to be impacted by restructuring cost, litigation, and NCOU de-risking.

Over 2016, risk-weighted assets are expected to decrease driven by the planned acceleration of our NCOU de-risking program, offset by the increase of Operational Risk related risk-weighted assets.

In order to support our overall capitalization, the Management Board proposed to the Supervisory Board to recommend no common share dividend for the fiscal years 2015 and 2016. In our Strategy 2020 announcement, we articulated that we aspire to pay a competitive common share dividend payout ratio in the medium term.

We stay committed to reaching a fully loaded CRR/CRD 4 Leverage Ratio of at least 4.5 % in 2018 and at least 5 % in 2020 per Strategy 2020. In 2016, we will continue our active CRD 4 exposure management. The CRR/CRD 4 Leverage Ratio is expected to remain broadly flat in 2016.

2016 will be a year of focused Strategy 2020 implementation. We expect restructuring and severance expenses of approximately € 1 billion, a continued burden from litigation, continued pressure from regulatory induced costs, bank levy charges and challenging market conditions. We are committed to work towards our target of 10 % Post-tax Return on Average Tangible Equity, when Strategy 2020 is to be fully implemented. The measures planned for implementation in 2016, whilst a burden in this year, are key elements to progress towards that target. Overall we expect a partial improvement of our Post-tax Return on Average Tangible Equity in 2016.

Achieving a structurally affordable cost base is one of our top priorities. We remain committed to our “Strategy 2020” target of an adjusted cost base of less than € 22 billion and a cost-income ratio of approximately 70 % by 2018. However, 2016 will remain a difficult year for us as it will take some time for our restructuring program to become visible in our cost base. We intend to continue to further identify cost savings and efficiencies, but at the same time we will invest in technology and regulatory compliance programs, and we will face higher costs from software amortization. We therefore expect our adjusted costs to be broadly flat in 2016 compared to 2015 on a constant FX basis. In addition, our total costs will continue to be burdened by litigation and restructuring charges in 2016. As a result we expect our cost-income ratio to improve, but remain at an elevated level in 2016 as we also expect challenges on the revenue side driven by the low interest rate environment, market driven uncertainties and strategic decisions like KYC enhancements and high risk country exits.

By the nature of our business, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation and enforcement environment to continue to be challenging, and could impact the achievement of the above described expectations regarding our performance.

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Our Business Segments

The following paragraphs contain the outlook of our business segments in the new organizational set-up.

For Global Markets (GM), we expect the business environment to remain challenging, albeit with some improvement in the second half of the year 2016. In Debt Sales & Trading, we expect industry revenues to decline in 2016 versus 2015 levels, driven by an uncertain market environment leading to lower client activity. Equity Sales & Trading revenues for the industry are also expected to be lower for the year versus a very strong 2015. Ongoing risks and uncertainties include exposure of global macroeconomic growth to event risks, evolution of central bank policies, the impact of low oil prices on the energy sector and ongoing regulatory developments. Additionally, financial market turbulence, lower client activity, ongoing regulatory pressure, continued pressure on resources, Strategy 2020 execution, e.g. EM Debt hubbing and exiting high risk weight securitized trading, KYC enhancements and litigation charges continue to pose headwinds. However, despite challenging market conditions, we believe that continued implementation of Strategy 2020 will position us favorably to face potential challenges and capitalize on future opportunities.

For Corporate & Investment Banking (CIB), the business environment is expected to remain challenging with negative rates in key markets, volatile market conditions, the impact of low oil prices on the energy sector, ongoing regulatory pressures and the potential impact of geopolitical events putting downward pressure on our business. We expect continued global economic growth in 2016 albeit at the lowest rates since the financial crisis in 2008. Differences in regional growth rates are expected to result in increasing divergence in monetary policy.

In 2016, CIB is focused on continuing to enhance and refine our client franchise while improving the soundness and stability of our business model. Our client relationships remain a key priority, with the target of being a top three bank for our key corporate clients. This comprises shifting resources to higher returning products and relationships while rationalizing lower return and higher risk clients. We will continue to strengthen our processes and IT platforms, while maintaining strict risk, cost and capital discipline to further enhance the resilience and soundness of our business model. Finally for 2016, CIB will continue to focus on regulatory compliance, KYC and Client on-boarding process enhancements, control and conduct along with system stability in order to provide a strong foundation for future growth of CIB.

Private, Wealth & Commercial Clients (PW&CC) pursues a strategy of creating a leading, digitally enabled advisory bank with a strong focus on growth in Private Banking, Commercial Banking and Wealth Management. Our objectives include the provision of seamless client coverage with a distinct Private Banking and Wealth Management approach in Germany, a strengthened European presence, expansion of services to Ultra High Net Worth clients in Asia, the Americas and the Middle East, and a focus on entrepreneurs in Germany and across Europe. Furthermore, we expect to realize synergies to improve efficiency in product offering, digital investment, operations, overhead and support functions. Additionally, we seek to improve capital efficiency by further strengthening advisory capabilities and putting less emphasis on capital intensive products. In line with the changing behavior of our clients, we aim to sharpen our distribution model by strengthening our omni-channel capabilities with additional investments into our digital offerings and by closing around 200 branches in Germany. The completion of the Hua Xia sales transaction, which is anticipated in the mid-year, is subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission.

For the remainder of 2016, we expect revenues from deposit products to continue to suffer from the low interest rate environment while revenues from credit products are expected to slightly grow, reflecting continued customer demand as well as our strategy to selectively expand our loan book. We will also continue our focus on investment and insurance products but revenue dynamics in this business continue to be highly dependent on the impact of the current challenging macroeconomic environment on customer confidence. Loan loss provisions were on very low levels and benefited in the first quarter 2016 from portfolio sales, so that we expect an increased level in the remaining quarters of 2016. Both our revenues and noninterest expenses could be impacted by further regulatory requirements. In addition, noninterest expenses in 2016 will continue to include charges and investment spend related to the execution of the above-mentioned transformation measures.

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In Deutsche Asset Management (Deutsche AM), we anticipate continuing volatility in markets following the turbulent investment environment of the first quarter of 2016. A broad return in asset prices to year end levels combined with more accommodative signals from central banks have brought some reassurance to investors, but confidence in global market stability remains fragile. These challenging conditions underline the importance of our role as a trusted partner and solutions provider to our clients.

First quarter of 2016 market impact on asset prices, combined with net outflows, will negatively impact full year 2016 revenues as a result of lower recurring management fees. We expect a continued shift in investor preference for beta (passive) product and alternative investments and are well positioned as one of the largest providers of investment capability in these areas. We also intend to grow our investment capability in the traditional investment space to focus on multi-asset and a solutions oriented approach, another growing trend in the industry. However, market conditions have further heightened existing pressure on industry economics, already challenged by margin compression and competition and could present challenges for further growth in revenue and profitability. We will seek to reduce our cost base from existing efficiency measures, as well as taking additional steps to simplify our geographic and operational footprint. Throughout this period, we continue working to enhance our platform and control environment.

For Postbank (PB), we expect total net revenues generated by our business to increase in 2016 compared to 2015 figures, primarily driven by an improvement in Postbank’s NCOU.

Due to the continued low interest rate environment we expect a decrease in net revenues in Savings and Current Accounts, while our strong growth in new lending business should lead to an increase in Loans net revenues. We expect a marked improvement in Postbank’s NCOU net revenues, driven by the reduction in negative net revenues from maturing high-interest liabilities and lack of negative one-off effects compared to the previous year quarter. Investment & Insurance Products as well as Other should show smaller increases in net revenues while we expect a flat development for Postal.

Our main efforts include improving our efficiency, strengthening and broadening our lending profile and investing in digitalization. We will in addition initiate strategic measures to further foster a positive operational performance. Despite these efforts the low interest rate levels as well as increasing regulatory requirements may continue to adversely impact our profitability.

In terms of investments we plan to modify the focus in 2016. We expect the majority of investments related to the preparation of the separation of Postbank from Deutsche Bank in 2016. While we will continue to invest in measures to adapt to and comply with regulatory requirements, we also plan to shift our overall investment focus to heighten our competitiveness.

The Non-Core Operations Unit (NCOU) will focus on reducing leverage and risk-weighted assets with an ambition to materially unwind the remaining positions by the end of 2016, such that residual risk-weighted assets are less than € 10 billion in aggregate. Challenges in the overall market environment may impact the execution of NCOU’s strategy, specifically in terms of the associated timeline and financial impact. This uncertainty covers a number of factors that can impact the de-risking activity, however we expect this accelerated wind down to be accretive to the Group’s capital ratios. In addition, we expect the litigation and enforcement environment to remain challenging for the foreseeable future.

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Risk and Opportunities

The risks and opportunities that we believe are likely to occur have been incorporated into our Outlook. The following section focuses on future trends or events that may result in downside risk or upside potential of what we have anticipated in our Outlook.

Our aspirations are subject to various external and internal factors, including macro-economic and market conditions, regulatory reforms, legal and regulatory proceedings as well as risk management policies and implementation of Strategy 2020.

Depending on whether the economic and market conditions worsen or improve compared to forecasted levels, this could either adversely affect or positively impact our business, results of operations or strategic plans.

In case Deutsche Bank AG’s parent entity solo HGB results do not provide sufficient available distributable items (ADI) for Deutsche Bank AG, this could impact our ability to service AT1 coupons, leading to higher funding costs.

Similarly, a downgrade in credit rating could affect our funding costs and business activities, although we are unable to predict whether this would be the case or the extent of any such effect.

The regulatory reforms enacted and proposed in response to weaknesses in the financial sector together with the increased regulatory scrutiny and discretion will impose material costs on us, create significant uncertainty for us and may adversely affect our business plans as well as our ability to execute our strategic plans. In addition, regulatory reforms in respect of resolvability or resolution measures may also impact our shareholders and creditors.

We are subject to a number of legal proceedings and regulatory investigations whose outcome is difficult to estimate and which may substantially and adversely affect our planned results of operations, financial condition and reputation.

Although we have devoted significant resources to develop our risk management policies, procedures and methods, including with respect to market, credit, liquidity and operational risk, they may not be fully effective in mitigating our risk exposures.

Depending on whether we are able to successfully implement our Strategy 2020 or not, which is also subject to the previously mentioned factors, our financial condition, results of operations and share price may be positively impacted or adversely affected.

27	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Introduction

Risk Report

Introduction

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks following the principles of the International Financial Reporting Standard (IFRS 7). Consequently, the reporting is generally based on IFRS principles of valuation and consolidation. However, for dedicated regulatory disclosures the regulatory principles of consolidation are relevant which differ from those applied for our financial statements. Details on the main differences between these two consolidation regimes are provided in our annual Pillar 3 Report 2015.

CRR/CRD 4 Capital Framework

In the European Union, the Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation, or “CRR”) published on June 27, 2013, and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013. The new regulatory framework became effective on January 1, 2014, subject to transitional rules. When referring to Deutsche Bank results according to transitional rules we use the term “CRR/CRD 4”. When referring to results according to full application of the final framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5.

Details on our regulatory exposures as well as applicable ratios are provided further below in this report. A dedicated Pillar 3 disclosure section will be provided again as per June 30, 2016.

ICAAP/ILAAP and SREP

The lnternal Capital Adequacy Assessment Process (“ICAAP”) as stipulated in Pillar 2 of Basel 3 requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk management techniques to maintain adequate capitalization. The Internal Liquidity Adequacy Assessment Process (“ILAAP”) similar to ICAAP focuses on maintaining sufficient liquidity risk management. The Supervisory Review and Evaluation Process (“SREP”) refers to the common methodology and standards used by the European Central Bank (ECB) in its role under the Single Supervisory Mechanism (SSM). In accordance with Article 97 of the Capital Requirements Directive (CRD 4), supervisors regularly review the arrangement, strategies, process and mechanisms implemented by banks and evaluate: (a) the risks to which the institution might be exposed; (b) the risks the institution might pose to the financial system in general; and (c) the risks revealed by stress testing.

Risk Management Framework

The diversity of our business model requires us to identify, assess, measure, aggregate and manage our risks, and to allocate our capital among our businesses. Risk and capital are managed via a framework of principles, organizational structures and measurement and monitoring processes that are closely aligned with the activities of the divisions and business units. Further details can be found in our Annual Report 2015 sections “Risk Management Principles and Governance” and “Risk Governance”.

Effective April 2016, the Risk Executive Committee (“Risk ExCo”) and the Capital and Risk Committee (“CaR”) will be merged into the newly formed Group Risk Committee (“GRC”). GRC will be supported by four sub-committees; Group Reputational Risk Committee (“GRRC”), Non-Financial Risk Committee (“NFRC”), Enterprise Risk Committee, and Liquidity Management Committee.

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Risk Management Governance Structure of the Deutsche Bank Group

For all our material risks (credit, market, operational, liquidity, business, reputational, model and compliance risks), information concerning their definition, identification and management is contained in chapter “Risk and Capital Management” of our Annual Report 2015. All risks assessed as material are covered by the Internal Capital Adequacy Assessment Process as described in the section “Internal Capital Adequacy” of this report. Modeling and measurement approaches for quantifying capital and demand are implemented across major risk classes. Our material non-standard risks (i.e. reputational risk, model risk, compliance risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk. Further details on the measurement approaches can be found in our 2015 Pillar 3 Report in the section “Risk Quantification and Measurement”.

29	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Risk and Capital Overview

Risk and Capital Overview

Key Risk Metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. Common Equity Tier 1 Ratio (CET1), Internal Capital Adequacy Ratio (ICA), Leverage Ratio (LR), Liquidity Coverage Ratio (LCR) and Stressed Net Liquidity Position (SNLP) as high level metrics are fully integrated across strategic planning, risk appetite framework, stress testing, and recovery & resolution planning practices, which are reviewed and approved by our Management Board at least annually. Apart from Internal Capital Adequacy Ratio and Total Economic Capital, the following ratios and metrics are based on the fully loaded CRR/CRD 4 rules.

Common Equity Tier 1 Ratio 31.03.2016: 10.7%[1] 31.12.2015: 11.1%	Total Risk-Weighted Assets 31.03.2016: € 400.9 billion 31.12.2015: € 396.7 billion

Internal Capital Adequacy Ratio[2] 31.03.2016: 148% 31.12.2015: 158%	Total Economic Capital 31.03.2016: € 39.3 billion 31.12.2015: € 38.4 billion

Leverage Ratio 31.03.2016: 3.4% 31.12.2015: 3.5%	Leverage Exposure 31.03.2016: € 1,390 billion 31.12.2015: € 1,395 billion

Liquidity Coverage Ratio 31.03.2016: 119% 31.12.2015: 119%	Stressed Net Liquidity Position (sNLP) 31.03.2016: € 31 billion[3] 31.12.2015: € 46 billion

[1]	In line with the Management Board’s decision not to propose any dividend on common stock for the fiscal year 2016; subject to no-objection by the ECB Governing Council.
[2]

The definition of Capital Supply for the purpose of calculating the Internal Capital Adequacy ratio has been further aligned to CRR/CRD 4 rules in that, goodwill and other intangible assets are now deducted from Capital Supply instead of being added to economic capital demand. More information is provided in section “Internal Capital Adequacy”.

[3]	Preliminary amount.

For further details please refer to this report under sections “Risk Profile”, “Internal Capital Adequacy”, “Capital Instruments”, “Development of Regulatory Capital”, “Development of Risk-Weighted Assets”, and “Leverage Ratio”, and our Annual Report 2015 section “Risk Appetite and Capacity”, “Recovery and Resolution Planning”, “Stress Testing”, and “Internal Capital Adequacy Assessment Process”.

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Overall Risk Assessment

Key risk categories include 1) financial risks such as credit risk (counterparty risk, industry risk, country risk and product risk), market risk (trading, non-trading and traded default risk), liquidity risk, business risk (including tax and strategic risk), and 2) non-financial risks (NFRs) including reputational risk and operational risk (with important sub-categories compliance risk, legal risk, model risk, information security risks, fraud risks, and money laundering risks). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation. Please refer to our Annual Report 2015 under section “Risk and Capital Management” for detailed information on the management of our material risks.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture not only risks that have an impact across our risk inventories and business divisions but also those that are relevant only to specific portfolios.

The Risk environment deteriorated in the first half of the first quarter 2016 with financial markets selling off sharply amid exceptionally high volatility as concerns over China, Oil and slowing global growth intensified. Sentiment improved in late February and March as oil prices temporarily rebounded and expectations of further US rate hikes were receded. Against this backdrop, portfolio-wide risks on which we continue to focus include: the economic slowdown and financial market volatility in China and potential contagion to other economies, the impact of the ongoing slump in oil prices on key producing countries and related industries and the potential for further rate increases by the U.S. Federal Reserve which could drive further capital outflows from Emerging Markets. We are also closely monitoring European political risks, with a focus in the near-term on the UK’s Brexit vote on June 23, 2016, and the downside risks of persistently low/negative interest rates in developed markets.

The assessment of the potential impacts of these risk factors is integrated into our group-wide stress tests which assess our ability to absorb stress events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the tests’ parameters.

The first three months of 2016 continued to demonstrate the trend of increasing global regulation of the financial services industry, which we view as likely to persist through the coming years. We are focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes.

The overall focus of Risk and Capital Management is maintaining our risk profile in line with our risk strategy, increasing our capital base and supporting our strategic management initiatives with a focus on balance sheet optimization.

31	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Risk and Capital Overview

Risk Profile

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (non-regulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2016 increase (decrease) from 2015
in € m. (unless stated otherwise)	Mar 31, 2016	Dec 31, 2015	in € m.	in %
Credit risk	13,835	13,685	150	1

Market risk	17,166	17,436	(269)	(2)
Trading market risk	4,933	4,557	376	8
Nontrading market risk	12,233	12,878	(645)	(5)

Operational risk	11,169	10,243	926	9

Business risk	6,075	5,931	144	2

Diversification benefit [1]	(8,938)	(8,852)	(86)	1

Total economic capital usage	39,306	38,442	864	2

[1]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)

As of March 31, 2016, our economic capital usage amounted to € 39.3 billion, which was € 864 million, or 2%, above the € 38.4 billion economic capital usage as of December 31, 2015.

The economic capital usage for credit risk increased by € 150 million or 1 % higher compared to year-end 2015. This increase was mainly due to a higher economic capital usage for derivatives in Global Markets.

The economic capital usage for trading market risk increased to € 4.9 billion as of March 31, 2016, compared with € 4.6 billion at year-end 2015. The change was primarily driven by an increase in the fair value banking book component. The nontrading market risk economic capital usage decreased by € 645 million or 5%, mainly driven by a lower structural foreign exchange risk exposure.

The operational risk economic capital usage totaled € 11.2 billion as of March, 2016, which was € 926 million or 9 % higher than the € 10.2 billion economic capital usage as of December 31, 2015. The increase was mainly driven by legal operational risk losses including legal provisions and an increased operational risk loss profile of the industry as a whole. This is reflected in the operational risk loss data that has given rise to the increased economic capital usage which is largely due to the outflows related to litigation, investigations and regulatory enforcement actions.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non-standard risks including refinancing and reputational risk, and a tax risk component. The business risk increased by € 144 million to € 6.1 billion as of March 30, 2016. This increase reflected a higher economic capital usage for the strategic risk component driven by adjustments to the strategic plan for 2016.

The inter-risk diversification effect of the economic capital usage across credit, market, operational and strategic risk increased by € 86 million, or 1%, reflecting an increase in economic capital usage before diversification, partly offset by updated model parameters.

Our mix of various business activities results in diverse risk taking by our business divisions. We measure the key risks inherent in their respective business models through the undiversified Total Economic Capital (EC) metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

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Risk profile of our business divisions as measured by economic capital

	Mar 31, 2016
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consoli- dation & Adjustments	Total	Total (in %)
Credit Risk	5,095	3,688	1,643	165	2,649	539	56	13,835	35

Market Risk	5,488	805	2,435	2,226	1,627	1,510	3,076	17,166	44

Operational Risk	6,930	1,730	1,028	405	647	429	0	11,169	28

Business Risk	5,453	311	18	61	0	232	0	6,075	15

Diversification Benefit [1]	(5,491)	(1,125)	(963)	(378)	(591)	(368)	(22)	(8,938)	(23)

Total EC	17,475	5,408	4,160	2,479	4,331	2,342	3,110	39,306	100

Total EC (in %)	44	14	11	6	11	6	8	100	N/M

N/M - Not meaningful [1] Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)
						Dec 31, 2015[1]
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consoli- dation & Adjustments	Total	Total (in %)
Credit Risk	4,769	3,899	1,678	175	2,601	537	25	13,685	36

Market Risk	4,939	819	2,564	2,135	1,611	899	4,469	17,436	45

Operational Risk	6,240	1,613	963	316	600	452	59	10,243	27

Business Risk	5,160	405	1	0	0	261	104	5,931	15

Diversification Benefit [2]	(5,105)	(1,172)	(965)	(404)	(647)	(369)	(189)	(8,852)	(23)

Total EC	16,003	5,564	4,240	2,223	4,165	1,780	4,467	38,442	100

Total EC (in %)	42	14	11	6	11	5	12	100	N/M

N/M - Not meaningful

[1]	Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of March 31, 2016.
[2]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)

Global Markets’ (GM) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. The share of the operational risk in GM’s risk profile reflects high loss profile in the industry and internal losses and has increased over the first quarter 2016. The remainder of GM’s risk profile is derived from business risk reflecting earnings volatility risk.

Corporate & Investment Banking’s (CIB) revenues are generated from various products with different risk profiles. The vast majority of its risk relates to credit risk in the Trade Finance and Corporate Finance businesses, while other businesses attract low to no credit risk. The market risk mainly results from modeling of client deposits and trading.

The main risk driver of Deutsche Asset Management’s (Deutsche AM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AM’s advisory and commission focused business attracts primarily operational risk.

Private, Wealth & Commercial Clients’ (PW&CC) risk profile comprises credit risk from retail, small and medium-sized enterprises (SMEs) lending and wealth management (WM) activities as well as nontrading market risk from investment risk, modeling of client deposits and credit spread risk. PW&CC’s overall risk profile stayed broadly unchanged over the last year.

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s future strategy, assets earmarked for de-risking, assets suitable for separation, assets with significant capital absorption but low returns, and assets exposed to legal risks. NCOU’s risk profile covers risks across the entire range of our operations primarily comprising credit and market risks targeted where possible for accelerated de-risking. The increase of NCOU’s risk profile over the first three months of 2016 was driven by CVA risk from the inclusion of additional positions in the fair value banking book market risk calculation.

33	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Risk and Capital Performance

Consolidation & Adjustments mainly comprises nontrading market risk for structural foreign exchange risk, pension risk and equity compensation risk. The decrease of nontrading market risk in the first three months of 2016 was mainly driven by a lower structural foreign exchange risk caused by U.S. dollar weakening as well as lower equity compensation and pension risk levels.

Risk and Capital Performance

Regulatory Capital

Capital Adequacy

The calculation of our regulatory capital incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4 or “CRD 4”) as implemented into German law. The information in this section as well as in the section “Development of risk-weighted Assets” is based on the regulatory principles of consolidation.

Under the CRR/CRD 4 transitional rules, capital instruments no longer eligible are phased-out while the new rules on regulatory adjustments are phased-in. These provisions are allowed in order to ease the transition for banks to the fully loaded capital rules. The fully loaded CRR/CRD 4 metrics do not take these transitional rules into account (i.e. all capital instruments no longer eligible are excluded and all new regulatory adjustments are applied). At the same time, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets, e.g. the rule permitting the grandfathering of equity investments at a risk-weight of 100%. In this case, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions at the end of 2017.

Capital Instruments

Our Management Board received approval from the 2015 Annual General Meeting to buy back up to 137.9 million shares before the end of April 2020. Thereof 69.0 million shares can be purchased by using derivatives. These authorizations substitute the authorizations of the previous year. We have received approval from the BaFin for share buybacks for 2015 and from the ECB for 2016 according to new CRR/CRD 4 rules. During the period from the 2015 Annual General Meeting until March 31, 2016, 37.9 million shares have been purchased, of which 4.7 million shares through exercise of call options. The shares purchased were used for equity compensation purposes in the same period or are to be used in the upcoming period so that the number of shares held in Treasury from buybacks was 12.1 million as of March 31, 2016.

Since the 2015 Annual General Meeting authorized capital available to the Management Board is € 1,760 million (688 million shares). The conditional capital stands at € 486 million (190 million shares).

Deutsche Bank	1 – Management Report	34
Interim Report as of March 31, 2016

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are not fully recognized under fully loaded CRR/CRD 4 rules, mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For March 31, 2016, this resulted in eligible Additional Tier 1 instruments of € 10.8 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 6.2 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). € 5.7 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. One Hybrid Tier 1 capital instrument with a notional of $ 0.2 billion and an eligible equivalent amount of € 0.1 billion has been called during the first quarter 2016.

The total of our Tier 2 capital instruments as of March 31, 2016 recognized during the transition period under CRR/CRD 4 was € 6.2 billion. As of March 31, 2016, there are no further legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital under transitional rules. The gross notional value of the Tier 2 capital instruments was € 7.9 billion as of March 31, 2016. No Tier 2 capital instruments have been called since year-end 2015.

Minimum capital requirements and additional capital buffers

Since 2015 the CET 1 minimum capital requirement applicable to the Group is 4.5 % of RWA. The total capital requirement of 8 % demands further resources that may be met with up to 1.5 % AT1 capital and up to 2 % Tier 2 capital.

In addition to these minimum capital requirements, the following capital buffer requirements were phased-in starting 2016 and will become fully effective from 2019 onwards. In March 2015, Deutsche Bank was designated as a global systemically important institution (G-SII) by the German Federal Financial Supervisory Authority (BaFin) in agreement with Deutsche Bundesbank. The resulting G-SII buffer requirement of 2 % CET 1 capital of RWA in 2019 is phased in with 0.5 % in 2016. The capital conservation buffer requirement of 2.5 % CET 1 capital of RWA in 2019 implemented in Section 10c German Banking Act, based on Article 129 CRD 4 is phased in with 0.625 % in 2016. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. In the first quarter 2016 the countercyclical capital buffer is at 0.01%.

In addition, pursuant to the Supervisory Review and Evaluation Process (SREP), the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements. On December 4, 2015, the ECB informed Deutsche Bank that the consolidated Group has to keep a CET 1 ratio of at least 10.25 % on a phase-in basis under applicable transitional rules under CRR/CRD 4 at all times. Considering the G-SII buffer of 0.5 % and the countercyclical buffer of 0.01%, our overall CET 1 requirements amount to 10.76 % as per March 31, 2016.

Further information about minimum capital requirements and additional capital buffers can be found in our Annual Report 2015.

Development of regulatory capital

Our CRR/CRD 4 Tier 1 capital as of March 31, 2016 amounted to € 55.7 billion, consisting of a Common Equity Tier 1 (CET 1) capital of € 48.3 billion and Additional Tier 1 (AT1) capital of € 7.3 billion. The CRR/CRD 4 Tier 1 capital was € 2.6 billion lower than at the end of 2015, primarily driven by a decrease in CET 1 capital of € 4.1 billion since year end 2015 while AT1 capital increased by € 1.5 billion in the same period.

35	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Risk and Capital Performance

The € 4.1 billion decrease of CRR/CRD 4 CET 1 capital was largely the result of increased regulatory adjustments due to the higher phase-in rate of 60 % in 2016 compared to 40 % in 2015. Moreover the negative impact from Currency Translation Adjustments of € 1.1 billion and from prudential filters of € 0.4 billion in 2016 contributed to the decrease of CET1 capital. A positive counter-effect resulted from our € 0.2 billion positive net income for the quarter. Deutsche Bank’s revised common share dividend policy refers to the ECB Decision (EU) (2015/4) on the recognition of interim or year-end profits in CET1 capital as long as the Management Board does not decide and officially announce a different dividend level for the respective year. In line with the Management Board’s decision not to propose any dividend on common stock for the fiscal year 2016, no share dividend has been accrued for the first quarter 2016 subject to no-objection by the ECB Governing Council.

The € 1.5 billion increase in CRR/CRD 4 AT1 capital was mainly the result of reduced regulatory adjustments (€ 1.8 billion lower than at year end 2015) that were phased out from AT1 capital. These deductions reflect the residual amount of certain CET 1 deductions that are subtracted from CET 1 capital under fully loaded rules, but are allowed to reduce AT1 capital during the transitional period. The phase-in rate for these deductions on the level of CET 1 capital increased to 60 % in 2016 (40 % in 2015) and decreased correspondingly on the level of AT1 capital to 40 % in 2016 (60 % in 2015). The reduction of regulatory adjustments on the level of AT1 capital over-compensated the decrease in our CRR/CRD 4 AT1 capital instruments of € 0.3 billion (compared to December 31, 2015) that resulted mainly from our redemptions of legacy Hybrid Tier 1 capital instruments.

Our fully loaded CRR/CRD 4 Tier 1 capital as of March 31, 2016 was € 47.3 billion, compared to € 48.7 billion at the end of 2015. Our fully loaded CRR/CRD 4 CET 1 capital amounted to € 42.8 billion as of March 31, 2016, compared to € 44.1 billion as of December 31, 2015. Our fully loaded CRR/CRD 4 Additional Tier 1 capital amounted to € 4.6 billion as per end of March 2016, unchanged compared to year end 2015.

The decrease of our fully loaded CET 1 capital of € 1.3 billion compared to year end 2015 capital was largely the result of a negative impact from Currency Translation Adjustments of € 1.1 billion with partially positive foreign exchange counter-effects in capital deduction items. The decrease was furthermore driven by an increase in regulatory adjustments from prudential filters of € 0.4 billion. A positive counter-effect resulted from our € 0.2 billion positive net income for the quarter.

Deutsche Bank	1 – Management Report	36
Interim Report as of March 31, 2016

Transitional template for Regulatory Capital, RWA and Capital Ratios (unaudited)

	Mar 31, 2016		Dec 31, 2015
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	CRR/CRD 4 fully loaded	CRR/CRD 4
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	36,766	36,766	37,088	37,088

Retained earnings	20,754	20,754	27,607	27,607

Accumulated other comprehensive income (loss), net of tax	3,184	3,303	4,096	4,281

Independently reviewed interim profits net of any foreseeable charge or dividend	(92)	(92)	(7,025)	(7,025)

Other	0	66	0	92

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	60,612	60,797	61,766	62,042

Common Equity Tier 1 (CET 1) capital: regulatory adjustments

Additional value adjustments (negative amount)	(1,848)	(1,848)	(1,877)	(1,877)

Other prudential filters (other than additional value adjustments)	(1,036)	(757)	(622)	(330)

Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(8,374)	(5,025)	(8,439)	(3,376)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,374)	(2,024)	(3,310)	(1,324)

Negative amounts resulting from the calculation of expected loss amounts	(181)	(123)	(106)	(58)

Defined benefit pension fund assets (negative amount)	(1,215)	(729)	(1,173)	(469)

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	(46)	(33)	(76)	(39)

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 15 % threshold and net of eligible short positions) (negative amount)	(690)	(352)	(818)	(278)

Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 15 % threshold) (negative amount)	(786)	(401)	(953)	(324)

Other regulatory adjustments	(291)	(1,188)	(291)	(1,537)

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(17,843)	(12,481)	(17,665)	(9,613)

Common Equity Tier 1 (CET 1) capital	42,770	48,316	44,101	52,429

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	6,223	N/M	6,482

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	10,899	4,676	11,157

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(125)	(51)	(125)	(48)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(3,508)	N/M	(5,316)

Other regulatory adjustments	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(125)	(3,560)	(125)	(5,365)

Additional Tier 1 (AT1) capital	4,551	7,339	4,551	5,793

Tier 1 capital (T1 = CET 1 + AT1)	47,320	55,655	48,651	58,222

Tier 2 (T2) capital	11,765	6,000	12,325	6,299

Total capital (TC = T1 + T2)	59,085	61,656	60,976	64,522

Total risk-weighted assets	400,944	401,496	396,714	397,382

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	10.7[1]	12.0	11.1	13.2

Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.8	13.9	12.3	14.7

Total capital ratio (as a percentage of risk-weighted assets)	14.7	15.4	15.4	16.2

N/M – Not meaningful

[1]	In line with the Management Board’s decision not to propose any dividend on common stock for the fiscal year 2016; subject to no-objection by the ECB Governing Council.

37	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Risk and Capital Performance

Reconciliation of shareholders’ equity to regulatory capital

	Mar 31, 2016	Dec 31, 2015
in € m.	CRR/CRD 4	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet	61,592	62,678
Deconsolidation / Consolidation of entities	(675)	(681)
Thereof:
Additional paid-in capital	(5)	(5)
Retained earnings	(372)	(369)
Accumulated other comprehensive income (loss), net of tax	(298)	(307)

Total shareholders’ equity per regulatory balance sheet	60,918	61,997

Noncontrolling interest based on transitional rules	66	92
Accrual for dividend and AT1 coupons	(305)	(231)
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	119	184

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	60,797	62,042

Prudential filters	(3,503)	(3,453)
Thereof:
Additional value adjustments	(1,848)	(1,877)
Any increase in equity that results from securitized assets	(24)	(20)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(733)	(310)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	(898)	(1,246)

Regulatory adjustments	(8,978)	(6,159)
Thereof:
Goodwill and other intangible assets (net of related tax liabilities)	(5,025)	(3,376)
Deferred tax assets that rely on future profitability	(2,426)	(1,648)
Negative amounts resulting from the calculation of expected loss amounts	(123)	(58)
Defined benefit pension fund assets	(729)	(469)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(352)	(278)
Securitization positions not included in risk-weighted assets	0	0
Other [1]	(324)	(330)

Common Equity Tier 1 capital	48,316	52,429

Additional Tier 1 capital	7,339	5,793

Additional Tier 1 Notes (AT1 Notes)	4,624	4,627
Per balance sheet	4,675	4,675
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(51)	(48)

Hybrid capital securities	6,208	6,464
Per balance sheet	6,112	7,020
Deconsolidation/Consolidation of entities	371	388
Regulatory adjustments to balance sheet position	(275)	(944)
Thereof:
Amount excluded from Additional Tier 1 due to cap	0	0
Other	(275)	(944)

Other regulatory adjustments	15	18

Deductions from Additional Tier 1 capital	(3,508)	(5,316)

Tier 1 capital	55,655	58,222

Tier 2 capital	6,000	6,299

Subordinated debt	5,871	6,263
Per balance sheet	7,674	7,826
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(1,803)	(1,563)
Thereof:
Amortization according to Art. 64 CRR	(1,458)	(1,321)
Other	(345)	(242)

Other regulatory adjustments	288	289
Thereof:
Inclusion of amount excluded from Additional Tier 1 due to cap	0	0
Other	288	289

Deductions from Tier 2 capital	(158)	(252)

Total capital	61,656	64,522

[1]	Mainly relates to prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”).

Deutsche Bank	1 – Management Report	38
Interim Report as of March 31, 2016

Development of Risk-weighted Assets

The table below provide an overview of RWA broken down by risk type and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

Risk-weighted Assets by Risk Type and Business Division

	Mar 31, 2016
in € m.	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	60,958	68,951	41,553	7,762	37,576	11,613	11,290	239,704

Settlement Risk	7	0	0	0	0	0	0	7

Credit Valuation Adjustment (CVA)	10,779	44	116	150	471	3,395	8	14,963

Market Risk	34,905	1,094	0	1,118	51	11,931	0	49,098

Operational Risk	60,640	15,137	8,992	3,547	5,657	3,751	0	97,724

Total	167,290	85,227	50,661	12,577	43,755	30,689	11,298	401,496

	Dec 31, 2015
in € m.	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	61,132	70,748	41,310	8,194	37,553	11,558	11,524	242,019

Settlement Risk	9	0	0	0	0	0	0	9

Credit Valuation Adjustment (CVA)	11,971	8	74	309	391	3,082	41	15,877

Market Risk	32,502	1,191	6	1,262	32	14,286	275	49,553

Operational Risk	54,777	14,165	8,518	2,739	5,266	3,972	487	89,923

Total	160,391	86,112	49,909	12,504	43,242	32,898	12,326	397,382

The RWA according to CRR/CRD 4 were € 401.5 billion as of March 31, 2016, compared with € 397.4 billion at the end of 2015. The overall increase of € 4.1 billion largely reflects an increase in operational risk RWA of € 7.8 billion that is partly offset by reductions in the other risk categories. Operational Risk RWA are up due to reasonably possible litigation losses as well as an increased operational risk loss profile of the banking industry. Credit Risk RWA are € 2.3 billion lower predominantly driven by FX movements partly offset by net growth. The lower RWA for market risk are largely attributable to lower multiplier and reductions in risk levels offset by slight increases coming from the market risk standardized approach for securitization positions. The € 0.9 billion reduction in RWA for CVA is predominantly driven by model and policy changes.

RWA according to CRR/CRD 4 fully-loaded were € 400.9 billion as of March 31, 2016 compared with € 396.7 billion at the end of 2015. The increase was driven by the same movements as outlined for transitional rules. The fully-loaded risk-weighted assets were € 0.6 billion lower than the risk-weighted assets under the transitional rules due to lower risk-weighted assets to equal terms from our deferred tax assets that arise from temporary differences and from our significant holdings of CET 1 instruments of financial sector entities, which are both subject to the threshold exemptions as outlined in Article 48 CRR.

More specifically the following key drivers of RWA movements have been observed based on Enhanced Disclosure Task Force categories as described in our Pillar 3 Report 2015, section “Development of Risk-weighted Assets”.

39	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Risk and Capital Performance

Credit Risk RWA decreased by 1 % or € 2.3 billion, reflecting:

–	Credit Risk RWA were materially impacted by foreign exchange movements by € (5.3) billion in the first 3 months of 2016 mainly resulting from a deterioration of our US Dollar related positions
–

Additional decrease in the category “Other”, which represents changes not included in the other categories described in this paragraph, of € (0.6) billion is driven by movements applying the 10/15 % threshold rule.

–

The category “book size”, reflecting organic changes in our portfolio size and composition, increased by € 3.4 billion in the first quarter 2016. This increase was primarily driven by loan related business in our Core Bank and to less extent by derivatives and security financing transaction positions partially offset by reductions in the Non Core business reflecting de-risking activities.

Market Risk RWA decreased by 1 % or € 0.5 billion, reflecting:

–

Reductions in the category “methodology and policy” by € 0.8 billion representing a decrease in the Value-at-Risk and Stressed Value-at-Risk metric due to a lower multiplier, and an offsetting increase in the Comprehensive Risk Measure driven by the requirement to additionally capitalize any stress test loss in excess of the comprehensive risk measure internal model.

–

Additional notable reductions from a decrease in risk levels by € 0.5 billion across a number of metrics and a decrease from foreign exchange movements by € 0.3 billion coming from the Market Risk Standardized Approach for securitization positions.

–	An offsetting increase of € 1.2 billion in the category “market data changes” coming from the Market Risk Standardized Approach for securitization positions.

Operational Risk RWA increased by 9 % or € 7.8 billion reflecting:

–

Loss profile changes (internal and external) contributed € 8.3 billion in 2016, mainly driven by reasonably possible litigation losses and by large external operational risk events, which are reflected in our AMA model, such as settlements of regulatory matters by financial institutions. Reasonably possible litigation losses were added as a driver of OR RWA as part of a model change in 2014 and are shown under the category “loss profile changes”.

Credit Valuation Adjustment RWA decreased by 5.8 % or € 0.9 billion reflecting:

–	The decrease was mainly driven by the category “model and policy changes”, and by foreign exchange movements.

Deutsche Bank	1 – Management Report	40
Interim Report as of March 31, 2016

Economic Capital

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. Our capital supply definition has been further aligned with the CRR/CRD 4 capital framework. Goodwill and other intangible assets are now deducted from Pillar 2 capital supply instead of being added to the capital demand. The prior year information has been revised accordingly.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Mar 31, 2016	Dec 31, 2015
Capital Supply
Shareholders’ Equity	61,592	62,678
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk [1]	(797)	(407)
Defined benefit pension fund assets [2]	(1,215)	(1,173)
Deferred Tax Assets	(7,538)	(7,762)
Additional valuation adjustments [3]	(1,848)	(1,877)
Expected Loss Shortfall	(181)	(106)
Home loans and savings protection	(291)	(291)
Holdings of own capital instruments	(33)	(62)
Fair value adjustments for assets where no matched funding is available [4]	(672)	(147)
Noncontrolling Interests [5]	0	0
Intangible assets	(9,906)	(10,078)
Hybrid Tier 1 capital instruments	11,038	11,962
Tier 2 capital instruments	7,887	8,016

Capital Supply	58,036	60,754

Total economic capital requirement
Credit risk	13,835	13,685
Market risk	17,166	17,436
Operational risk	11,169	10,243
Business risk	6,075	5,931
Diversification benefit	(8,938)	(8,852)

Capital Demand	39,306	38,442

Internal Capital Adequacy Ratio in %	148	158

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.
[3]	As applied in the regulatory capital section.
[4]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A positive adjustment is not considered.
[5]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 148 % as of March 31, 2016, compared with 158 % as of December 31, 2015. The change of the ratio was due to a decrease in capital supply and an increase of the capital demand. Shareholders’ equity decreased by € 1.1 billion mainly driven by foreign exchange movements. Hybrid Tier 1 capital instruments decreased by € 924 million mainly driven by the redemption of instruments. Capital demand increased mainly due to a higher economic capital usage for operational risks.

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

41	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Leverage Ratio

Leverage Ratio

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee (effective April 2016, this committee merged into the newly formed Group Risk Committee). Following the publication of the CRR/CRD 4 framework, we established a leverage ratio calculation according to that framework.

Leverage Ratio according to revised CRR/CRD 4 framework (fully loaded)

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based “backstop” measure.

We calculate our leverage ratio exposure on a fully loaded basis in accordance with Art. 429 of the CRR as per Delegated Regulation (EU) 2015/62 of 10 October 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013.

Our total leverage ratio exposure consists of the components derivatives, securities financing transactions (SFTs), off-balance sheet exposure and other on-balance sheet exposure (excluding derivatives and SFTs).

The leverage exposure for derivatives is calculated by using the regulatory mark-to-market method for derivatives comprising the current replacement cost plus a regulatory defined add-on for the potential future exposure. Variation margin received in cash from counterparties is deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin paid to counterparties is deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met. The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital is included in the leverage ratio exposure measure; the resulting exposure measure is further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.

The SFT component includes the gross receivables for SFTs, which are netted with SFT payables if specific conditions are met. In addition to the gross exposure a regulatory add-on for the counterparty credit risk is included.

The Off-balance sheet exposure component follows the credit risk conversion factors (CCF) of the standardized approach for credit risk (0%, 20%, 50%, or 100%), which depend on the risk category subject to a floor of 10%.

The other on-balance sheet exposure component (excluding derivatives and SFTs) reflects the accounting values of the assets (excluding derivatives and SFTs) as well as regulatory adjustments for asset amounts deducted in determining Tier 1 capital.

Deutsche Bank	1 – Management Report	42
Interim Report as of March 31, 2016

The following tables show the leverage ratio exposure and the leverage ratio, both on a fully loaded basis:

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Mar 31, 2016	Dec 31, 2015
Total assets as per published financial statements	1,741	1,629

Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	4	3

Adjustments for derivative financial instruments	(336)	(263)

Adjustment for securities financing transactions (SFTs)	25	25

Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	102	109

Other adjustments	(144)	(107)

Leverage ratio total exposure measure	1,390	1,395

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Mar 31, 2016	Dec 31, 2015
Total derivative exposures	207	215

Total securities financing transaction exposures	175	164

Total off-balance sheet exposures	102	109

Other Assets	924	924

Asset amounts deducted in determining Tier 1 capital fully loaded	(16)	(17)

Tier 1 capital fully loaded	47.3	48.7

Total Exposures	1,390	1,395

Leverage Ratio – using a fully loaded definition of Tier 1 capital (in %)	3.4	3.5

Description of the factors that had an impact on the leverage ratio in the first quarter 2016

As of March 31, 2016, our fully loaded CRR/CRD 4 leverage ratio was 3.4 % compared to 3.5 % as of December 31, 2015, taking into account as of March 31, 2016 a fully loaded Tier 1 capital of € 47.3 billion over an applicable exposure measure of € 1,390 billion (€ 48.7 billion and € 1,395 billion as of December 31, 2015, respectively).

In the first quarter 2016 our leverage ratio exposure decreased by € 5 billion to € 1,390 billion, including foreign exchange impacts of € (32) billion mainly due to the appreciation of the euro against the U.S. dollar and the Pound Sterling. The decrease in exposure reflects a reduction in derivatives of € 8 billion which is primarily related to lower add-ons for potential future exposure and a reduction in off-balance sheet exposure of € 8 billion corresponding to lower notionals for irrevocable lending commitments and contingent liabilities. This is offset by an increase in SFT exposures of € 11 billion reflecting the increase on the balance sheet for securities purchased under resale agreements, securities borrowed and receivables from prime brokerage. An increase in cash, central bank and interbank balances on our balance sheet following liquidity management activities was offset by lower trading assets.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 26 as of March 31, 2016 compared to 24 as of December 31, 2015.

For main drivers of the Tier 1 capital development please refer to section Regulatory Capital in this report.

43	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Credit Risk Exposure

Credit Risk Exposure

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

–

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

–	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Mar 31, 2016
in € m.	Probability of default [1]	Loans	Irrevocable lending commitments [2]	Contingent liabilities	OTC derivatives [3]	Debt securities [4]	Total
iAAA–iAA	0.00–0.04%	48,274	21,899	5,739	25,788	57,726	159,426

iA	0.04–0.11%	46,446	41,170	14,593	19,689	6,752	128,650

iBBB	0.11–0.50%	64,101	46,530	16,567	7,633	2,116	136,947

iBB	0.50–2.27%	51,701	33,734	10,465	5,367	2,149	103,416

iB	2.27–10.22%	19,937	17,974	4,243	1,649	39	43,842

iCCC and below	10.22–100%	10,289	2,194	1,640	383	15	14,522

Total		240,749	163,501	53,247	60,508	68,796	586,802

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.9 billion as of March 31, 2016.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.
[4]	Includes debt securities on financial assets available for sale and held to maturity.

	Dec 31, 2015
in € m.	Probability of default [1]	Loans	Irrevocable lending commitments [2]	Contingent liabilities	OTC derivatives [3]	Debt securities available for sale	Total
iAAA–iAA	0.00–0.04%	50,712	23,035	6,384	22,753	59,157	162,042

iA	0.04–0.11%	49,197	46,220	15,464	10,998	4,515	126,394

iBBB	0.11–0.50%	62,044	44,603	18,283	7,871	1,911	134,711

iBB	0.50–2.27%	51,454	37,643	10,827	5,358	2,621	107,904

iB	2.27–10.22%	20,610	21,212	4,668	1,558	57	48,105

iCCC and below	10.22–100%	9,853	1,834	1,700	515	4	13,906

Total		243,871	174,548	57,325	49,053	68,266	593,063

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2015.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall decrease of € 6.3 billion or 1 % in our corporate credit exposure in the first three months of 2016. The quality of the corporate credit exposure before risk mitigation has slightly increased to 72 % of investment-grade rated exposures compared to 71 % as of December 31, 2015.

The decrease in Corporate Credit Exposure from December 2015 to March 2016 is mainly attributable to irrevocable lending commitments (decrease of 6 % or € 11.0 billion), contingent liabilities (decrease of 7 % or € 4.1 billion) and loans (decrease of 1 % or € 3.1 billion) partially offset by increased OTC derivatives (increase of 23 % or € 11.5 billion). The decrease in irrevocable lending commitments is mainly related to the non investment-grade rating bands and around half of the total decrease is due to FX movements. The increase in OTC derivatives is mainly attributable to interest rate products as a result of lower swap spreads.

Deutsche Bank	1 – Management Report	44
Interim Report as of March 31, 2016

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure [2]
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2016	Dec 31, 2015	Mar 31, 2016	Dec 31, 2015
Consumer credit exposure Germany	149,736	150,202	0.70	0.87	0.18	0.16
Consumer and small business financing	20,343	20,326	1.79	2.77	0.97	0.89
Mortgage lending	129,395	129,876	0.52	0.57	0.05	0.05

Consumer credit exposure outside Germany	38,218	38,704	4.40	4.95	0.45	0.55
Consumer and small business financing	13,195	13,259	8.03	9.55	0.88	1.18
Mortgage lending	25,023	25,444	2.49	2.55	0.23	0.22

Total consumer credit exposure [1]	187,954	188,906	1.45	1.70	0.23	0.24

[1]	Includes impaired loans amounting to € 3.1 billion as of March 31, 2016 and € 3.6 billion as of December 31, 2015.
[2]	Net credit costs for the twelve months period ended at the respective balance sheet date divided by the exposure at that balance sheet date.

The volume of our consumer credit exposure decreased from year-end 2015 to March 31, 2016 by € 951 million, or 0.5%, driven by our loan books in Italy, which decreased by € 478 million and in Germany, which decreased by € 466 million. The decrease in both countries were mainly driven by non-performing portfolio sales.

The 90 days or more past due ratio of our consumer credit exposure decreased from 1.70 % as per year-end 2015 to 1.45 % as of March 31, 2016. The total net credit costs as a percentage of our consumer credit exposure decreased from 0.24 % as per year-end 2015 to 0.23 % as of March 31, 2016. Both ratios were affected by further improved and stabilized environment in countries in which we operate and by the aforementioned non-performing portfolio sales in Germany and Italy.

Consumer mortgage lending exposure grouped by loan-to-value ratio buckets1

	Mar 31, 2016	Dec. 31, 2015
≤ 50%	68%	68%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	9%

> 90 ≤ 100%	3%	3%

> 100 ≤ 110%	2%	2%

> 110 ≤ 130%	1%	1%

> 130%	2%	2%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total lending exposure divided by the current assessed value of the respective real estate. These values are updated on a regular basis. The lending exposure from transactions that benefit from additional liquid collateral is reduced by the value of that collateral, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any type of collateral other than real estate is not included in the LTV calculation.

The creditor’s creditworthiness, the LTV and the quality of collateral is an integral part of our risk management when originating loans and when monitoring and steering our credit risks. In general, we are willing to accept higher LTV’s, the better the creditor’s creditworthiness is. Nevertheless, restrictions of LTV apply for countries with negative economic outlook or expected declines of real estate values.

As of March 31, 2016, 68 % of our exposure related to the mortgage lending portfolio, which had a LTV ratio below or equal to 50%, unchanged to the previous year end.

45	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Credit Risk Exposure

Credit Risk Exposure to certain Eurozone Countries

Certain Eurozone countries are presented within the tables below due to concerns relating to sovereign risk. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty).

The downside risks emanating from Greece appear to have subsided for now, with the September elections providing a public endorsement of the bailout deal with creditors. Implementation risk remains elevated with Syriza commanding only a small majority in parliament, suggesting that any agreement may require cross-party support and, potentially, new elections. IMF and ECB repayments are due in July. Political risk uncertainty is elevated in Spain, where the fragmented parliament may limit the scope for reforms and the Catalonia question remains unresolved, and Portugal following the formation of a Minority Socialist government which may not be able to last the full four year term. However, economic recovery for the certain Eurozone countries remains on track with all excluding Greece expected to see positive GDP growth in 2016 and Spain and Ireland in particular experiencing a strong rebound. Monetary policy in the region is expected to remain highly accommodative.

For the presentation of our exposure to these eurozone countries we apply two general concepts as follows:

–

In our “risk management view”, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (i.e., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same approach and principles as outlined separately in our Annual Report 2015. Also, in our risk management view we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.

–

In our “country of domicile view” we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Mar 31, 2016	Dec 31, 2015
Greece	473	473

Ireland	3,326	2,809

Italy	14,878	13,269

Portugal	742	729

Spain	10,429	8,884

Total	29,848	26,164

Net credit risk exposure is up € 3.7 billion since year-end 2015. This was mainly driven by increases across Italy, Spain and Ireland mostly from short term liquidity positions in Italy and Spain, as well as Spanish and Irish sovereign exposure increases. Greece exposure has remained flat, and excluding the U.S. dollar denominated Shipping portfolio of € 0.3 billion, remaining exposure stands at € 0.2 billion and remains tightly managed.

Deutsche Bank	1 – Management Report	46
Interim Report as of March 31, 2016

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as strong corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically collateralized. Sovereign exposure is at what we view as a manageable level absent more generalized contagion spreading after an adverse event such as a Greek exit from the euro.

The following tables, which are based on the “country of domicile” view, present our gross position, the proportion of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition, the amounts also reflect the allowance for credit losses. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally, the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total
in € m.	Mar 31, 2016	Dec 31, 2015	Mar 31, 2016	Dec 31, 2015	Mar 31, 2016	Dec 31, 2015	Mar 31, 2016	Dec 31, 2015	Mar 31, 2016	Dec 31, 2015	Mar 31, 2016 [1]	Dec 31, 2015
Greece
Gross	0	0	973	732	1,498	1,539	6	7	0	0	2,476	2,277
Undrawn	0	0	29	23	98	118	0	0	0	0	127	142
Net	0	0	376	237	120	95	1	1	0	0	497	333

Ireland
Gross	763	459	1,090	998	9,360	8,752	32	35	4,017 [2]	4,361 [2]	15,262	14,605
Undrawn	0	0	8	23	2,488	2,568	0	0	201 [2]	393 [2]	2,698	2,984
Net	339	28	547	528	5,616	5,327	4	5	4,226 [2]	4,347 [2]	10,732	10,235

Italy
Gross	4,346	4,048	2,995	2,421	11,151	10,642	17,329	17,841	411	470	36,231	35,421
Undrawn	31	25	69	73	4,628	4,622	150	148	24	24	4,902	4,892
Net	988	507	842	754	7,524	7,093	6,908	6,989	405	448	16,668	15,792

Portugal
Gross	63	112	351	260	1,456	1,509	1,696	1,743	59	59	3,624	3,684
Undrawn	0	0	18	22	214	210	26	25	0	0	257	258
Net	128	64	295	181	1,054	1,111	167	202	59	59	1,703	1,616

Spain
Gross	961	729	1,497	1,292	9,111	9,350	9,904	9,928	178	257	21,652	21,556
Undrawn	0	0	207	203	4,003	4,235	282	298	13	14	4,505	4,750
Net	901	757	571	516	6,298	6,838	1,904	1,872	368	476	10,043	10,458

Total gross	6,133	5,348	6,906	5,703	32,576	31,792	28,967	29,553	4,664	5,147	79,245	77,544
Total undrawn	32	25	332	344	11,430	11,754	457	472	238	431	12,489	13,026
Total net [3]	2,356	1,356	2,631	2,216	20,613	20,463	8,985	9,069	5,058	5,330	39,643	38,434

[1]	Approximately 65 % of the overall exposure will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 205 million as of March 31, 2016 and € 159 million as of December 31, 2015.

Total net exposure to the above selected eurozone countries increased by about € 1.2 billion in the first three months of 2016 driven by increases in Italy, Ireland, Greece and Portugal partially offset by reduced exposure in Spain.

47	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Credit Risk Exposure

Aggregate net credit risk exposure to certain eurozone countries by type of financial instrument

	Mar 31, 2016
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other [1]	Financial assets available for sale [2]	Derivatives	Other	Total [3]
Greece	139	102	299	0	89	5	495

Ireland	3,580	3,580	3,059	1,063	1,104	1,858	10,664

Italy	11,199	10,451	4,005	652	3,730	1,428	20,267

Portugal	498	437	385	19	22	836	1,699

Spain	5,272	4,663	3,092	528	388	1,147	9,819

Total	20,688	19,234	10,841	2,263	5,333	5,274	42,944

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

	Dec 31, 2015
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other [1]	Financial assets available for sale [2]	Derivatives	Other	Total [3]
Greece	139	104	177	0	54	28	363

Ireland	3,616	3,615	2,845	852	988	2,092	10,392

Italy	11,249	10,298	4,094	671	3,433	1,480	19,976

Portugal	604	545	392	12	39	776	1,763

Spain	5,205	4,598	3,355	198	335	1,539	10,025

Total	20,813	19,160	10,863	1,733	4,849	5,915	42,520

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

The above tables exclude credit derivative exposure, which is separately reported in the following table. For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Annual Report 2015.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Mar 31, 2016				Dec 31, 2015
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,232	(1,229)	2	(3)	1,144	(1,174)	(31)	(2)

Ireland	3,389	(3,322)	66	234	3,332	(3,489)	(157)	4

Italy	46,836	(50,435)	(3,599)	(75)	44,132	(48,316)	(4,184)	(35)

Portugal	4,600	(4,596)	4	(120)	4,497	(4,645)	(147)	23

Spain	20,558	(20,333)	225	(130)	18,489	(18,056)	433	(2)

Total	76,615	(79,916)	(3,301)	(93)	71,594	(75,680)	(4,086)	(13)

Deutsche Bank	1 – Management Report	48
Interim Report as of March 31, 2016

Sovereign Credit Risk Exposure to certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Mar 31, 2016				Dec 31, 2015
in € m.	Direct Sovereign exposure [1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt [2]	Direct Sovereign exposure [1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt [2]
Greece	0	0	0	0	0	0	0	0

Ireland	381	(42)	339	1	55	(28)	28	1

Italy	4,276	(3,288)	988	8	3,989	(3,482)	507	36

Portugal	63	65	128	(13)	112	(48)	64	(9)

Spain	957	(56)	901	(12)	725	32	757	(12)

Total	5,677	(3,320)	2,356	(15)	4,881	(3,526)	1,356	17

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The increase of € 1.0 billion in net sovereign credit exposure compared with year-end 2015 mainly reflects movements from derivative positions, debt securities and credit default swaps. This movement is mainly driven by an increase in Italian exposure, which primarily reflects exposure changes in positive market values from derivatives and credit default swaps. Net sovereign exposure towards Ireland and Spain increased mainly from higher positions in debt securities.

The above represented direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns, which as of March 31, 2016, amounted to € 271 million for Italy and € 468 million for Spain and as of December 31, 2015 amounted to € 273 million for Italy and € 478 million for Spain.

Asset Quality

Our loan exposure to each of the focus industries “Oil and Gas”, “Metals, Mining & Steel” and “Shipping” is less than 2 % of our total loan exposure.

Our loan exposure to the “Oil & Gas” industry is approximately € 7 billion. Around 50 % of our loan exposure is to investment-grade rated borrowers, mainly in the more resilient segments Oil Majors and National Oil & Gas companies. Less than 25 % of our “Oil & Gas” credit portfolio is to sectors that we consider higher risk and more impacted by the low oil price, namely sub-investment-grade Exploration & Production (predominantly senior secured) and Oil & Gas Services & Equipment segments.

Our loan exposure in our “Metals, Mining and Steel” portfolio is approximately € 6 billion. This portfolio is of lower quality compared to our overall Corporate credit portfolio, and has an investment-grade ratio of just one third. In line with the structure of the industry, a significant share of our portfolio is in Emerging Markets countries. Our strategy is to reduce this credit portfolio due to elevated risks of this industry, namely material oversupply with resulting pressure on prices and margins.

Our loan exposure to “Shipping” accounts for approximately € 5 billion which is largely collateralized. The portfolio is diversified across ship types with global associated risks due to diversified trading income albeit the counterparties are mainly domiciled in Europe. A high proportion of the portfolio is sub investment-grade rated in reflection of the pro-longed challenging market conditions over recent years. Exposure to the German “KG” sector (non-recourse financing of vessels via closed end funds) is less than 10 % of the total Shipping exposure.

The disclosed loan exposures for the aforementioned industries have been based on a revised industry classification methodology. There have been no material changes to the loan exposure during the period.

49	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Asset Quality

This section below describes the asset quality of our loans. All loans, where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations, are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Mar 31, 2016			Dec 31, 2015
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	234,416	181,907	416,323	237,758	182,306	420,064

Past due loans, neither renegotiated nor impaired	1,363	2,504	3,867	1,143	2,544	3,687

Loans renegotiated, but not impaired	469	438	907	438	437	875

Impaired loans	4,501	3,106	7,607	4,532	3,619	8,151

Total	240,749	187,954	428,704	243,871	188,906	432,777

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

–

there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

–	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
–	a reliable estimate of the loss amount can be made at each reporting date.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Finance.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment, the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

For further details regarding our accounting treatment relating to impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Annual Report 2015.

Deutsche Bank	1 – Management Report	50
Interim Report as of March 31, 2016

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Mar 31, 2016			Dec 31, 2015			2016 increase (decrease) from 2015
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Global Markets	55	95	173 [1]	5	83	1,814	50	(1,641)

Corporate & Investment Banking	2,313	1,423	62	2,154	1,375	64	159	(2)

Private, Wealth and Commercial Clients	2,003	1,159	58	2,157	1,332	62	(154)	(4)

Deutsche Asset Management	0	1	0	0	1	0	0	0

Postbank	1,606	950	59	1,846	1,126	61	(240)	(2)

Non-Core Operations Unit	1,630	1,015	62	1,989	1,109	56	(359)	7

Thereof: assets reclassified to loans and receivables according to IAS 39	540	435	80	667	389	58	(127)	22

Consolidation & Adjustments and Other	0	0	0	0	0	0	0	0

Total	7,607	4,644	61	8,151	5,028	62	(544)	(1)

[1]	Impaired loans in Global Markets are more than fully covered by the loan loss allowance due to the latter including collectively assessed allowance for non-impaired loans.

Impaired loans by industry sector

	Mar 31, 2016			Dec. 31, 2015
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Financial Intermediation	172	3	175	150	5	155

Fund management activities	17	1	19	6	2	8

Manufacturing	476	207	683	498	215	712

Wholesale and retail trade	366	200	566	275	222	497

Households	353	2,406	2,759	332	2,931	3,263

Commercial real estate activities	1,207	245	1,451	1,365	281	1,646

Public sector	15	0	15	16	0	16

Other [1]	1,728	211	1,939	1,594	260	1,854

Total	4,334	3,273	7,607	4,236	3,915	8,151

[1]

Thereof “Transportation, storage and communication’: Total Impaired Loans € 826 million (44%) and “Residential Real estate; renting and business activities”: Total Impaired loans € 549 million (29%). The rest is split across various industries (of which no single one contributes 25 % or more of the total of the category ‘Other’).

Impaired loans by region

	Mar 31, 2016			Dec. 31, 2015
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Germany	1,308	1,372	2,680	1,362	1,642	3,004

Western Europe (excluding Germany)	2,336	1,703	4,039	2,280	2,057	4,337

Eastern Europe	60	174	234	76	179	255

North America	402	1	403	340	2	342

Central and South America	1	3	4	0	6	6

Asia/Pacific	204	17	221	155	23	178

Africa	22	3	25	21	5	26

Other	1	0	1	2	0	2

Total	4,334	3,273	7,607	4,236	3,915	8,151

51	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Asset Quality

Development of Impaired Loans

	Three months ended Mar 31, 2016			Full Year 2015
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	4,236	3,915	8,151	4,990	4,359	9,348

Classified as impaired during the year	638	328	966	898	1,176	2,073

Transferred to not impaired during the year [1]	(269)	(449)	(718)	(1,010)	(859)	(1,869)

Charge-offs	(167)	(498)	(665)	(537)	(717)	(1,254)

Disposals of impaired loans	(33)	(11)	(44)	(239)	(53)	(292)

Exchange rate and other movements	(71)	(13)	(84)	135	10	145

Balance, end of period	4,334	3,273	7,607	4,236	3,915	8,151

[1]	Includes repayments.

Our impaired loans decreased in the first three months 2016 by € 544 million or 7 % to € 7.6 billion resulting from reductions in our collectively assessed portfolio and partly offset by an increase in our individually assessed portfolio. The reduction in our collectively assessed impaired loan portfolio is largely a result of charge-offs related to disposals in PCC Italy as well as in Postbank, whereas the increase in our individually assessed impaired loan portfolio mainly reflects new impairments within CIB driven by our Leveraged Finance and Emerging Markets portfolios as well as by one item in Global Markets.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral)) decreased slightly from 62 % as of year-end 2015 to 61 % as of March 31, 2016.

Our impaired loans included € 540 million of loans reclassified to loans and receivables in accordance with IAS 39, which decreased by € 127 million or 19 % compared to prior year end.

Movements in the Allowance for Credit Losses

Our allowance for credit losses comprises of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Three months ended Mar 31, 2016
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,252	2,776	5,028	144	168	312	5,340

Provision for credit losses	185	107	292	18	(5)	13	304
Thereof: (Gains)/Losses from disposal of impaired loans	(4)	(20)	(24)	0	0	0	(24)

Net charge-offs:	(158)	(452)	(610)	0	0	0	(610)
Charge-offs	(166)	(498)	(665)	0	0	0	(665)
Recoveries	8	46	55	0	0	0	55

Other changes	43	(109)	(66)	(0)	(5)	(6)	(71)

Balance, end of period	2,322	2,322	4,644	161	158	319	4,963

Changes compared to prior year

Provision for credit losses
In € m.	93	(12)	81	13	(7)	5	86
In %	102	(10)	39	248	(311)	73	40

Net charge-offs
In € m.	(56)	(352)	(408)	0	0	0	(408)
In %	54	354	202	0	0	0	202

Deutsche Bank	1 – Management Report	52
Interim Report as of March 31, 2016

Allowance for credit losses as at March 31, 2016 amounted to € 5.0 billion compared to € 5.3 billion as at end of last year. The reduction is driven by charge-offs mainly relating to disposals, partly compensated by additional provision for credit losses.

Provision for credit losses increased by € 86 million compared to the first three months of 2015, driven by an increase in provision for loan losses of € 81 million caused by our portfolio of individually assessed loans, slightly offset by a reduction in provisions for credit losses in our collectively assessed portfolio. The increase in our individually assessed portfolio mainly results from CIB caused by our Leveraged Finance and Emerging Markets portfolios along with higher charges in NCOU mainly related to IAS 39 reclassified assets. The reduction in provisions for our collectively assessed loan portfolio is driven by PCC International, benefitting from higher releases related to disposals along with an improved credit environment in the respective markets, partly offset by higher charges in NCOU relating to IAS 39 reclassified assets.

The increase in charge-offs of € 408 million compared to prior years’ first three months is mainly driven by disposals in PCC International and Postbank.

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 435 million as of March 31, 2016, representing 9 % of our total allowance for loan losses, up 11 % from the level at the end of 2015 which amounted to € 389 million (8 % of total allowance for loan losses). This increase was driven by net provisions of € 70 million partly offset by foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies.

Compared to the first three months of 2015, provision for loan losses for IAS 39 reclassified assets increased by € 68 million related to our European Mortgage Portfolios.

	Three months ended Mar 31, 2015
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,364	2,849	5,212	85	141	226	5,439

Provision for credit losses	92	119	211	5	2	7	218
Thereof: (Gains)/Losses from disposal of impaired loans	(7)	0	(7)	0	0	0	(7)

Net charge-offs:	(103)	(100)	(202)	0	(2)	(2)	(204)
Charge-offs	(113)	(120)	(233)	0	(2)	(2)	(236)
Recoveries	10	21	31	0	0	0	31

Other changes	70	24	94	3	15	18	112

Balance, end of period	2,423	2,892	5,315	93	156	249	5,564

Changes compared to prior year

Provision for credit losses
In € m.	(5)	(25)	(30)	0	2	2	(28)
In %	(5)	(17)	(13)	(8)	(5,465)	35	(12)

Net charge-offs
In € m.	418	(17)	401	0	0	0	401
In %	(80)	20	(67)	0	0	0	(67)

53	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Market Risk

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [1]		Commodity price risk
in € m.	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Average [2]	37.2	43.3	(33.3)	(40.9)	19.9	20.3	27.6	30.9	9.8	16.6	12.2	15.0	1.1	1.3

Maximum [2]	46.5	65.6	(41.8)	(59.2)	28.0	30.2	31.5	40.3	12.6	28.3	16.4	25.0	3.3	4.0

Minimum [2]	30.4	28.7	(26.5)	(31.0)	14.9	16.2	24.5	24.0	7.1	9.2	8.2	6.0	0.5	0.5

Period-end [3]	32.5	33.3	(30.1)	(38.8)	20.0	18.3	24.5	26.2	8.4	11.7	9.0	15.1	0.6	0.9

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2016 and the full year 2015, respectively.
[3]	Amounts for 2016 as of March 31, 2016 and for 2015 as of December 31, 2015.

The average value-at-risk over the first three months of 2016 was € 37.2 million, which is a decrease of € 6.1 million compared with the full year 2015. The reduction in the average was driven by decreases coming from equity, foreign exchange and credit spread risks as a result of an overall reduction in directional exposure across these risk classes on average compared to the full year 2015.

During the first three months of 2016 our trading units achieved a positive revenue for 85 % of trading days compared with 91 % in the full year 2015.

Regulatory Trading Market Risk Measures

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type1

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [2]		Commodity price risk
in € m.	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Average [3]	97.6	105.1	(73.7)	(114.5)	50.5	60.7	88.8	106.7	15.1	22.8	15.3	26.7	1.6	2.5

Maximum [3]	121.5	135.7	(98.0)	(186.7)	70.9	84.2	99.3	154.5	44.1	68.7	28.1	59.8	3.9	7.6

Minimum [3]	75.5	82.4	(53.4)	(71.7)	39.8	45.1	76.0	82.6	2.4	0.1	5.9	5.7	0.5	0.7

Period-end [4]	87.5	106.3	(66.0)	(98.0)	58.4	45.5	76.0	90.9	7.4	44.1	11.2	22.6	0.6	1.2

[1]	At the end of March 2015 the aggregation approach of certain components was improved resulting in a decrease in credit spread stressed Value-at-Risk
[2]	Includes stressed value-at-risk from gold and other precious metal positions.
[3]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2016 and the full year 2015, respectively.
[4]	Amounts for 2016 as of March 31, 2016 and for 2015 as of December 31, 2015.

The average stressed value-at-risk was € 97.6 million over the first three months of 2016, a decrease of € 7.4 million compared with the full year 2015. Credit spread, equity and foreign exchange average stressed value-at-risk has decreased as a result of an overall reduction in directional risk on average over the first three months of 2016 compared to the full year 2015. The Interest rate risk reduction was driven particularly by a change in the direction of USD rates exposures on average over the first three months of 2016 compared to the full year 2015.

Deutsche Bank	1 – Management Report	54
Interim Report as of March 31, 2016

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)3,4,5

	Total		Non-Core Operations Unit		Global Credit Trading		Core Rates		Fixed Income & Currencies APAC		Emerging Markets - Debt		Other
in € m.	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Average [1]	906,4	974.9	13,7	17.5	443,9	539.3	108,8	105.6	179,6	159.6	207,1	235.2	(46,6)	(82.4)

Maximum [1]	976,9	1,020.8	19,1	84.7	529,2	692.8	151,9	178.9	359,2	350.7	241,6	299.7	(11,0)	(52.1)

Minimum [1]	839,5	843.8	(3,6)	(4.8)	387,1	435.0	83,4	50.2	130,3	112.6	144,7	144.2	(76,3)	(128.4)

Period-end [2]	889,2	843.8	15,7	2.8	409,6	435.0	151,9	90.0	178,3	119.8	144,7	264.4	(11,0)	(68.2)

[1]	Amounts show the bands within which the values fluctuated during the 12-weeks preceding March 31, 2016 and December 31, 2015, respectively.
[2]	Amounts for 2016 as of March 31, 2016 and for 2015 as of December 31, 2015.
[3]	Business line breakdowns have been updated for 2016 reporting to better reflect the current business structure.
[4]	All liquidity horizons are set to 12 months.
[5]	Spot value, average, maximum and minimum values for YE 2015 are calculated based on spot and add-on IRC population.

The incremental risk charge as at the end of the first three months of 2016 was € 889 million, an increase of € 45 million (5%) compared with year end 2015. The 12-week average incremental risk charge as at the end of the first three months of 2016 was € 906 million and thus € 69 million (7%) lower compared with the average for the 12-week period ended December 31, 2015. The decrease in the average IRC charge is consistent with the trend of reduced overall risk levels over the first three months of 2016 compared to the full year 2015.

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon) 3,4

in € m.	2016	2015
Average [1]	199.0	188.4

Maximum [1]	292.4	197.3

Minimum [1]	178.8	180.3

Period-end [2]	259.4	190.2

[1]	Regulatory Comprehensive Risk Measure calculated for the 12-week period ending March 31, 2016 and December 31, 2015.
[2]	Spot value of internal model Comprehensive Risk Measure at period end.
[3]	As of the end of March 2016 the Comprehensive Risk Measure includes add-ons to capitalize the excess of the worst stress test loss over the internal model
[4]	All liquidity horizons are set to 12 months

The internal model comprehensive risk measure as at the end of the first three months of 2016 was € 259 million and increased by € 69 million (36%) compared with year end 2015. The 12-week average of our regulatory comprehensive risk measure as at the end of the first three months of 2016 was € 199 million and thus € 11 million (6%) higher compared with the average for the 12-week period ending December 31, 2015. The increase was driven by the requirement to capitalize any stress test loss in excess of the comprehensive risk measure internal model result and the inclusion of a correlation shock to FTD/NTD correlations which were introduced at the end of March 2016.

55	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Operational Risk

Market Risk Standardized Approach

As of March 31, 2016, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 864 million corresponding to risk-weighted assets of € 10.8 billion. As of December 31, 2015 these positions generated capital requirements of € 811 million corresponding to risk-weighted assets of € 10.1 billion.

For nth-to-default credit default swaps the capital requirement decreased to € 5 million corresponding to risk-weighted assets of € 61 million compared with € 6 million and € 78 million as of December 31, 2015.

Additionally, the capital requirement for Collective Investment Undertakings under the market risk standardized approach was € 59 million corresponding to risk-weighted assets of € 740 million as of March 31, 2016, compared with € 70 million and € 873 million as of December 31, 2015.

The capital requirement for longevity risk under the market risk standardized approach was € 36 million for NCOU and PIRM corresponding to risk-weighted assets of € 446 million as of March 31, 2016, compared with € 36 million and € 451 million as of December 31, 2015.

Market Risk of Trading Book at Postbank

The value-at-risk of Postbank’s trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as of March 31, 2016 and at year-end 2015. Postbank’s current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank’s trading book did not contain any positions as of March 31, 2016 and at year-end 2015. Nevertheless, Postbank will remain classified as a trading book institution.

Operational Risk

In the first three months of 2016 our operational risk losses continued to be driven by legal operational risk losses and legal provisions. For a description of our current legal and regulatory proceedings, please see section “Contingent Liabilities” of this Interim Report. Our non-legal operational risk losses were higher compared to the first three months of 2015. The outlook for the rest of year remains cautious, due to the legal and regulatory environment that we believe will continue to affect our business. The regulatory capital requirement is mainly driven by reasonably possible litigation losses and by large external operational risk events, which are reflected in our AMA model. Our operational risk management fosters a forward-looking risk management with regard to monitoring of potential profits and losses, focusing on regular review of legal risks/contingencies, trend analyses based upon available losses and key risk indicator data.

Deutsche Bank	1 – Management Report	56
Interim Report as of March 31, 2016

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Mar 31, 2016		Dec 31, 2015
Capital Markets and Equity	202	21%	212	22%

Retail	301	31%	312	32%

Transaction Banking	189	19%	197	20%

Other Customers [1]	76	8%	81	8%

Unsecured Wholesale	70	7%	60	6%

Secured Funding and Shorts	136	14%	110	11%

Financing Vehicles [2]	4	0%	4	0%

Total external funding	978	100%	976	100%

[1]	Other Customers includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).
[2]	Includes ABCP conduits.

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 630.3 billion (€ 527.7 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 79.1 billion (€ 71.1 billion), and other non-funding liabilities € 53.4 billion (€ 54.3 billion) for March 31, 2016, and December 31, 2015, respectively.

The increase of € 25.4 billion in secured funding and shorts and of € 9.9 billion in unsecured wholesale during the first quarter 2016 reflect increasing business activity in comparison to low year-end levels. The reductions in transaction banking of € 7.9 billion and retail (including wealth management) clients of € 10.6 billion are driven by a combination of seasonal fluctuations, as well as continued focus on improving profitability through reducing non-operational deposits. The decrease of € 9.9 billion in Capital Markets and Equity reflects a high volume of maturities which exceed the issuance activities, and the impact of our public tender offer. Foreign exchange effects contributed to the decrease across most funding sources.

During the first quarter of 2016, we raised € 9.1 billion out of a total 2016 funding plan of up to € 35 billion. The average spread during the first three months of the year 2016 over 3-months Euribor was 96 bps (all non-Euro funding spreads are rebased versus 3-months Euribor), with an average tenor of 7.6 years. The most significant transactions over this period was a U.S. $ 1.75 billion dual-tranche senior unsecured benchmark issue split between a U.S. $ 1 billion fixed-rate tranche with a tenor of 5 years and a U.S. $ 0.75 billion fixed-rate tranche with a tenor of 10 years, a € 1.6 billion senior unsecured benchmark issue with a maturity of 3 years and a € 0.75 billion Pfandbrief benchmark issuance with a maturity of 8 years. In March 2016, Deutsche Bank successfully completed its public tender offer to repurchase up to € 3 billion of five Euro-denominated and up to U.S. $ 2 billion of eight US dollar-denominated senior unsecured debt securities with a total final tender volume of € 1.94 billion. The relatively low participation in this public tender offer reflects improved market sentiment and an investor preference to retain exposure to Deutsche Bank. For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuance.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the liquidity reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of liquidity reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity reserves include only assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our liquidity reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

57	Deutsche Bank Interim Report as of March 31, 2016	Operating and Financial Review – 2 Strategy – 20 Outlook – 21	Risk and Opportunities – 26 Risk Report – 27 ▶ Liquidity Risk

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Mar 31, 2016		Dec 31, 2015
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	115	115	98	98

Parent (incl. foreign branches)	91	91	75	75

Subsidiaries	23	23	23	23

Highly liquid securities (includes government, government guaranteed and agency securities)	91	84	100	94

Parent (incl. foreign branches)	69	65	78	73

Subsidiaries	21	19	22	21

Other unencumbered central bank eligible securities	8	5	17	13

Parent (incl. foreign branches)	6	4	14	11

Subsidiaries	2	1	3	2

Total liquidity reserves	213	204	215	205

Parent (incl. foreign branches)	167	161	167	159

Subsidiaries	46	43	48	46

Our liquidity reserves decreased by € 2 billion or 1 % during the first quarter of 2016 in comparison to year-end 2015.

Our stressed net liquidity position (sNLP) represents the surplus of our available Liquidity Reserves and other countermeasures in excess of stressed liquidity demand under our combined liquidity stress scenario, representing a severe market and idiosyncratic liquidity stress event. The sNLP is monitored as one of the Bank’s key risk metrics. Our sNLP as of March 31, 2016 (preliminary estimate) was € 31 billion (December 31, 2015 sNLP of € 46 billion). The sNLP fluctuates according to business activities, market events, as well as changes to our internal methodology assumptions. Our internal risk appetite is to maintain a surplus of at least €5 billion.

Liquidity Coverage Ratio

Finalized by the Basel Committee in January 2013, the Liquidity Coverage Ratio LCR is intended to promote the short-term resilience of a bank’s liquidity risk profile over a 30 day stress scenario. The ratio is defined as the amount of High Quality Liquid Assets (“HQLA”) that could be used to raise liquidity, measured against the total volume of net cash outflows, arising from both actual and contingent exposures, in a stressed scenario.

This requirement has been implemented into European law, via the Commission Delegated Regulation (EU) 2015/61, adopted in October 2014. Compliance with the LCR, was required in Europe from 1 October 2015. The Liquidity Coverage Ratio is subject to a transitional phase-in period, which started at 60 % on 1 October 2015, rising to 70 % from 1 January 2016, 80 % in 2017 and 100 % in 2018.

Our LCR of 119 % as of March 31, 2016 has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61, (calculated in accordance with the EBA’s Implementing Technical Standard on Supervisory Reporting with regard to the LCR). The December 31, 2015 LCR was 119%.

Deutsche Bank	2 – Confirmations	58
Interim Report as of March 31, 2016

59	Deutsche Bank Interim Report as of March 31, 2016	Consolidated Statement of Income – 59 Consolidated Statement of Comprehensive Income – 60 Consolidated Balance Sheet – 61	Consolidated Statement of Changes in Equity – 62 Consolidated Statement of Cash Flows – 64

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015
Interest and similar income	6,032	6,457

Interest expense	2,108	2,247

Net interest income	3,924	4,210

Provision for credit losses	304	218

Net interest income after provision for credit losses	3,620	3,992

Commissions and fee income	2,877	3,263

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,297	2,146

Net gains (losses) on financial assets available for sale	121	185

Net income (loss) from equity method investments	106	201

Net income (loss) from securities held to maturity	0	0

Other income	(257)	370

Total noninterest income	4,144	6,166

Compensation and benefits	3,194	3,433

General and administrative expenses	3,736	5,069

Policyholder benefits and claims	44	153

Impairment of goodwill and other intangible assets	0	0

Restructuring activities	211	23

Total noninterest expenses	7,184	8,678

Income (loss) before income taxes	579	1,479

Income tax expense (benefit)	343	920

Net income (loss)	236	559

Net income (loss) attributable to noncontrolling interests	23	16

Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	214	544

Earnings per Common Share

	Three months ended
	Mar 31, 2016	Mar 31, 2015
Earnings per common share:

Basic	€ 0.15	€ 0.39

Diluted	€ 0.15	€ 0.38

Number of shares in million:

Denominator for basic earnings per share – weighted-average shares outstanding	1,386.5	1,384.7

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,404.2	1,417.4

Deutsche Bank	3 – Consolidated Financial Statements	60
Interim Report as of March 31, 2016

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015
Net income (loss) recognized in the income statement	236	559

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(177)	(188)

Total of income tax related to items that will not be reclassified to profit or loss	121	229

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	385	703
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(123)	(177)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	34	(4)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	4	5

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(1,137)	3,642
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	3	0

Equity Method Investments
Net gains (losses) arising during the period	13	4

Total of income tax related to items that are or may be reclassified to profit or loss	(113)	(79)

Other comprehensive income (loss), net of tax	(989)	4,135

Total comprehensive income (loss), net of tax	(752)	4,695

Attributable to:
Noncontrolling interests	12	44
Deutsche Bank shareholders and additional equity components	(764)	4,651

61	Deutsche Bank Interim Report as of March 31, 2016	Consolidated Statement of Income – 59 Consolidated Statement of Comprehensive Income – 60 Consolidated Balance Sheet – 61	Consolidated Statement of Changes in Equity – 62 Consolidated Statement of Cash Flows – 64

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Mar 31, 2016	Dec 31, 2015
Cash and central bank balances	113,040	96,940

Interbank balances (w/o central banks)	10,083	12,842

Central bank funds sold and securities purchased under resale agreements	22,987	22,456

Securities borrowed	39,369	33,557

Financial assets at fair value through profit or loss
Trading assets	174,947	196,035
Positive market values from derivative financial instruments	581,291	515,594
Financial assets designated at fair value through profit or loss	107,100	109,253

Total financial assets at fair value through profit or loss	863,338	820,883

Financial assets available for sale	70,890	73,583

Equity method investments	1,015	1,013

Loans	424,060	427,749

Securities held to maturity	3,233	0

Property and equipment	2,798	2,846

Goodwill and other intangible assets	9,906	10,078

Other assets	171,029	118,137

Assets for current tax	1,284	1,285

Deferred tax assets	7,538	7,762

Total assets	1,740,569	1,629,130

Liabilities and Equity

in € m.	Mar 31, 2016	Dec 31, 2015
Deposits	559,140	566,974

Central bank funds purchased and securities sold under repurchase agreements	15,115	9,803

Securities loaned	2,207	3,270

Financial liabilities at fair value through profit or loss
Trading liabilities	63,810	52,304
Negative market values from derivative financial instruments	561,532	494,076
Financial liabilities designated at fair value through profit or loss	52,729	44,852
Investment contract liabilities	7,917	8,522

Total financial liabilities at fair value through profit or loss	685,988	599,754

Other short-term borrowings	28,477	28,010

Other liabilities	213,682	175,005

Provisions	9,627	9,207

Liabilities for current tax	1,503	1,699

Deferred tax liabilities	811	746

Long-term debt	151,361	160,016

Trust preferred securities	6,112	7,020

Obligation to purchase common shares	0	0

Total liabilities	1,674,023	1,561,506

Common shares, no par value, nominal value of € 2.56	3,531	3,531

Additional paid-in capital	33,451	33,572

Retained earnings	21,340	21,182

Common shares in treasury, at cost	(210)	(10)

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income (loss), net of tax [1]	3,482	4,404

Total shareholders’ equity	61,592	62,678

Additional equity components [2]	4,675	4,675

Noncontrolling interests	279	270

Total equity	66,546	67,624

Total liabilities and equity	1,740,569	1,629,130

[1]	Excluding remeasurement effects related to defined benefit plans, net of tax.
[2]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.

Deutsche Bank	3 – Consolidated Financial Statements	62
Interim Report as of March 31, 2016

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other [1]
Balance as of December 31, 2014	3,531	33,626	29,279	(8)	0	1,675

Total comprehensive income (loss), net of tax [2]	0	0	544	0	0	412

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	41	0	0	0

Net change in share awards in the reporting period	0	(36)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	234	0	0

Tax benefits related to share-based compensation plans	0	22	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(34)	0	0	0	0

Purchases of treasury shares	0	0	0	(2,641)	0	0

Sale of treasury shares	0	0	0	2,403	0	0

Net gains (losses) on treasury shares sold	0	1	0	0	0	0

Other	0	28	0	0	0	0

Balance as of March 31, 2015	3,531	33,607	29,863	(12)	0	2,086

Balance as of December 31, 2015	3,531	33,572	21,182	(10)	0	1,384

Total comprehensive income (loss), net of tax [2]	0	0	214	0	0	165

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(56)	0	0	0

Net change in share awards in the reporting period	0	(78)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	80	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(129)	0	0	0	0

Purchases of treasury shares	0	0	0	(2,047)	0	0

Sale of treasury shares	0	0	0	1,768	0	0

Net gains (losses) on treasury shares sold	0	24	0	0	0	0

Other	0	62	0	0	0	0

Balance as of March 31, 2016	3,531	33,451	21,340	(210)	0	1,549

[1]	Excluding unrealized net gains (losses) from equity method investments.
[2]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

63	Deutsche Bank Interim Report as of March 31, 2016	Consolidated Statement of Income – 59 Consolidated Statement of Comprehensive Income – 60 Consolidated Balance Sheet – 61	Consolidated Statement of Changes in Equity – 62 Consolidated Statement of Cash Flows – 64

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax [1]	Unrealized net gains (losses) on assets classified as held for sale, net of tax [1]	Foreign currency translation, net of tax [1]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax [2]	Total shareholders’ equity	Additional equity components [3]	Noncontrolling interests	Total equity
79	0	151	18	1,923	68,351	4,619	253	73,223

0	0	3,650	4	4,066	4,610	0	44	4,654

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	41	0	0	41

0	0	0	0	0	(36)	0	0	(36)

0	0	0	0	0	234	0	0	234

0	0	0	0	0	22	0	0	22

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(34)	0	0	(34)

0	0	0	0	0	(2,641)	0	0	(2,641)

0	0	0	0	0	2,403	0	0	2,403

0	0	0	0	0	1	0	0	1

0	0	0	0	0	28	46 [4]	(9)	65

79	0	3,802	22	5,989	72,979	4,665	288	77,932

97	662	2,196	66	4,404	62,678	4,675	270	67,624

25	0	(1,126)	13	(922)	(708)	0	12	(696)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(56)	0	0	(56)

0	0	0	0	0	(78)	0	0	(78)

0	0	0	0	0	80	0	0	80

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(129)	0	0	(129)

0	0	0	0	0	(2,047)	0	0	(2,047)

0	0	0	0	0	1,768	0	0	1,768

0	0	0	0	0	24	0	0	24

0	0	0	0	0	62	0 [4]	(4)	58

122	662	1,069	79	3,482	61,592	4,675	279	66,546

[3]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[4]	Includes net proceeds from purchase and sale of additional equity components.

Deutsche Bank	3 – Consolidated Financial Statements	64
Interim Report as of March 31, 2016

Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015
Net income (loss)	236	559

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	304	218
Restructuring activities	211	23
Gain on sale of financial assets available for sale, equity method investments, and other	(127)	(209)
Deferred income taxes, net	116	506
Impairment, depreciation and other amortization, and accretion	509	124
Share of net income (loss) from equity method investments	(106)	(199)

Income (loss) adjusted for noncash charges, credits and other items	1,143	1,022

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and with banks w/o central banks [1]	247	7,234
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(6,584)	(12,369)
Financial assets designated at fair value through profit or loss	1,363	(4,673)
Loans	3,136	(16,155)
Other assets	(52,790)	(45,208)
Deposits	(6,983)	33,399
Financial liabilities designated at fair value through profit or loss and investment contract liabilities [2]	7,789	4,085
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	4,333	5,891
Other short-term borrowings	493	(4,649)
Other liabilities	41,283	48,515
Senior long-term debt [3]	(8,502)	11,657
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	34,077	(1,563)
Other, net	(2,502)	(8,169)

Net cash provided by (used in) operating activities	16,503	19,017

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	5,254	3,280
Maturities of financial assets available for sale	1,561	1,643
Maturities of securities held to maturity	0	0
Sale of equity method investments	18	6
Sale of property and equipment	11	2
Purchase of:
Financial assets available for sale	(7,991)	(9,100)
Securities held to maturity	0	0
Equity method investments	(12)	(45)
Property and equipment	(110)	(97)
Net cash received in (paid for) business combinations/divestitures	79	0
Other, net	(299)	(277)

Net cash provided by (used in) investing activities	(1,489)	(4,588)

65	Deutsche Bank Interim Report as of March 31, 2016	Consolidated Statement of Income – 59 Consolidated Statement of Comprehensive Income – 60 Consolidated Balance Sheet – 61	Consolidated Statement of Changes in Equity – 62 Consolidated Statement of Cash Flows – 64

	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015
Cash flows from financing activities:
Issuances of subordinated long-term debt	3	1,460
Repayments and extinguishments of subordinated long-term debt	(170)	(855)
Issuances of trust preferred securities	6	393
Repayments and extinguishments of trust preferred securities	(705)	(4,040)
Common shares issued	0	0
Purchases of treasury shares	(2,047)	(2,641)
Sale of treasury shares	1,784	2,405
Additional Equity Components (AT1) issued	0	0
Purchases of Additional Equity Components (AT1)	(82)	(239)
Sale of Additional Equity Components (AT1)	81	276
Coupon on additional equity components, pre tax	0	0
Dividends paid to noncontrolling interests	0	0
Net change in noncontrolling interests	(4)	(9)
Cash dividends paid	0	0

Net cash provided by (used in) financing activities	(1,134)	(3,250)

Net effect of exchange rate changes on cash and cash equivalents	(307)	2,561

Net increase (decrease) in cash and cash equivalents	13,573	13,740
Cash and cash equivalents at beginning of period	105,478	51,960
Cash and cash equivalents at end of period	119,049	65,699

Net cash provided by (used in) operating activities including

Income taxes paid, net	422	222
Interest paid	2,206	2,457
Interest and dividends received	6,075	6,406

Cash and cash equivalents comprise

Cash and central bank balances (not included Interest-earning time deposits with central banks [1]	111,607	59,601
Interbank balances (w/o central banks) (not included: time deposits of €4,074 million as of March 31, 2016, and €26,605 million as of March 31, 2015) [1]	7,442	6,098

Total	119,049	65,700

[1]	In 2015, comparatives have been restated. See Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation” of the consolidated financial statements in our Annual Report 2015 for detailed information.
[2]	Included are senior long-term debt issuances of € 1,970 million and € 8,181 million and repayments and extinguishments of € 2,071 million and € 7,847 million through March 31, 2016 and March 31, 2015, respectively.
[3]	Included are issuances of € 11,328 million and € 50,696 million and repayments and extinguishments of € 18,928 million and € 40,067 million through March 31, 2016 and March 31, 2015, respectively.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	66
Interim Report as of March 31, 2016

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These include the Segmental Results of Operations of the Segmental Information note which is presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, which was restated in the first quarter 2016 to reflect Deutsche Bank’s new structure and business operations. The condensed consolidated interim financial statements also include supplementary disclosures on the income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2015, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

67	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

IAS 1

On January 1, 2016, the Group adopted the amendments to IAS 1 “Presentation of Financial Statements”, which resulted as part of an initiative to improve presentation and disclosure in financial reports. These amendments clarify that the principle of materiality is applicable to the whole of the financial statements, professional judgment should be applied in determining disclosures and that inclusion of immaterial data can reduce the effectiveness of disclosures. The amendments did not have a material impact on the Group’s consolidated financial statements.

Improvements to IFRS 2012-2014 Cycle

On January 1, 2016, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2012-2014 cycle. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements were not effective as of March 31, 2016 and therefore have not been applied in preparing these condensed consolidated interim financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued IFRS 9 “Financial Instruments”, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 9. The standard has yet to be endorsed by the EU.

The Group has implemented a centrally managed IFRS 9 program sponsored by the Group’s chief financial officer and includes subject matter experts on methodology, data sourcing and modeling, IT processing and reporting. Overall governance is through the IFRS 9 Steering Committee which includes joint representation from Finance and Risk. Guidance and training on IFRS 9 is delivered across businesses and functions as part of the Group’s internal control system in preparation for IFRS 9 becoming effective for the Group from January 1, 2018.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	68
Interim Report as of March 31, 2016

Classification and Measurement of financial assets and liabilities

IFRS 9 requires that an entity’s business model and a financial instrument’s contractual cash flows will determine its classification and measurement in the financial statements. Upon initial recognition each financial asset will be classified as either fair value through profit or loss (‘FVTPL’), amortized cost, or fair value through Other Comprehensive Income (‘FVOCI’). As these requirements are different than the assessments under the existing IAS 39 rules, some differences to the classification and measurement of financial assets under IAS 39 are expected.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements. However, where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity’s own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income. The standard also allows the election to apply the presentation of fair value movements of an entity’s credit risk in Other Comprehensive Income prior to adopting IFRS 9 in full. The Group has not early adopted these requirements of the standard as IFRS 9 has not been endorsed by the EU yet.

Impairment of financial assets

The impairment rules under IFRS 9 will apply to financial assets that are measured at amortized cost or FVOCI, and off balance sheet lending commitments such as loan commitments and financial guarantees. The determination of impairment losses and allowances will move from an incurred credit loss model whereby credit losses are recognized when a ‘trigger’ event occurs under IAS 39 to an expected credit loss model, where provisions are taken upon initial recognition of the financial asset (or the date that the Group becomes a party to the loan commitment or financial guarantee) based on expectations of potential credit losses at that time.

Under the IFRS 9 expected credit loss approach, the Group will recognize expected credit losses resulting from default events that are possible within the next 12 months for both the homogeneous and non-homogeneous performing loan pools (stage 1). IFRS 9 also requires the recognition of credit losses expected over the remaining life of the assets (‘lifetime expected losses’) which have significantly deteriorated in credit quality since origination or purchase but have yet to default (stage 2) and for assets that are credit impaired (stage 3). Under IFRS 9 expected credit losses are measured by taking into account forward-looking information, including macro-economic factors.

As a result of the changes to the impairment rules, IFRS 9 will result in an increase in subjectivity as allowances will be based on reasonable and supportable forward-looking information which probability weights future economic situations that are continuously monitored and updated over the life of the financial asset. This is in contrast to impairment recognition under IAS 39 which requires the occurrence of one or more loss events before an allowance is recorded. IFRS 9 is expected to result in an increase in the overall level of impairment allowances, due to the requirement to record an allowance equal to 12 month expected credit losses on those instruments whose credit risk has not significantly increased since initial recognition and the likelihood that there will be a larger population of financial assets to which lifetime expected losses apply as compared to the population of financial assets for which loss events have already occurred under IAS 39.

Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting.

69	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IAS 39/ IFRS 9. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 15. The standard has yet to be endorsed by the EU.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, “Leases”, which introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There will be only minor changes to the current accounting for lessors. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Group is currently assessing the impact of IFRS 16. The standard has yet to be endorsed by the EU.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	70
Interim Report as of March 31, 2016

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

From 2016 onwards and in accordance with our Strategy 2020 our business operations have been organized under a new structure with the following segments:

–	Global Markets (“GM”),
–	Corporate & Investment Banking (“CIB”),
–	Private, Wealth and Commercial Clients (“PW&CC”),
–	Deutsche Asset Management (“Deutsche AM”),
–	Postbank (“PB”) and
–	Non-core Operations Unit (“NCOU”)

The key changes compared to our previously reported segmental information in our former 2015 segment structure are outlined below.

Global Markets (“GM”) – Our new segment GM includes the sales and trading related activities of our former Corporate Banking & Securities (“CB&S”) segment. Revenues related to certain financing activities previously included within “Loan Products” in CB&S are now included within “Sales &Trading - debt and other products”. Mark-to-market gains/losses relating to RWA mitigation on Credit Valuation Adjustment (CVA) RWA, Funding Valuation Adjustment (FVA) and certain CVA calculation methodology refinements previously reported under “Sales &Trading” revenues are now included in “Other”. Debt Valuation Adjustment (DVA) continues to be reported within “Other”. This category also includes transfers from and to our new segment Corporate & Investment Banking (“CIB”) resulting from client coverage and product distribution.

Corporate & Investment Banking (“CIB”) – Our new segment CIB combines the Corporate Finance business components of our former Corporate Banking and Securities (“CB&S”) and Global Transaction Banking (“GTB”) businesses. Transfers from and to our new segment Global Markets related to client coverage and product distribution are included in “Loan Products & Other”.

Private, Wealth and Commercial Clients (“PW&CC”) – Within the new segment PW&CC, we have combined our German and International Private and Commercial Clients (“PCC”) businesses formerly included in the Private & Business Clients (“PBC”) segment with the Wealth Management (“WM”) activities formerly included in Deutsche Asset & Wealth management (“DeAWM”). Revenues from Hua Xia Bank are presented separately within PW&CC to reflect the expected disposal of this investment as part of our Strategy 2020.

71	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Deutsche Asset Management (“Deutsche AM”) – Our segment Deutsche AM contains the Asset Management activities included in our former DeAWM segment and focuses on providing investment solutions to institutions and intermediaries that serve individual clients.

Postbank (“PB”) – To reflect the planned deconsolidation as formulated in our Strategy 2020 PB is now presented as a separate segment, which combines both core and non-core components of Postbank previously recorded in our NCOU segment. The reported numbers in the Postbank segment will deviate from Postbank’s stand-alone reporting as a consequence of consolidation effects and the impact of purchase price allocation items.

Non-core Operations Unit (“NCOU”) – As a key change compared to our former structure our NCOU segment no longer contains the aforementioned non-core components related to Postbank.

The goodwill impairment losses in our 2015 results related to CB&S and PBC were allocated to the new segments Global Markets/Corporate & Investment Banking and PW&CC/Postbank respectively based on the goodwill balances related to these business units prior to the 3Q2015 impairment.

Certain Liquidity Management activities previously included within our business segments are now being centrally managed by Treasury and therefore have been transferred to “Consolidation and Adjustments” and are reflected in our business segments on an allocated basis.

The bank levy for the Single Resolution Fund (SRF) has to be recognized for the Group with its full annual amount in the first quarter. Different to the first quarter 2015, the SRF charge had been recognized with its full annual amount directly in the business segments in this quarter. Consequently, there will be no accrual over the year in the business segments and no recognition of a timing effect in Consolidation & Adjustments. We have restated the prior period to reflect this changed timing in the segments.

In the first quarter 2016, a stricter definition for Invested Assets became effective and Client Assets were introduced as additional metric. Accordingly, Invested Assets include assets held on behalf of customers for investment purposes and/or client assets that are managed by DB on a discretionary or advisory basis and/or assets that are deposited with DB; Client Assets include Invested Assets plus other assets over which DB provides non investment services such as custody, risk management, administration and reporting (including execution only brokerage).

Capital Expenditures and Divestitures

During the first quarter 2016, the Group has made the following capital expenditures or divestitures:

In November 2015, Visa Inc. announced a definitive agreement to acquire Visa Europe Ltd. As part of this acquisition Visa Europe Ltd. has requested all its shareholders, inter alia several Deutsche Bank Group entities, to return their shares against consideration. Deutsche Bank has returned its shares in Visa Europe Ltd. in January 2016 with the consideration still to be received at closing of the transaction.

In August 2015, Deutsche Bank Group announced that it has entered into an agreement to sell its Indian asset management business to Pramerica Asset Managers Pvt. Ltd. In March 2016 all regulatory approvals have been obtained and the sale was completed.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	72
Interim Report as of March 31, 2016

Allocation of Average Shareholders’ Equity

The total amount of average shareholders’ equity allocated is determined based on the higher of the Group’s overall economic risk exposure and the regulatory capital demand. Starting 2016, the Group refined its capital allocation and moved to allocating average shareholders’ equity instead of average active equity to the business segments. Under the new methodology, capital held against goodwill and other intangibles is now more comprehensively allocated, allowing the determination of allocated tangible shareholders’ equity to reflect the communicated profitability target. The Group’s overall economic risk exposure requirement is driven by our internal capital adequacy thresholds for status “normal” as defined in DB Group’s risk appetite framework. The regulatory capital demand is based on our externally communicated target ratios, i.e. a Common Equity Tier 1 target ratio of 12.5% (10 % in early 2015 and 11 % from June 2015 onwards) and on a Leverage target ratio of 4.5% (3.5 % in early 2015 and 5 % from June 2015 onwards) both at a Group level and assuming full implementation of CRR/CRD 4 rules. If the Group exceeds the Common Equity Tier 1 target ratio and the Leverage target ratio, excess average shareholders’ equity is assigned to C&A. The allocation of average shareholders’ equity to business segments reflects the contribution to both aforementioned targets.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

73	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015

Net interest income	3,924	4,210

Trading income [1,2]	421	1,989

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss [3]	876	157

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,297	2,146

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,221	6,356

Sales & Trading (equity)	483	842
Sales & Trading (debt and other products)	3,556	2,865
Total Sales & Trading	4,039	3,707

Remaining products [4]	88	(245)

Global Markets	2,478	3,461

Corporate & Investment Banking [5]	513	532

Private, Wealth & Commercial Clients	1,408	997

Deutsche Asset Management	67	353

Postbank	583	604

Non-Core Operations Unit	(128)	(152)

Consolidation & Adjustments	301	561

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,221	6,356

[1]	Trading income includes gains and losses from derivatives not qualifying for hedge accounting.
[2]	Prior period comparatives has been restated. € 349 million were reclassified from net gains (losses) on financial assets/liabilities at fair value through profit or loss to commissions and fee Income.
[3]	Includes gains of € 2 million and of € 5 million from securitization structures for the three months ended March 31, 2016 and March 31, 2015 respectively. Fair value movements on related instruments of € 2 million and of € (1) million for the three months ended March 31, 2016 and March 31, 2015, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.
[4]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[5]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Commissions and Fee Income

	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015

Commissions and fees from fiduciary activities	1,027	1,059

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	881	1,083 [1]

Fees for other customer services	970	1,122

Total commissions and fee income	2,877	3,263

[1]	Prior period comparatives has been restated. € 349 million were reclassified from net gains (losses) on financial assets/liabilities at fair value through profit or loss to commissions and fee Income.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	74
Interim Report as of March 31, 2016

Pensions and Other Post-Employment Benefits

	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015

Service cost	78	83

Net interest cost (income)	(3)	(1)

Total expenses defined benefit plans	75	82

Total expenses for defined contribution plans	130	114

Total expenses for post-employment benefits	205	196

Employer contributions to mandatory German social security pension plan	64	61

The Group expects to pay approximately € 325 million in regular contributions to its retirement benefit plans in 2016. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2016.

Discount rate to determine defined benefit obligation

in %	Mar 31, 2016	Dec 31, 2015

Germany	1.8	2.4

UK	3.5	3.9

U.S.	3.8	4.2

General and Administrative Expenses
	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015

IT costs	936	865

Occupancy, furniture and equipment expenses	454	463

Professional service fees	556	520

Communication and data services	193	203

Travel and representation expenses [1]	105	104

Banking and transaction charges	154	135

Marketing expenses [1]	56	64

Consolidated investments	85	105

Other expenses [2]	1,196	2,610

Total general and administrative expenses	3,736	5,069

[1]	Prior period comparatives have been restated in order to reflect changes in the Group’s cost reporting.
[2]	Includes litigation-related expenses of € 187 million and € 1,544 million for the three months ended March 31, 2016 and March 31, 2015 as well as bank levy of € 538 million and € 561 million for the three months ended March 31, 2016 and March 31, 2015.

Restructuring

Restructuring forms part of the Group’s Strategy 2020 program announced in 2015. It contains initiatives to reposition Investment Banking, reshape the retail business, rationalize the geographic footprint and transform the operating model – with the aim to achieve net savings of € 1 to 1.5 billion by 2018.

Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

75	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Net restructuring expense by division

	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015

Global Markets	(70)	(20)

Corporate & Investment Banking	(73)	(2)

Private, Wealth & Commercial Clients	(56)	(1)

Deutsche Asset Management	(7)	0

Postbank	0	0

Non-Core Operations Unit	(5)	(0)

Total Net Restructuring Charges	(211)	(23)

Net restructuring expense by type
	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015

Restructuring – Staff related	(211)	(23)
thereof:
Termination Payments	(196)	(18)
Retention Acceleration	(13)	(5)
Social Security	(2)	(1)

Restructuring – Non Staff related [1]	0	0

Total net restructuring Charges	(211)	(23)

[1]	Contract costs, mainly related to real estate and technology.

Provisions for restructuring amounted to € 826 million and € 651 million as of March 31, 2016 and December 31, 2015, respectively. The majority of the current provisions for restructuring should be utilized in the next two years.

During the three months ended March 31, 2016, 160 full-time equivalent staff were reduced through restructuring. These reductions were identified within:

Three months ended
Mar 31, 2016

Global Markets	39

Corporate & Investment Banking	58

Infrastructure/Regional Management	61

Other	2

Total full-time equivalent staff	160

Effective Tax Rate

2016 to 2015 Three Months Comparison

Income tax expense was € 343 million (1Q2015: € 920 million). The effective tax rate of 59% (1Q2015: 62%) was largely attributable to tax effects related to share-based payments and our investment in Hua Xia Bank Co. Ltd.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	76
Interim Report as of March 31, 2016

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through

Profit or Loss

in € m.	Mar 31, 2016	Dec 31, 2015

Financial assets classified as held for trading:
Trading assets:
Trading securities	159,609	179,256
Other trading assets [1]	15,338	16,779

Total trading assets	174,947	196,035

Positive market values from derivative financial instruments	581,291	515,594

Total financial assets classified as held for trading	756,238	711,630

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	52,855	51,073
Securities borrowed	19,443	21,489
Loans	10,719	12,451
Other financial assets designated at fair value through profit or loss	24,082	24,240

Total financial assets designated at fair value through profit or loss	107,100	109,253

Total financial assets at fair value through profit or loss	863,338	820,883

[1] Includes traded loans of € 13.7 billion and € 15.5 billion at March 31, 2016 and December 31, 2015, respectively.

in € m.	Mar 31, 2016	Dec 31, 2015

Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	62,922	51,327
Other trading liabilities	887	977

Total trading liabilities	63,810	52,304

Negative market values from derivative financial instruments	561,532	494,076

Total financial liabilities classified as held for trading	625,342	546,381

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	40,234	31,637
Loan commitments	68	79
Long-term debt	8,064	8,710
Other financial liabilities designated at fair value through profit or loss	4,363	4,425

Total financial liabilities designated at fair value through profit or loss	52,729	44,852

Investment contract liabilities [1]	7,917	8,522

Total financial liabilities at fair value through profit or loss	685,988	599,754

[1] These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values. Financial Assets Available for Sale

in € m.	Mar 31, 2016	Dec 31, 2015

Debt securities	65,562	68,266

Equity securities	1,144	1,241

Other equity interests	902	974

Loans	3,282	3,102

Total financial assets available for sale	70,890	73,583

Effective January 4, 2016, the Group has reclassified debt securities available for sale of € 3.2 billion to the held-to-maturity investments category. For further details, please refer to Note “Held-to-Maturity investments” of this Interim report.

77	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future, rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans

Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
Upper range	13.1%	9.9%
Lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Mar 31, 2016		Dec 31, 2015

in € m.	Carrying value	Fair value	Carrying value	Fair value

Trading assets reclassified to loans:
Securitization assets	1,147	1,039	1,382	1,346
Debt securities	255	264	396	405
Loans	814	784	916	857

Total trading assets reclassified to loans	2,216	2,087	2,695	2,608

Financial assets available for sale reclassified to loans:
Securitization assets	1,262	1,176	1,540	1,470
Debt securities	0	0	168	179

Total financial assets available for sale reclassified to loans	1,262	1,176	1,708	1,648

Total financial assets reclassified to loans	3,478 [1]	3,263	4,403 [1]	4,256

[1]	There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 4 million and decreases by € 3 million as at March 31, 2016 and December 31, 2015, respectively.

All reclassified assets are managed by NCOU and disposal decisions across this portfolio are made by NCOU in accordance with their remit to take de-risking decisions. For the three months ending March 31, 2016, the Group sold reclassified assets with a carrying value of € 0.6 billion, resulting in a net gain of € 0.02 billion.

In addition to sales, the carrying value of assets previously classified as available for sale includes redemptions of € 0.1 billion. The overall carrying value was further reduced by foreign exchange impacts in the period.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	78
Interim Report as of March 31, 2016

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015

Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	(40)	49

Impairment (losses) on the reclassified financial assets available for sale which were impaired	(42)	0

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	(27)	11

Pre-tax contribution of all reclassified assets to the income statement
	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015

Interest income	10	43

Provision for credit losses	(72)	(2)

Other income [1]	20	24

Income (loss) before income taxes on reclassified trading assets	(41)	65

Interest income	4	21

Provision for credit losses	3	0

Other income [1]	(1)	24

Income (loss) before income taxes on reclassified financial assets available for sale	6	46

[1]	Relates to gains and losses from the sale of reclassified assets.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into NCOU upon creation of the new division in the fourth quarter of 2012. NCOU has been tasked to accelerate de-risking to reduce total capital demand and IFRS assets. A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassification in 2008 and 2009

	Mar 31, 2016			Dec 31, 2015

in € m.	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)

Securitization assets and debt securities reclassified:
US municipal bonds	126	132	6	405	423	19
Student loans ABS	1,143	1,096	(47)	1,456	1,478	22
CDO/CLO	487	445	(43)	534	498	(36)
Covered bond	298	230	(69)	298	234	(64)
Commercial mortgages securities	82	85	3	175	176	1
Residential mortgages ABS	87	91	4	92	93	1
Other [1]	440	401	(39)	529	498	(31)

Total securitization assets and debt securities reclassified	2,663	2,479	(184)	3,487	3,400	(88)

Loans reclassified:
Commercial mortgages	46	46	0	56	54	(1)
Residential mortgages	722	691	(31)	810	753	(57)
Other	46	46	0	50	49	(1)

Total loans reclassified	814	784	(31)	916	857	(59)

Total financial assets reclassified to loans	3,478	3,263	(215)	4,403	4,256	(147)

[1]	Includes asset backed securities related to the aviation industry and a mixture of other securitization assets and debt securities.

79	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Securities Held-to-Maturity

In the first quarter 2016, the Group has begun to use the Held-to-Maturity category to more appropriately present income and capital volatility in the firm’s banking book. In addition to managing the firm’s existing banking book exposure to interest rates, the new accounting classification will support certain of the Group’s asset liability management objectives, e.g. maturity transformation.

The Group reclassified € 3.2 billion of securities held Available for Sale to Held-to-Maturity investments effective January 4, 2016. All reclassified assets are high quality Government, supranational and agency bonds and are managed by Group Treasury as part of the Group’s Strategic Liquidity Reserve.

Carrying values and fair values of financial assets reclassified from Available for Sale to Held-to-Maturity

	Jan 04, 2016	Mar 31, 2016
in € m.	Carrying value (CV)	Carrying value (CV)	Fair Value (FV)
Debt securities reclassified:
G7 Government bonds	432	431	448
Other Government, supranational and agency bonds	2,809	2,802	2,871

Total financial assets reclassified to Held-to-Maturity	3,241	3,233	3,319

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	80
Interim Report as of March 31, 2016

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO’s (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

81	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Carrying value of the financial instruments held at fair value1

	Mar 31, 2016			Dec 31, 2015
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	76,958	85,275	12,714	90,031	93,253	12,751
Trading securities	76,452	76,636	6,521	89,718	82,869	6,669
Other trading assets	506	8,639	6,193	313	10,384	6,082
Positive market values from derivative financial instruments	5,386	566,306	9,599	5,629	500,520	9,445
Financial assets designated at fair value through profit or loss	18,852	84,500	3,748	18,024	86,751	4,478
Financial assets available for sale	40,198	25,815	4,877	43,260	25,449	4,874
Other financial assets at fair value	30	3,634 [2]	28	0	3,136 [2]	0

Total financial assets held at fair value	141,424	765,530	30,966	156,943	709,109	31,549

Financial liabilities held at fair value:
Trading liabilities	49,342	14,441	26	40,185	12,102	18
Trading securities	49,305	13,592	26	40,154	11,155	18
Other trading liabilities	37	850	0	30	947	0
Negative market values from derivative financial instruments	5,931	548,235	7,366	5,528	480,668	7,879
Financial liabilities designated at fair value through profit or loss	2	49,689	3,038	2	41,797	3,053
Investment contract liabilities [3]	0	7,917	0	0	8,522	0
Other financial liabilities at fair value	0	4,837 [2]	(898) [4]	0	6,492 [2]	(1,146) [4]

Total financial liabilities held at fair value	55,275	625,120	9,531	45,715	549,581	9,805

[1]	Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Annual Report 2015.
[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts” of the Annual Report 2015 for more detail on these contracts.
[4]	Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	82
Interim Report as of March 31, 2016

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

83	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period was mainly due to a combination of sales and settlements mostly offset by transfers between levels 2 and 3 and Purchases.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable. The marginal increase in the period refers to gains offset by settlements.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The marginal increase in the period refers to purchases and transfers between levels 2 and 3, offset by sales and settlements.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable. In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in assets during the period is primarily due to settlements and transfers between levels 2 and 3. Liabilities are stable due to Issuances offset by settlements and transfers between level 2 and 3.

Financial Assets Available for Sale include non-performing loan portfolios where there is no trading intent and unlisted equity instruments where there is no close proxy and the market is very illiquid. Assets are stable due to sales and settlements offsetting purchases.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	84
Interim Report as of March 31, 2016

Reconciliation of financial instruments classified in Level 3

									Mar 31, 2016
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses [1]	Purchases	Sales	Issuances [2]	Settle- ments [3]	Transfers into Level 3 [4]	Transfers out of Level 3 [4]	Balance, end of period
Financial assets held at fair value:
Trading securities	6,669	0	(189)	441	(583)	0	(341)	935	(412)	6,521

Positive market values from derivative financial instruments	9,445	0	475	0	0	0	(409)	748	(659)	9,599

Other trading assets	6,082	0	(122)	1,132	(946)	13	(562)	1,053	(458)	6,193

Financial assets designated at fair value through profit or loss	4,478	0	(78)	0	(50)	39	(478)	42	(204)	3,748

Financial assets available for sale	4,874	0	(52) [5]	485	(249)	0	(270)	127	(38)	4,877

Other financial assets at fair value	0	0	0	0	0	0	0	28	0	28

Total financial assets held at fair value	31,549	0	33 [6,7]	2,058	(1,828)	52	(2,060)	2,933	(1,771)	30,966

Financial liabilities held at fair value:
Trading securities	18	0	0	0	0	0	7	0	0	26

Negative market values from derivative financial instruments	7,879	0	(291)	0	0	0	(591)	954	(585)	7,366

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	3,053	0	(199)	0	0	567	(194)	79	(269)	3,038

Other financial liabilities at fair value	(1,146)	0	55	0	0	0	1	(7)	198	(898)

Total financial liabilities held at fair value	9,805	0	(434) [6,7]	0	0	567	(776)	1,026	(656)	9,531

[1]	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4]	Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
[5]	Total gains and losses on financial assets available for sale include a loss of € 15 million recognized in other comprehensive income, net of tax, and a gain of € 2 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[6]	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 196 million and for total financial liabilities held at fair value this is a gain of € 103 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.
[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

85	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

	Mar 31, 2015
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses [1]	Purchases	Sales	Issuances [2]	Settle- ments [3]	Transfers into Level 3 [4]	Transfers out of Level 3 [4]	Balance, end of period
Financial assets held at fair value:
Trading securities	8,957	0	773	468	(717)	0	(195)	916	(1,123)	9,078

Positive market values from derivative financial instruments	9,559	0	1,645	0	0	0	(293)	1,652 [5]	(738)	11,825

Other trading assets	4,198	0	398	344	(351)	94	(132)	213	(296)	4,470

Financial assets designated at fair value through profit or loss	4,152	0	496	195	0	820	(392)	58	(33)	5,297

Financial assets available for sale	4,427	0	289 [6]	174	(100)	0	(214)	58	(18)	4,616

Other financial assets at fair value	0	0	0	0	0	0	0	0	0	0

Total financial assets held at fair value	31,294	0	3,601 [7,8]	1,181	(1,168)	915	(1,225)	2,896	(2,208)	35,286

Financial liabilities held at fair value:
Trading securities	43	0	7	0	0	0	32	42	(6)	117

Negative market values from derivative financial instruments	6,553	0	981	0	0	0	(113)	1,377 [5]	(981)	7,818

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	2,366	0	208	0	0	157	(67)	112	(22)	2,755

Other financial liabilities at fair value	(552)	0	(55)	0	0	0	64	31	14	(498)

Total financial liabilities held at fair value	8,410	0	1,142 [7,8]	0	0	157	(84)	1,562	(996)	10,192

[1]	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments.
For derivatives all cash flows are presented in settlements.
[4]	Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
[5]	Amounts have been restated by € 670 million in ‘Positive market values from derivative financial instruments’ and € 708 million in Negative market values from derivative financial instruments.
[6]	Total gains and losses on financial assets available for sale include a gain of € 47 million recognized in other comprehensive income, net of tax, and a gain of € 10 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[7]	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 716 million and for total financial liabilities held at fair value this is a gain of € 208 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.
[8]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	86
Interim Report as of March 31, 2016

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of March 31, 2016 it could have increased fair value by as much as € 1.7 billion or decreased fair value by as much as € 1.5 billion. As of December 31, 2015 it could have increased fair value by as much as € 2.1 billion or decreased fair value by as much as € 1.5 billion.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument1

	Mar 31, 2016		Dec 31, 2015
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	174	132	212	158
Commercial mortgage-backed securities	14	13	12	11
Mortgage and other asset-backed securities	44	42	38	31
Corporate, sovereign and other debt securities	116	76	161	116
Equity securities	120	83	179	105

Derivatives:
Credit	226	537	489	627
Equity	215	187	183	131
Interest related	297	157	364	147
Foreign exchange	16	12	17	13
Other	177	102	161	100

Loans:
Loans	471	271	539	261
Loan commitments	0	0	0	0

Other	0	0	0	0

Total	1,696	1,481	2,144	1,542

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

87	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Quantitative Information about the Sensitivity of

Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads then the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	88
Interim Report as of March 31, 2016

range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Mar 31, 2016
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s) [1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	356	0	Price based	Price	0%	102%
			Discounted cash flow	Credit spread (bps)	319	1,573
Mortgage- and other asset-backed securities	1,734	0	Price based	Price	0%	177%
			Discounted cash flow	Credit spread (bps)	54	1,556
				Recovery rate	0%	100%
				Constant default rate	0%	18%
				Constant prepayment rate	0%	66%

Total mortgage- and other asset-backed securities	2,090	0

Debt securities and other debt obligations	4,473	1,387	Price based	Price	0%	235%
Held for trading	4,086	26	Discounted cash flow	Credit spread (bps)	2	1,237
Corporate, sovereign and other debt securities obligations	4,086
Available-for-sale	215
Designated at fair value	172	1,361

Equity securities	1,061	0	Market approach	Price per net asset value	70%	100%
Held for trading	344	0		Enterprise value/EBITDA (multiple)	1	18
Designated at fair value	20
Available-for-sale	697		Discounted cash flow	Weighted average cost capital	8%	22%

Loans	12,079	0	Price based	Price	0%	160%
Held for trading	6,188	0	Discounted cash flow	Credit spread (bps)	118	4,612
Designated at fair value	2,934			Constant default rate	0%	24%
Available-for-sale	2,957			Recovery rate	25%	82%

Loan commitments	0	71	Discounted cash flow	Credit spread (bps)	6	1,103
				Recovery rate	20%	75%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,664 [2]	1,607 [3]	Discounted cash flow	IRR	0%	23%
				Repo rate (bps.)	85	201

Total financial instruments held at fair value	21,368	3,064

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 5 million of other trading assets, € 622 million of other financial assets designated at fair value and € 1.0 billion other financial assets available for sale.
[3]	Other financial liabilities include € 1.5 billion of securities sold under repurchase agreements designated at fair value and € 85 million of other financial liabilities designated at fair value.

89	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

	Dec 31, 2015
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s) [1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	224	0	Price based	Price	0%	105%
			Discounted cash flow	Credit spread (bps)	370	1,500
Mortgage- and other asset-backed securities	1,891	0	Price based	Price	0%	111%
			Discounted cash flow	Credit spread (bps)	32	2,000
				Recovery rate	0%	100%
				Constant default rate	0%	24%
				Constant prepayment rate	0%	51%

Total mortgage- and other asset-backed securities	2,115	0

Debt securities and other debt obligations	4,721	1,654	Price based	Price	0%	230%
Held for trading	4,229	18	Discounted cash flow	Credit spread (bps)	9	984
Corporate, sovereign and other debt securities obligations	4,229
Available-for-sale	330
Designated at fair value	163	1,636

Equity securities	1,248	0	Market approach	Price per net asset value	70%	100%
Held for trading	325	0		Enterprise value/EBITDA (multiple)	1	18
Designated at fair value	21
Available-for-sale	901		Discounted cash flow	Weighted average cost capital	8%	12%

Loans	12,626	0	Price based	Price	0%	146%
Held for trading	6,076	0	Discounted cash flow	Credit spread (bps)	103	2,787
Designated at fair value	3,672			Constant default rate	0%	24%
Available-for-sale	2,879			Recovery rate	10%	82%

Loan commitments	0	84	Discounted cash flow	Credit spread (bps)	5	1,257
				Recovery rate	20%	75%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,394 [2]	1,333 [3]	Discounted cash flow	IRR	4%	24%
				Repo rate (bps.)	125	277

Total financial instruments held at fair value	22,104	3,071

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 6 million of other trading assets, € 623 million of other financial assets designated at fair value and € 765 million other financial assets available for sale.
[3]	Other financial liabilities include € 1.2 billion of securities sold under repurchase agreements designated at fair value and € 84 million of other financial liabilities designated at fair value.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	90
Interim Report as of March 31, 2016

Mar 31, 2016
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,711	2,467	Discounted cash flow	Swap rate (bps)	0	715
				Inflation swap rate	0%	7%
				Constant default rate	0%	7%
				Constant prepayment rate	2%	12%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	1%	163%
				IR - IR correlation	(25) %	85%
				Hybrid correlation	(85) %	99%
Credit derivatives	2,834	1,779	Discounted cash flow	Credit spread (bps)	1	7,504
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	13%	87%
Equity derivatives	631	1,194	Option pricing model	Stock volatility	8%	90%
				Index volatility	14%	59%
				Index - index correlation	46%	92%
				Stock - stock correlation	5%	89%
FX derivatives	1,504	1,293	Option pricing model	Volatility	3%	32%
Other derivatives	920	(266) [1]	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	7%	50%
				Commodity correlation	(21) %	86%

Total market values from derivative financial instruments	9,599	6,468

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Dec 31, 2015
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,775	2,337	Discounted cash flow	Swap rate (bps)	(20)	915
				Inflation swap rate	0%	8%
				Constant default rate	0%	6%
				Constant prepayment rate	2%	19%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	9%	176%
				IR - IR correlation	(25) %	100%
				Hybrid correlation	(70) %	99%
Credit derivatives	2,626	1,771	Discounted cash flow	Credit spread (bps)	3	8,526
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	13%	89%
Equity derivatives	695	1,402	Option pricing model	Stock volatility	9%	89%
				Index volatility	12%	85%
				Index - index correlation	45%	93%
				Stock - stock correlation	5%	93%
FX derivatives	1,613	1,604	Option pricing model	Volatility	2%	24%
Other derivatives	736	(380) [1]	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	7%	36%
				Commodity correlation	(21) %	90%

Total market values from derivative financial instruments	9,445	6,733

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

91	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015
Financial assets held at fair value:
Trading securities	(149)	655
Positive market values from derivative financial instruments	628	1,604
Other trading assets	(28)	264
Financial assets designated at fair value through profit or loss	(19)	342
Financial assets available for sale	33	201
Other financial assets at fair value	0	0

Total financial assets held at fair value	465	3,067

Financial liabilities held at fair value:
Trading securities	1	2
Negative market values from derivative financial instruments	274	(975)
Other trading liabilities	0	(1)
Financial liabilities designated at fair value through profit or loss	139	(94)
Other financial liabilities at fair value	(61)	60

Total financial liabilities held at fair value	353	(1,007)

Total	819	2,060

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Mar 31, 2016	Mar 31, 2015
Balance, beginning of year	955	973

New trades during the period	58	157

Amortization	(113)	(90)

Matured trades	(30)	(55)

Subsequent move to observability	(65)	(14)

Exchange rate changes	(4)	19

Balance, end of period	802	991

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	92
Interim Report as of March 31, 2016

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 15 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Annual Report 2015.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Annual Report 2015. As described in section “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Annual Report 2015 to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Mar 31, 2016		Dec 31, 2015
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and central bank balances	113,040	113,040	96,940	96,940
Interbank deposits (w/o central banks)	10,083	10,083	12,842	12,842
Central bank funds sold and securities purchased under resale agreements	22,987	22,979	22,456	22,456
Securities borrowed	39,369	39,369	33,557	33,557
Loans	424,060	422,804	427,749	426,365
Securities held to maturity	3,233	3,319	0	0
Other financial assets	154,515	154,485	101,901	101,868

Financial liabilities:
Deposits	559,140	558,799	566,974	566,652
Central bank funds purchased and securities sold under repurchase agreements	15,115	15,116	9,803	9,803
Securities loaned	2,207	2,207	3,270	3,270
Other short-term borrowings	28,477	28,473	28,010	28,003
Other financial liabilities	190,050	190,050	149,994	149,994
Long-term debt	151,361	149,235	160,016	160,065
Trust preferred securities	6,112	6,176	7,020	7,516

[1]	Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Annual Report 2015.

93	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Annual Report 2015.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Assets

	Mar 31, 2016
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	18,961	(1,490)	17,471	0	0	(17,368)	103
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	5,516	0	5,516	0	0	(5,085)	431

Securities borrowed (enforceable)	22,136	0	22,136	0	0	(21,527)	609
Securities borrowed (non-enforceable)	17,233	0	17,233	0	0	(17,015)	218

Financial assets at fair value through profit or loss
Trading assets	175,417	(470)	174,947	0	(12)	(386)	174,549
Positive market values from derivative financial instruments (enforceable)	714,469	(153,435)	561,034	(464,993)	(53,608)	(14,086)	28,347
Positive market values from derivative financial instruments (non-enforceable)	20,257	0	20,257	0	0	0	20,257
Financial assets designated at fair value through profit or loss (enforceable)	98,293	(42,046)	56,247	(2,293)	(1,041)	(46,686)	6,227
Financial assets designated at fair value through profit or loss (non-enforceable)	50,853	0	50,853	0	0	(25,953)	24,900

Total financial assets at fair value through profit or loss	1,059,289	(195,951)	863,338	(467,286)	(54,660)	(87,110)	254,280

Loans	424,078	(18)	424,060	0	(14,594)	(50,267)	359,199

Other assets	198,400	(27,371)	171,029	(62,788)	(153)	0	108,089
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	9,893	(6,165)	3,727	(2,820)	0	0	907

Remaining assets not subject to netting	219,787	0	219,787	0	(487)	(696)	218,604

Total assets	1,965,399	(224,830)	1,740,569	(530,074)	(69,894)	(199,069)	941,532

[1]	Excludes real estate and other non-financial instrument collateral.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	94
Interim Report as of March 31, 2016

Liabilities

	Mar 31, 2016
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	559,158	(18)	559,140	0	0	0	559,140

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	6,600	(2,367)	4,233	0	0	(4,233)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	10,882	0	10,882	0	0	(6,450)	4,432

Securities loaned (enforceable)	1,962	0	1,962	0	0	(1,962)	0
Securities loaned (non-enforceable)	245	0	245	0	0	(128)	117

Financial liabilities at fair value through profit or loss
Trading liabilities	64,709	(899)	63,810	0	0	0	63,810
Negative market values from derivative financial instruments (enforceable)	693,405	(153,905)	539,499	(463,026)	(54,283)	(22,190)	0
Negative market values from derivative financial instruments (non-enforceable)	22,033	0	22,033	0	0	(5,685)	16,348
Financial liabilities designated at fair value through profit or loss (enforceable)	59,450	(40,269)	19,180	(2,282)	0	(16,898)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	41,466	0	41,466	0	(5,636)	(22,735)	13,094

Total financial liabilities at fair value through profit or loss	881,061	(195,074)	685,988	(465,308)	(59,920)	(67,508)	93,252

Other liabilities	241,053	(27,371)	213,682	(63,183)	0	0	150,499
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	10,953	(6,165)	4,787	(4,787)	0	0	0

Remaining liabilities not subject to netting	197,891	0	197,891	0	0	0	197,891

Total liabilities	1,898,853	(224,830)	1,674,023	(528,491)	(59,920)	(80,281)	1,005,331

95	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Assets

	Dec 31, 2015
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	21,309	(5,174)	16,135	0	0	(16,127)	8
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	6,321	0	6,321	0	0	(5,910)	411

Securities borrowed (enforceable)	13,956	0	13,956	0	0	(13,448)	508
Securities borrowed (non-enforceable)	19,601	0	19,601	0	0	(18,583)	1,018

Financial assets at fair value through profit or loss
Trading assets	196,478	(442)	196,035	0	(12)	(592)	195,431
Positive market values from derivative financial instruments (enforceable)	612,412	(113,977)	498,435	(407,171)	(55,896)	(13,218)	22,150
Positive market values from derivative financial instruments (non-enforceable)	17,159	0	17,159	0	0	0	17,159
Financial assets designated at fair value through profit or loss (enforceable)	86,596	(30,801)	55,796	(2,146)	(1,167)	(44,437)	8,045
Financial assets designated at fair value through profit or loss (non-enforceable)	53,457	0	53,457	0	0	(28,793)	24,664

Total financial assets at fair value through profit or loss	966,102	(145,219)	820,883	(409,317)	(57,075)	(87,041)	267,449

Loans	427,768	(19)	427,749	0	(14,296)	(49,117)	364,335

Other assets	134,742	(16,605)	118,137	(58,478)	(7)	0	59,652
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	8,272	(5,137)	3,136	(2,461)	0	0	674

Remaining assets not subject to netting	206,348	0	206,348	0	(555)	(549)	205,245

Total assets	1,796,146	(167,016)	1,629,130	(467,795)	(71,933)	(190,775)	898,627

[1]	Excludes real estate and other non-financial instrument collateral.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	96
Interim Report as of March 31, 2016

Liabilities

	Dec 31, 2015
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	566,993	(19)	566,974	0	0	0	566,974

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	9,089	(5,135)	3,954	0	0	(3,954)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	5,849	0	5,849	0	0	(5,130)	719

Securities loaned (enforceable)	1,795	0	1,795	0	0	(1,795)	0
Securities loaned (non-enforceable)	1,475	0	1,475	0	0	(951)	524

Financial liabilities at fair value through profit or loss
Trading liabilities	53,215	(910)	52,304	0	0	0	52,304
Negative market values from derivative financial instruments (enforceable)	588,281	(117,306)	470,975	(403,267)	(53,149)	(14,559)	0
Negative market values from derivative financial instruments (non-enforceable)	23,101	0	23,101	0	0	(2,867)	20,234
Financial liabilities designated at fair value through profit or loss (enforceable)	50,690	(29,929)	20,761	(2,105)	0	(18,657)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	32,612	0	32,612	0	0	(11,077)	21,535

Total financial liabilities at fair value through profit or loss	747,899	(148,145)	599,754	(405,372)	(53,149)	(47,160)	94,073

Other liabilities	188,723	(13,718)	175,005	(68,626)	0	0	106,379
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	8,615	(2,250)	6,365	(6,365)	0	0	0

Remaining liabilities not subject to netting	206,699	0	206,699	0	0	0	206,699

Total liabilities	1,728,522	(167,016)	1,561,506	(473,998)	(53,149)	(58,990)	975,368

Detailed information of what is presented in the individual columns are described in Note 18 “Offsetting Financial Assets and Financial Liabilities” of the Group’s Annual Report 2015.

97	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Allowance for Credit Losses

	Three months ended Mar 31, 2016
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,252	2,776	5,028	144	168	312	5,340

Provision for credit losses	185	107	292	18	(5)	13	304
Thereof: (Gains)/Losses from disposal of impaired loans	(4)	(20)	(24)	0	0	0	(24)

Net charge-offs:	(158)	(452)	(610)	0	0	0	(610)
Charge-offs	(166)	(498)	(665)	0	0	0	(665)
Recoveries	8	46	55	0	0	0	55

Other changes	43	(109)	(66)	(0)	(5)	(6)	(71)

Balance, end of period	2,322	2,322	4,644	161	158	319	4,963

Changes compared to prior year

Provision for credit losses
In € m.	93	(12)	81	13	(7)	5	86
In %	102	(10)	39	248	(311)	73	40

Net charge-offs
In € m.	(56)	(352)	(408)	0	0	0	(408)
In %	54	354	202	0	0	0	202

	Three months ended Mar 31, 2015
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,364	2,849	5,212	85	141	226	5,439

Provision for credit losses	92	119	211	5	2	7	218
Thereof: (Gains)/Losses from disposal of impaired loans	(7)	0	(7)	0	0	0	(7)

Net charge-offs:	(103)	(100)	(202)	0	(2)	(2)	(204)
Charge-offs	(113)	(120)	(233)	0	(2)	(2)	(236)
Recoveries	10	21	31	0	0	0	31

Other changes	70	24	94	3	15	18	112

Balance, end of period	2,423	2,892	5,315	93	156	249	5,564

Changes compared to prior year

Provision for credit losses
In € m.	(5)	(25)	(30)	0	2	2	(28)
In %	(5)	(17)	(13)	(8)	(5,465)	35	(12)

Net charge-offs
In € m.	418	(17)	401	0	0	0	401
In %	(80)	20	(67)	0	0	0	(67)

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the period ended March 31, 2016 are shown below by cash-generating units (“CGU”). As of January 1, 2016, the structure of the primary CGUs has been changed, following the reorganization of business operations under a new segment structure. Please refer to the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of the segment disclosure.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	98
Interim Report as of March 31, 2016

Goodwill allocated to cash-generating units

in € m.	Global Markets	Corporate & Investment Banking	Private & Commercial Clients	Wealth Management	Deutsche Asset Management	Postbank	Non-Core Operations Unit [1]	Others	Total
Balance as of January 1, 2016	0	519	0	621	3,749	0	0	1	4,890

Goodwill acquired during the year	0	0	0	0	0	0	0	0	0

Purchase accounting adjustments	0	0	0	0	0	0	0	0	0

Transfers	0	0	0	0	0	0	0	0	0

Reclassification from (to) “held for sale”	0	0	0	0	0	0	0	0	0

Goodwill related to dispositions without being classified as “held for sale”	0	0	0	0	0	0	0	0	0

Impairment losses [2]	0	0	0	0	0	0	0	0	0

Exchange rate changes/other	0	(19)	0	(20)	(119)	0	0	0	(158)

Balance as of March 31, 2016	0	500	0	601	3,630	0	0	1	4,732

Gross amount of goodwill	2,477	1,454	999	601	3,630	1,763	662	580	12,166

Accumulated impairment losses	(2,477)	(954)	(999)	0	0	(1,763)	(662)	(579)	(7,434)

[1]	Includes primary CGUs NCOU Wholesale Assets and NCOU Operating Assets.
[2]	Impairment losses of goodwill are recorded as impairment of goodwill and other intangible assets in the income statement.

In addition to the primary CGUs, the segments GM and NCOU carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments’ primary CGUs. Such goodwill is summarized as “Others” in the table above. The nonintegrated investment in the NCOU consists of Maher Terminals LLC.

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to the CGUs as outlined above. In a goodwill impairment test, the recoverable amounts of the goodwill-carrying CGUs are compared with the respective carrying amounts. The recoverable amount is the higher of a CGU’s fair value less costs of disposal and its value in use.

As the implementation of the Group’s Strategy 2020 in the first quarter resulted in a reallocation of goodwill between CGUs, an impairment test was performed as of January 1, 2016. This test did not result in a goodwill impairment.

A review of the significant parameters of that test as of March 31, 2016 confirmed there was no indication that the remaining goodwill in the primary CGUs was impaired.

Carrying Amount

The carrying amount of a primary CGU is derived using a capital allocation model. The allocation uses the Group’s total equity at the date of valuation, including Additional Tier 1 Notes (“AT1 Notes”), which constitute unsecured and subordinated notes of Deutsche Bank and which are classified as Additional equity components in accordance with IFRS. Total equity is adjusted for specific effects related to nonintegrated investments, which are tested separately for impairment, and for an add-on adjustment for goodwill attributable to noncontrolling interests.

The carrying amount (excluding the AT1 Notes) is allocated to the primary CGUs in a two-step process, which is aligned with the determination of the recoverable amount. The two-step approach works as follows: Allocation of shareholders’ equity using a solvency-based key first, until the current target of 12.5 % CET1 ratio (CRR/CRD 4 calculated

99	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

on a fully loaded basis) is met, and then, if applicable, incremental capital allocation to consider the leverage ratio requirements. The solvency-based allocation contains the assignment of goodwill (plus the add-on adjustment for noncontrolling interests) and unamortizing other intangible assets. Further, it comprises equity allocations based on the CGU’s relative share of risk-weighted assets, on capital deduction items as well as on regulatory reconciliation items. In the second step, if applicable, the CGUs receive equity allocations based on their pro-rata leverage ratio exposure measure relative to the Group. Additionally, noncontrolling interests are considered in the carrying amounts of the respective primary CGUs. The AT1 Notes are allocated to the primary CGUs in proportion to their specific leverage ratio shortfall, with leverage ratio shortfall being a function of the Group’s target leverage ratio, the CGU’s leverage ratio exposure measure and the allocated CET1 capital.

The carrying amount for nonintegrated investments is determined on the basis of their respective equity.

Recoverable Amount

As of January 1, 2016, the Group determined the recoverable amounts of its primary CGUs on the basis of value in use and employed a discounted cash flow (DCF) model, which reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements. The recoverable amounts also include the value of the AT1 Notes, allocated to the primary CGUs consistent to their treatment in the carrying amount.

The DCF model uses earnings projections and respective capitalization assumptions (with a Common Equity Tier 1 capital ratio of 12.5 % and a leverage ratio increasing to 5.0 % under CRR/CRD 4 fully loaded definitions) based on five-year financial plans agreed by management, which are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level. In case of a going concern, the cash flow to equity is assumed to increase by or converge towards a constant long-term growth rate of up to 3.2%. This is based on projected revenue forecasts of the CGUs as well as expectations for the development of gross domestic product and inflation, and is captured in the terminal value.

The DCF value of a CGU is sensitive to the cash flow projections, to the discount rate (cost of equity) applied and to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates.

In order to test the resilience of the value in use, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized. Management believes that the only goodwill-carrying CGU, where reasonable possible changes in key assumptions could cause an impairment loss, is Wealth Management, for which the value in use exceeded the carrying amount by approximately 6 % or € 0.2 billion. An increase in the (post-tax) discount rate by approximately 20 basis points, reduced projected future earnings in each period by approximately 3%, or a decreased long term growth rate of 2.2 % would cause the value in use of WM to equal its carrying amount. The recoverable amounts of all remaining, goodwill-carrying primary CGUs were substantially in excess of their respective carrying amounts.

However, further changes of the Group’s strategy or certain political or global risks for the banking industry, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion as well as a slowdown of GDP growth may negatively impact the performance forecasts of certain of the Group’s CGUs and, thus, could result in an impairment of goodwill in the future.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	100
Interim Report as of March 31, 2016

Other Assets and Other Liabilities

Other Assets

in € m.	Mar 31, 2016	Dec 31, 2015
Brokerage and securities related receivables
Cash/margin receivables	63,732	60,421
Receivables from prime brokerage	15,223	10,575
Pending securities transactions past settlement date	5,622	4,221
Receivables from unsettled regular way trades	57,461	19,722

Total brokerage and securities related receivables	142,037	94,939

Accrued interest receivable	2,594	2,649

Assets held for sale	2,976	3,491

Other	23,422	17,058

Total other assets	171,029	118,137

Other Liabilities

in € m.	Mar 31, 2016	Dec 31, 2015
Brokerage and securities related payables
Cash/margin payables	75,463	71,161
Payables from prime brokerage	41,475	40,854
Pending securities transactions past settlement date	4,701	3,847
Payables from unsettled regular way trades	53,773	18,776

Total brokerage and securities related payables	175,412	134,637

Accrued interest payable	2,511	2,607

Liabilities held for sale	39	37

Other	35,720	37,725

Total other liabilities	213,682	175,005

Deposits

in € m.	Mar 31, 2016	Dec 31, 2015
Noninterest-bearing demand deposits	185,652	192,010

Interest-bearing deposits
Demand deposits	159,322	153,559
Time deposits	119,341	124,196
Savings deposits	94,825	97,210

Total interest-bearing deposits	373,488	374,964

Total deposits	559,140	566,974

101	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational Risk	Civil Litigations	Regulatory Enforcement	Restructuring	Mortgage Repurchase Demands	Other [1]	Total
Balance as of January 1, 2016	1,132	315	1,418	4,048	656	409	922	8,900

Changes in the group of consolidated companies	0	0	0	0	0	0	(3)	(3)
New provisions	38	23	271	35	200	0	514	1,081
Amounts used	58	4	46	1	26	0	136	271
Unused amounts reversed	3	14	108	10	4	0	22	161
Effects from exchange rate fluctuations/Unwind of discount	0	(7)	(24)	(180)	0	(18)	(8)	(237)
Transfers	0	0	54	(55)	(0)	0	(0)	(1)
Other	0	0	0	0	0	0	0	0

Balance as of March 31, 2016	1,109	313	1,565	3,837	826	390	1,268	9,308

[1]	For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed.

Classes of Provisions

Home Savings provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate, customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

Operational provisions arise out of operational risk and exclude civil litigation and regulatory enforcement provisions, which are presented as separate classes of provisions. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes risk of loss resulting from civil litigations or regulatory enforcement matters. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement matters constitute loss events for operational shortcomings, but excludes business and reputational risk.

Civil Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or regulatory responsibilities, which have resulted or may result in demands from customers, counterparties or other parties in civil litigations.

Regulatory Enforcement provisions arise out of current or potential claims or proceedings alleging non-compliance with legal or regulatory responsibilities, which have resulted or may result in an assessment of fines or penalties by governmental regulatory agencies, self regulatory organizations or other enforcement authorities.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note 10 “Restructuring”.

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Mortgage Repurchase Demands provisions arise out of Deutsche Bank’s U.S. residential mortgage loan business. From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of March 31, 2016, Deutsche Bank has approximately U.S.$ 2.4 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 445 million (€ 390 million) as of March 31, 2016. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of U.S.$ 109 million (€ 96 million) as of March 31, 2016. The net provisions against these demands following deduction of such receivables were U.S.$ 336 million (€ 295 million) as of March 31, 2016.

As of March 31, 2016, Deutsche Bank has completed repurchases, obtained agreements to rescind, settled or rejected as untimely claims on loans with an original principal balance of approximately U.S.$ 7.3 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 93.1 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of mortgage loans that it has sold, but cannot reliably estimate their timing or amount. On June 11, 2015, the New York Court of Appeals issued a ruling affirming dismissal of mortgage repurchase claims asserted in litigation relating to a residential mortgage-backed security issued by Deutsche Bank on the grounds that the action was not timely commenced. This decision could impact the extent to which future repurchase demands are made to Deutsche Bank and the likelihood of success of any such claims. Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions, provisions for bank levies and a provision under the credit card business cooperation of Deutsche Bank and Hua Xia Bank Co. Ltd.

Provisions and Contingent Liabilities

The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow that can be reliably estimated. Where a reliable estimate cannot be made for such an obligation, no provision is recognized and the obligation is deemed a contingent liability. Contingent liabilities also include possible obligations for which the possibility of future economic outflow is more than remote but less than probable. Where a provision has been taken for a particular claim, no contingent liability is recorded; for matters or sets of matters consisting of more than one claim, however, provisions may be recorded for some claims, and contingent liabilities (or neither a provision nor a contingent liability) may be recorded for others.

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The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis.

In determining for which of the claims the possibility of a loss is probable, or less than probable but more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts.

The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of March 31, 2016 is set forth in the table above. For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of March 31, 2016, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.1 billion for civil litigation matters (December 31, 2015: € 1.4 billion) and € 1.0 billion for regulatory enforcement matters (December 31, 2015: € 1.0 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates. The estimated possible loss, as well as any provisions taken, can be and often are substantially less than the amount initially requested by regulators or adversaries or the maximum potential loss that could be incurred were the matters to result in a final adjudication adverse to the Group. Moreover, in several regions in which the Group operates, an adversary often is not required to set forth the amount it is seeking, and where it is, the amount may not be subject to the same requirements that generally apply to pleading factual allegations or legal claims.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do

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so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Current Individual Proceedings

Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA (“Sal. Oppenheim”) was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Projekt GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. After certain claims have either been dismissed in court or were settled to the effect that no further action will be taken, claims relating to investments of originally approximately € 500 million are still pending. Currently, the aggregate amounts claimed in the pending proceedings are approximately € 640 million. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors’ decision. Based on the facts of the individual cases, some courts have decided in favor and some against Sal. Oppenheim. Appeals are pending. The Group has recorded provisions and contingent liabilities with respect to these cases but has not disclosed the amounts thereof because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who are investigating trading in, and various other aspects of, the foreign exchange market. Deutsche Bank is cooperating with these investigations. Relatedly, Deutsche Bank is conducting its own internal global review of foreign exchange trading and other aspects of its foreign exchange business.

Deutsche Bank also has been named as a defendant in multiple putative class actions brought in the U.S. District Court for the Southern District of New York alleging antitrust and U.S. Commodity Exchange Act claims relating to the alleged manipulation of foreign exchange rates. The complaints in the class actions do not specify the damages sought. On January 28, 2015, the federal court overseeing the class actions granted the motion to dismiss with prejudice in two actions involving non-U.S. plaintiffs while denying the motion to dismiss in one action involving U.S. plaintiffs then pending. Additional actions have been filed since the court’s January 28, 2015 order. There are now three actions pending. The pending consolidated action is brought on behalf of a putative class of over-the-counter traders and a putative class of central-exchange traders, who are domiciled in or traded in the United States or its territories, and alleges illegal agreements to restrain competition with respect to and to manipulate both benchmark rates and spot rates, particularly the spreads quoted on those spot rates; the complaint further alleges that those supposed conspiracies, in turn, resulted in artificial prices on centralized exchanges for foreign exchange futures and options. A second action tracks the allegations in the consolidated action and asserts that such purported conduct gave rise to, and resulted in a breach of, defendants’ fiduciary duties under the U.S. Employment Retirement Income Security Act of 1974 (ERISA). The third putative class action was filed in the same court on December 21, 2015, by Axiom Investment Advisors, LLC alleging that Deutsche Bank rejected FX orders placed over electronic trading platforms through the application of a function referred to as “Last Look” and that these orders were later filled at prices less favorable to putative class members. Plaintiff has asserted claims for breach of contract, quasi-contractual claims, and claims under New York statutory law. Deutsche Bank has moved to dismiss the consolidated and Last Look actions and intends to move to dismiss the ERISA action in its entirety. The motion to dismiss in the ERISA action is due May 19, 2016. Discovery has commenced in all three actions.

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Deutsche Bank also has been named as a defendant in two Canadian class proceedings brought in the provinces of Ontario and Quebec. Filed on September 10, 2015, these class actions assert factual allegations similar to those made in the consolidated action in the United States and seek damages pursuant to the Canadian Competition Act as well as other causes of action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

High Frequency Trading/Dark Pool Trading. Deutsche Bank has received requests for information from certain regulatory authorities related to high frequency trading and the operation of Deutsche Bank’s alternative trading system (“ATS” or “Dark Pool”), SuperX. The Bank is cooperating with these requests. The Group has recorded a provision with respect to this matter. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Deutsche Bank was initially named as a defendant in putative class action complaints alleging violations of U.S. securities laws related to high frequency trading, but in their consolidated amended complaint filed September 2, 2014, the plaintiffs did not include Deutsche Bank as a defendant.

Interbank Offered Rates Matters. Regulatory Enforcement Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia/Pacific, including various U.S. state attorneys general, in connection with industry-wide investigations concerning the setting of the London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total. This fine has been paid in full and does not form part of the Bank’s provisions.

Also as previously reported, on April 23, 2015, Deutsche Bank entered into separate settlements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the U.K. Financial Conduct Authority (FCA), and the New York State Department of Financial Services (NYSDFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and NYSDFS and GBP 226.8 million to the FCA. These fines have been paid in full and do not form part of the Bank’s provisions, save for U.S. $150 million that is payable to the DOJ following the sentencing of DB Group Services (UK) Ltd. as described below. The agreements also contained provisions requiring various undertakings with respect to Deutsche Bank’s benchmark rate submissions in the future, as well as provisions requiring the appointment of independent corporate monitors. Deutsche Bank was also required to take further disciplinary action against certain employees who were working at the Bank at the time of the agreements.

As part of the resolution with the DOJ, Deutsche Bank entered into a Deferred Prosecution Agreement with a three-year term pursuant to which it agreed (among other things) to the filing of a two-count criminal Information in the U.S. District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price-fixing, in violation of the Sherman Act. As part of the agreement, DB Group Services (UK) Ltd. (an indirectly held, wholly-owned subsidiary of Deutsche Bank) entered into a Plea Agreement with the DOJ, pursuant to which the company pled guilty to a one-count criminal Information filed in the same court and charging the company with wire fraud. Deutsche Bank has made provision for a U.S.$ 150 million fine, which (subject to court approval) is expected to be paid by Deutsche Bank pursuant to the Plea Agreement within ten business days of when DB Group Services (UK) Ltd. is sentenced. (The U.S.$ 150 million fine is included in the U.S.$ 2.175 billion in total penalties referenced in the immediately preceding paragraph.) DB Group Services (UK) Ltd. currently has a sentencing date of October 7, 2016.

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As reported above, Deutsche Bank is subject to an inquiry by a working group of U.S. state attorneys general in relation to the setting of LIBOR, EURIBOR, and TIBOR. The Bank continues to cooperate with the U.S. state attorneys generals’ inquiry.

Other regulatory investigations of Deutsche Bank concerning the setting of various interbank offered rates remain ongoing, and Deutsche Bank remains exposed to further regulatory action. The Group has recorded provisions with respect to certain of the regulatory investigations. The Group has not disclosed the amount of such provisions because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations.

Overview of Civil Litigations. Deutsche Bank is party to 46 civil actions concerning alleged manipulation relating to the setting of various Interbank Offered Rates which are described in the following paragraphs. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against Deutsche Bank and numerous other defendants. All but five of the civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. The five civil actions pending against Deutsche Bank that do not relate to U.S. dollar LIBOR are also pending in the SDNY, and include two actions concerning Yen LIBOR and Euroyen TIBOR, one action concerning EURIBOR, one consolidated action concerning Pound Sterling (GBP) LIBOR and one action concerning Swiss franc (CHF) LIBOR.

With one exception, all of the civil actions pending in the SDNY concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (the “U.S. dollar LIBOR MDL”). There is one non-MDL class action concerning U.S. dollar LIBOR that was dismissed and for which an appeal is pending in the U.S. Court of Appeals for the Ninth Circuit.

Claims for damages for all 46 of the civil actions discussed have been asserted under various legal theories, including violations of the U.S. Commodity Exchange Act (CEA), federal and state antitrust laws, the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO), and other federal and state laws. In all but five cases, the amount of damages has not been formally articulated by the plaintiffs. The five cases that allege a specific amount of damages are individual actions consolidated in the U.S. dollar LIBOR MDL and seek a minimum of more than U.S.$ 1.25 billion in damages in the aggregate from all defendants including Deutsche Bank. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

U.S. dollar LIBOR. In a series of decisions between March 2013 and November 2015, the court in the U.S. dollar LIBOR MDL granted in part and denied in part motions to dismiss addressed to various groups of putative class actions and direct actions. Generally, the court has permitted certain CEA claims and state law fraud, contract, unjust enrichment, and other tort claims to proceed, while dismissing certain CEA claims as time-barred and dismissing all of plaintiffs’ federal and state law antitrust claims, securities claims, and claims asserted under RICO. The court also has issued decisions dismissing certain plaintiffs’ claims for lack of personal jurisdiction and on statute of limitations grounds. Owing to the complexity of the MDL, the court has requested, and the parties have provided, various additional submissions to assist the court in determining precisely which claims have been dismissed in accordance with the general principles articulated in the court’s August and November 2015 opinions. A further decision is pending.

Certain plaintiffs whose antitrust claims have been dismissed (or who were granted partial final judgment dismissing their antitrust claims) have pursued an appeal of the court’s antitrust rulings to the U.S. Court of Appeals for the Second Circuit. That appeal is fully briefed and argued, and a decision is pending. Certain actions in the U.S. dollar LIBOR MDL have been stayed pending the outcome of the appeal (and other actions have separately been stayed as well). In addition, plaintiffs in a direct action entirely dismissed pursuant to the court’s August 2015 opinion have filed a notice of appeal to the Second Circuit.

Discovery is currently proceeding with respect to three putative class actions in the U.S. dollar LIBOR MDL, brought respectively by plaintiffs who allegedly (1) transacted in exchange-traded Eurodollar futures and options, (2) traded

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over-the-counter U.S. dollar LIBOR-referencing financial instruments, and (3) originated or purchased loans with interest rates tied to U.S. dollar LIBOR. (The plaintiffs in the third action are currently disputing whether their claims against Deutsche Bank have been dismissed under the court’s prior rulings.) A schedule for briefing motions for class certification in these actions has been set, with briefing presently scheduled to conclude in August 2017.

The court in an additional action concerning U.S. dollar LIBOR that was independently pending in the SDNY, outside of the U.S. dollar LIBOR MDL, has granted defendants’ motions to dismiss. The plaintiff has filed a motion to amend its complaint, which is pending.

Deutsche Bank also was named as a defendant in a civil action in the Central District of California concerning U.S. dollar LIBOR. The court granted Deutsche Bank’s motion to dismiss. The plaintiff is currently pursuing an appeal to the U.S. Court of Appeals for the Ninth Circuit.

Yen LIBOR and Euroyen TIBOR. There are two separate actions pending in the SDNY concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. In the first (Laydon), the court denied in part and granted in part a motion by the plaintiff to amend his complaint on March 31, 2015. The court denied plaintiff’s requests to assert RICO claims against Deutsche Bank and to add two new named plaintiffs. On February 29, 2016, plaintiff filed a third amended complaint, including additional factual allegations and expanding the alleged class period. Discovery is ongoing. The second putative class action (Sonterra) was filed in the SDNY on July 24, 2015, and names Deutsche Bank and DB Group Services (UK) Ltd. as defendants, along with other banks and interdealer brokers. On December 18, 2015, plaintiffs served an amended complaint. Defendants filed a motion to dismiss, which is pending.

EURIBOR. Deutsche Bank and DB Group Services (UK) Ltd. are also named as defendants in a putative class action concerning the alleged manipulation of EURIBOR, pending in the SDNY. A motion to dismiss plaintiffs’ further amended complaint is pending.

Pound Sterling (GBP) LIBOR. Deutsche Bank was named as a defendant in two separate class actions concerning alleged manipulation of Pound Sterling (GBP) LIBOR. On February 11, 2016, the court consolidated these two actions into a single action, and an amended consolidated complaint was filed by plaintiffs on February 24, 2016. Motions to dismiss the amended consolidated complaint were filed and are in the process of being briefed.

Swiss Franc (CHF) LIBOR. On June 19, 2015, Deutsche Bank and DB Group Services (UK) Ltd. were named as defendants in a putative class action in the SDNY concerning the alleged manipulation of Swiss Franc (CHF) LIBOR. Motions to dismiss were filed and are pending.

Kaupthing CLN Claims. In June 2012, Kaupthing hf, an Icelandic stock corporation, acting through its winding-up committee, issued Icelandic law clawback claims for approximately € 509 million (plus costs, as well as interest calculated on a damages rate basis and a late payment rate basis) against Deutsche Bank in both Iceland and England. The claims relate to leveraged credit linked notes (“CLNs”), referencing Kaupthing, issued by Deutsche Bank to two British Virgin Island special purpose vehicles (“SPVs”) in 2008. The SPVs were ultimately owned by high net worth individuals. Kaupthing claims to have funded the SPVs and alleges that Deutsche Bank was or should have been aware that Kaupthing itself was economically exposed in the transactions. Kaupthing claims that the transactions are voidable by Kaupthing on a number of alternative grounds, including the ground that the transactions were improper because one of the alleged purposes of the transactions was to allow Kaupthing to influence the market in its own CDS (credit default swap) spreads and thereby its listed bonds. Additionally, in November 2012, an English law claim (with allegations similar to those featured in the Icelandic law claims) was commenced by Kaupthing against Deutsche Bank in London. Deutsche Bank filed a defense in the Icelandic proceedings in late February 2013 and continues to defend the claims. In February 2014, proceedings in England were stayed pending final determination of the Icelandic proceedings. Additionally, in December 2014, the SPVs and their joint liquidators served Deutsche Bank with substantively similar claims arising out of the CLN transactions against Deutsche Bank and other defendants in England. The SPVs are also claiming approximately € 509 million (plus costs, as well as interest), although the amount of that interest claim is less than in Iceland. Deutsche Bank has filed a defense in these proceedings and continues to defend them. The SPVs’ claims are not expected to increase Deutsche Bank’s overall potential liability in respect of the CLN transactions beyond the amount already claimed by Kaupthing. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

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Kirch. The public prosecutor’s office in Munich (Staatsanwaltschaft München I) has conducted and is currently conducting criminal investigations in connection with the Kirch case with regard to former Management Board members as well as the current Management Board member Jürgen Fitschen. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

As far as Mr. Fitschen and former Management Board member Dr. Stephan Leithner are concerned, the allegations of the public prosecutor are that Mr. Fitschen and Mr. Leithner failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in one of the civil cases between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct.

The main investigation involving Mr. Fitschen and four former Management Board members has been concluded and an indictment against all accused was filed on August 6, 2014. The court ordered the secondary participation of Deutsche Bank AG, which could have resulted in the imposition of a monetary fine on the Bank. On April 25, 2016 the Munich District Court acquitted Mr. Fitschen and the four former Management Board members. Further, the court acquitted the Bank. The public prosecutor may file an appeal until May 2, 2016. An appeal would be limited to a review of legal errors rather than facts.

The investigation involving former Management Board member Dr. Stephan Leithner is ongoing. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

The Group does not expect these proceedings to have significant economic consequences for it and has not recorded a provision or contingent liability with respect thereto.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (the “KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious corporate criminal liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. On January 25, 2016, the Seoul Central District Court rendered a guilty verdict against a DSK trader and a guilty verdict against DSK. A criminal fine of KRW 1.5 billion (less than € 2.0 million) was imposed on DSK. The Court also ordered forfeiture of the profits generated on the underlying trading activity. The Group disgorged the profits on the underlying trading activity in 2011. The criminal trial verdict has been appealed by both the prosecutor and the defendants.

In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. First instance court decisions were rendered against the Bank and DSK in some of these cases starting in the fourth quarter

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of 2015. The outstanding known claims have an aggregate claim amount of less than € 80 million (at present exchange rates). The Group has recorded a provision with respect to these outstanding civil matters. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Regulatory and Governmental Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations, other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. The Group has recorded provisions with respect to some of the regulatory investigations but not others. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, include putative class action suits, actions by individual purchasers of securities and actions by trustees on behalf of RMBS trusts. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Deutsche Bank is a defendant in a putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. On February 5, 2015, the court issued an order vacating its prior decision that had dismissed five of six RMBS offerings from the case. The court ordered the plaintiffs to amend the operative complaint to include the previously dismissed offerings. On March 9, 2015, the lead plaintiff filed its third amended complaint pursuant to the court’s February 5, 2015 order. Discovery in the action is ongoing.

Deutsche Bank currently is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including: (1) Aozora Bank, Ltd. (alleging U.S.$ 61 million in damages attributable to Deutsche Bank); (2) the Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (in one of two separate actions, alleging no less than U.S.$ 189 million in damages in the aggregate against all defendants), (b) Franklin Bank S.S.B., (c) Guaranty Bank (alleging no less than U.S.$ 901 million in damages in the aggregate against all defendants), and (d) Citizens National Bank and Strategic Capital Bank (in one of two separate actions, alleging no less than U.S.$ 66 million in damages in the aggregate against all defendants); (3) the Federal Home Loan Bank of San Francisco; (4) Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by former WestLB AG); and (5) Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank). Unless otherwise indicated, the complaints in these matters did not specify the damages sought.

On January 14, 2015, the court granted Deutsche Bank’s motion to dismiss the action brought against it by Aozora Bank, Ltd., relating to a collateralized debt obligation identified as Blue Edge ABS CDO, Ltd. On March 30, 2016, the Appellate Division affirmed the lower court’s dismissal. Deutsche Bank also is a defendant, along with UBS AG and affiliates, in an action brought by Aozora Bank, Ltd. Defendants have appealed the court’s order and have moved to stay the action pending the appeal.

In 2012, the FDIC, as receiver for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank, commenced several actions in different federal courts asserting claims under Sections 11 and

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12(a)(2) of the Securities Act of 1933, as well as Article 581-33 of the Texas Securities Act, against several underwriters, including Deutsche Bank. Each of these actions has been dismissed as time-barred. The FDIC has appealed these rulings to the Second, Fifth and Ninth Circuits Courts of Appeal. The appeals in the Second and Ninth Circuits Courts of Appeal are pending. On August 10, 2015, the Court of Appeals for the Fifth Circuit reversed the district court’s dismissal of the FDIC’s claims as time-barred. On August 24, 2015, Deutsche Bank and the other defendants filed a petition for rehearing en banc in that action. On September 11, 2015, the Court of Appeals for the Fifth Circuit denied that petition. On December 10, 2015, Deutsche Bank and other defendants filed a petition for a writ of certiorari to the United States Supreme Court challenging the Court of Appeals for the Fifth Circuit’s reversal of the district court’s dismissal of the case. On March 28, 2016, the United States Supreme Court denied the petition. Discovery is ongoing.

On January 22, 2015, pursuant to a confidential settlement agreement with Deutsche Bank, the Federal Home Loan Bank of San Francisco dismissed with prejudice claims that it had filed against Deutsche Bank relating to seven RMBS offerings. On January 26, 2015, pursuant to a confidential agreement between the Federal Home Loan Bank of San Francisco and Countrywide, the Federal Home Loan Bank of San Francisco entered an order dismissing with prejudice claims brought against Deutsche Bank by the Federal Home Loan Bank of San Francisco relating to 15 offerings issued by entities affiliated with Countrywide. Deutsche Bank’s understanding is that the dismissal with respect to these 15 offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in the case with respect to one RMBS offering and two offerings described as resecuritizations of RMBS certificates. No specific damages are alleged in the complaint. The case is in expert discovery. Deutsche Bank’s trial is scheduled for December 6, 2016.

Residential Funding Company has brought a repurchase action against Deutsche Bank for breaches of representations and warranties on loans sold to Residential Funding Company and for indemnification for losses incurred as a result of RMBS-related claims and actions asserted against Residential Funding Company. The complaint did not specify the amount of damages sought. On June 8, 2015, the court denied Deutsche Bank’s motion to dismiss certain of the claims. Also on June 8, 2015, Deutsche Bank moved to dismiss other claims. On September 29, 2015, the court denied Deutsche Bank’s second motion to dismiss. Discovery is ongoing.

In March 2012, RMBS Recovery Holdings 4, LLC and VP Structured Products, LLC brought an action in New York state court against Deutsche Bank alleging breaches of representations and warranties made by Deutsche Bank concerning the mortgage loans in the ACE Securities Corp. 2006-SL2 RMBS offering. The complaint did not specify the amount of damages sought. On May 13, 2013, the court denied Deutsche Bank’s motion to dismiss the action as time-barred. On December 19, 2013, the appellate court reversed the lower court’s decision and dismissed the case. On June 11, 2015, the New York Court of Appeals affirmed the appellate court’s dismissal of the case. The court found that plaintiff’s cause of action accrued more than six years before the filing of the complaint and was therefore barred by the statute of limitations. On March 29, 2016, the court dismissed a substantially similar action commenced by HSBC as trustee, which may be appealed.

Deutsche Bank was named as a defendant in a civil action brought by the Charles Schwab Corporation seeking rescission of its purchase of a single Countrywide-issued RMBS certificate. In the fourth quarter of 2015, Bank of America, which indemnified Deutsche Bank in the case, reached an agreement to settle the action with respect to the single certificate at issue for Deutsche Bank. On January 25, 2016, the Charles Schwab Corporation filed a request for dismissal with prejudice as to Deutsche Bank Securities Inc. On March 16, 2016, the court finalized the dismissal of Deutsche Bank Securities Inc. as a defendant.

Deutsche Bank was named as a defendant in a FINRA arbitration brought by the Knights of Columbus (“Knights”) alleging fraud, negligence, violation of state securities law, and violations of industry rules and practice in connection with six third-party offerings underwritten by Deutsche Bank. On February 22, 2016, Deutsche Bank and Knights executed an agreement to settle the matter, and on March 26, 2016, the arbitration was dismissed with prejudice. The financial terms of the settlement are not material to Deutsche Bank.

Deutsche Bank and Amherst Advisory & Management LLC (Amherst) reached an agreement on February 12, 2016 to propose settlement agreements to HSBC Bank USA, National Association (HSBC) to resolve breach of contract actions relating to five RMBS trusts. Pursuant to the agreements with Amherst, on February 17, 2016 Amherst requested

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that HSBC conduct a vote of certificate holders for each of the trusts concerning the approval or rejection of the proposed settlements. On February 18, 2012, Deutsche Bank and Amherst executed a settlement agreement. During the week of February 22, 2016, HSBC published a notice to certificate holders of its receipt of the settlement agreement and advised the certificate holders that the settlement expires on May 12, 2016, however this deadline may be extended. A substantial portion of the settlement funds that would be paid by Deutsche Bank with respect to one of the five trusts, if the proposed settlement is consummated as to that trust, would be reimbursed by a non-party to that litigation. The net economic impact of the settlements was already reflected in prior periods.

On February 3, 2016, Lehman Brothers Holding, Inc. instituted an adversary proceeding in United States Bankruptcy Court for the Southern District of New York against, among others, MortgageIT, Inc. (MIT) and Deutsche Bank AG, as alleged successor to MIT, asserting breaches of representations and warranties set forth in certain 2003 and 2004 loan purchase agreements concerning 63 mortgage loans that MIT sold to Lehman, which Lehman in turn sold to the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The complaint seeks indemnification for losses incurred by Lehman in connection with settlements entered into with Fannie Mae and Freddie Mac as part of the Lehman bankruptcy proceedings to resolve claims concerning those loans. No specific damages are alleged in the complaint. The time to respond to the complaint has not yet expired.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

Trustee Civil Litigation. Deutsche Bank National Trust Company (“DBNTC”) and Deutsche Bank Trust Company Americas (“DBTCA”) have been sued by investors in civil litigation concerning their role as trustees of certain RMBS trusts.

On June 18, 2014, a group of investors, including funds managed by BlackRock Advisors, LLC, PIMCO-Advisors, L.P., and others, filed a derivative action against DBNTC and DBTCA in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged violations of the U.S. Trust Indenture Act of 1939 (TIA), breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA’s alleged failure to perform their duties as trustees for the trusts. Plaintiffs subsequently dismissed their state court complaint and filed a derivative and class action complaint in the U.S. District Court for the Southern District of New York on behalf of and for the benefit of 564 private-label RMBS trusts, which substantially overlapped with the trusts at issue in the state court action. The complaint alleges that the trusts at issue have suffered total realized collateral losses of U.S.$ 89.4 billion, but the complaint does not include a demand for money damages in a sum certain. DBNTC and DBTCA filed a motion to dismiss, and on January 19, 2016, the court partially granted the motion on procedural grounds: as to the 500 trusts that are governed by Pooling and Servicing Agreements, the court declined to exercise jurisdiction. The court did not rule on substantive defenses asserted in the motion to dismiss. On March 22, 2016, plaintiffs filed an amended complaint in federal court. In the amended complaint, plaintiffs assert claims in connection with 62 trusts governed by Indenture Agreements. The amended complaint alleges that the trusts at issue have suffered total realized collateral losses of U.S. $9.8 billion, but the complaint does not include a demand for money damages in a sum certain. DBNTC and DBTCA will have an opportunity to file new defensive motions with respect to the amended complaint. Discovery is ongoing.

On March 25, 2016, the BlackRock plaintiffs filed a state court action in the Superior Court of California, Orange County that involves 513 trusts governed by Pooling and Servicing Agreements, alleging three causes of action: breach of contract; breach of fiduciary duty; and breach of the duty to avoid conflicts of interest. Plaintiffs purport to bring the action on behalf of themselves and all other current owners of certificates in the 513 trusts. The complaint currently names only DBTCA as a defendant, even though DBNTC is the trustee for 512 of the 513 trusts. The complaint alleges that the trusts at issue have suffered total realized collateral losses of U.S.$ 85.1 billion, but the complaint does not include a demand for money damages in a sum certain. DBTCA has not yet been served with the complaint. Discovery has not yet commenced.

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On June 18, 2014, Royal Park Investments SA/NV filed a class and derivative action complaint on behalf of investors in ten RMBS trusts against DBNTC in the U.S. District Court for the Southern District of New York asserting claims for alleged violations of the TIA, breach of contract and breach of trust based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. Royal Park’s complaint alleges that the total realized losses of the ten trusts amount to over U.S.$ 3.1 billion, but does not allege damages in a sum certain. On February 3, 2016, the court granted in part and dismissed in part plaintiffs’ claims: the court dismissed plaintiff’s TIA claim and its derivative theory and denied DBNTC’s motion to dismiss the breach of contract and breach of trust claims. Discovery is ongoing.

On November 7, 2014, the National Credit Union Administration Board (“NCUA”), as an investor in 121 RMBS trusts, filed a complaint in the U.S. District Court for the Southern District of New York against DBNTC as trustee of those trusts, alleging violations of the TIA and the New York Streit Act for DBNTC’s alleged failure to perform certain purported statutory and contractual duties. On March 5, 2015, NCUA amended its complaint to assert claims as an investor in 97 of the 121 RMBS trusts that were the subject of its first complaint. The amended complaint alleges violations of the TIA and Streit Act, as well as breach of contract, breach of fiduciary duty, negligence, gross negligence, negligent misrepresentation, and breach of the covenant of good faith. NCUA’s complaint alleges that the trusts at issue have suffered total realized collateral losses of U.S.$ 17.2 billion, but the complaint does not include a demand for money damages in a sum certain. DBNTC filed a motion to dismiss that is fully briefed but not yet decided. Discovery is stayed.

On December 23, 2014, certain CDOs (collectively, “Phoenix Light SF Limited”) that hold RMBS certificates issued by 21 RMBS trusts filed a complaint in the U.S. District Court for the Southern District of New York against DBNTC as trustee of the trusts, asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty, negligence, gross negligence, and negligent misrepresentation, based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. On April 10, 2015, the CDOs filed an amended complaint relating to an additional 34 trusts (for a total of 55 trusts), and they amended their complaint for a second time on July 15, 2015 to include additional allegations. The CDOs allege that DBNTC is liable for over U.S. $ 527 million of damages. Discovery is stayed. On February 2, 2016, the court entered a stipulation signed by the parties to dismiss with prejudice claims relating to four of the 55 trusts. DBNTC filed a motion to dismiss. On March 29, 2016, the court granted in part and denied in part DBNTC’s motion to dismiss. The court allowed the majority of plaintiffs’ breach of contract claims to proceed. The court denied DBNTC’s motion to dismiss breach of fiduciary duty claims. The court granted the motion to dismiss to the extent that negligence claims were duplicative of breach of contract claims but denied the motion to dismiss to the extent plaintiffs alleged DBNTC violated extra-contractual duties. In addition, the court dismissed breach of the implied covenant of good faith and fair dealing claims. The court also denied the motion to dismiss claims for alleged violations of Sections 315(b) and 315(c) of the TIA, but dismissed claims under Section 316(b). Finally, the court dismissed the plaintiffs’ Streit Act claim. DBNTC’s answer to the amended complaint is currently due on May 13, 2016. Discovery is ongoing.

On March 24, 2015, the Western and Southern Life Insurance Company and five related entities (collectively “Western & Southern”), as investors in 18 RMBS trusts, filed a complaint in the Court of Common Pleas, Hamilton County, Ohio, against DBNTC as trustee for 12 of those trusts, asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty, negligence, gross negligence, negligent misrepresentation, and breach of the covenant of good faith and fair dealing, based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. Western & Southern alleges that it purchased certificates of the trusts with a face value of more than U.S.$ 220 million and that the trusts at issue have suffered total realized collateral losses of U.S.$ 1 billion, but the complaint does not include a demand for money damages in a sum certain. DBNTC filed a motion to dismiss based upon lack of personal jurisdiction and forum non conveniens; a motion to stay the case pending the resolution of similar actions in New York against DBNTC; and a motion to sever the claims against DBNTC from those against its co-defendant. On November 5, 2015, the court denied DBNTC’s motion to dismiss and motion to stay the case but granted DBNTC’s motion to sever. After DBNTC’s first motion to dismiss was decided, DBNTC filed another motion to dismiss, this time for failure to state a claim. That motion to dismiss is fully briefed but not yet decided. Discovery is ongoing.

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On December 23, 2015, Commerzbank AG (“Commerzbank”), as an investor in 50 RMBS trusts, filed a complaint in the U.S. District Court for the Southern District of New York against DBNTC as trustee of the trusts, asserting claims for violations of the TIA and New York’s Streit Act, breach of contract, breach of fiduciary duty, negligence, and breach of the covenant of good faith, based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. Commerzbank alleges that DBNTC caused it to suffer “hundreds of millions of dollars in losses,” but the complaint does not include a demand for money damages in a sum certain. This case and the Phoenix Light case were assigned to the same judge. The judge stayed this case until after he adjudicates DBNTC’s motion to dismiss in the Phoenix Light action, at which time Commerzbank will be given an opportunity to amend its complaint. On March 29, 2016, the judge issued a decision on DBNTC’s motion to dismiss in the Phoenix Light action, but the judge has not lifted the stay in the Commerzbank case. Discovery has not yet commenced.

On December 30, 2015, IKB International, S.A. in Liquidation and IKB Deutsche Industriebank A.G. (collectively, “IKB”), as an investor in 37 RMBS trusts, filed a summons with notice in the Supreme Court of the State of New York, New York County, against DBNTC and DBTCA as trustees of the trusts. It appears that IKB may assert claims for violation of the TIA, violation of New York’s Streit Act, breach of contract, fraud, fraudulent and negligent misrepresentation, breach of fiduciary duty, negligence, and unjust enrichment. IKB appears to allege that DBNTC and DBTCA are liable for over U.S.$ 274 million of damages. DBNTC and DBTCA have not yet been served with the summons with notice. Discovery has not yet commenced.

The Group believes a contingent liability exists with respect to these eight cases, but at present the amount of the contingent liability is not reliably estimable.

Precious Metals Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. Deutsche Bank is cooperating with these investigations, and engaging with relevant authorities, as appropriate. Relatedly, Deutsche Bank has been conducting its own internal review of Deutsche Bank’s historic participation in the precious metals benchmarks and other aspects of its precious metals trading and precious metals business.

Deutsche Bank is also named as a defendant in several putative class action complaints, which have been consolidated in two lawsuits pending in the U.S. District Court for the Southern District of New York. The U.S. suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act, and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes, but do not specify the damages sought. Oral arguments on motions to dismiss the U.S. complaints were heard on April 18, 2016 in the silver case, and April 20, 2016 in the gold case. Deutsche Bank has reached agreements in principle to settle both actions, the financial terms of which are not material to Deutsche Bank. The terms of the agreements are confidential, and the agreements remain subject to court approval.

In addition, Deutsche Bank has been named as a defendant in a Canadian class action proceeding in the Ontario Superior Court of Justice concerning gold. The Ontario statement of claim was issued on January 15, 2016, and plaintiffs seek damages for alleged violations of the Canadian Competition Act as well as other causes of action. Deutsche Bank has also been named as a defendant in Canadian class action proceedings commenced in the provinces of Ontario and Quebec concerning silver. Each of the Ontario and Quebec silver proceedings seeks damages for alleged violations of the Canadian Competition Act and other causes of action.

The Group has recorded provisions with respect to certain of these matters, including provisions sufficient to satisfy Deutsche Bank’s obligations under the agreements in principle to settle both of the U.S. class actions. The Group has not disclosed the amount of these provisions, nor has it disclosed whether it has established provisions with respect to other matters referred above or any contingent liability with respect to any of those matters, because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Referral Hiring Practices Investigations. Certain regulators are investigating, among other things, Deutsche Bank’s compliance with the U.S. Foreign Corrupt Practices Act and other laws with respect to the Bank’s hiring practices related to candidates referred by clients, potential clients and government officials, and its engagement of consultants in the

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Asia/Pacific region. Deutsche Bank is responding to and continuing to cooperate with these investigations. The Group has recorded a provision with respect to certain of these regulatory investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations.

Russia/UK Equities Trading Investigation. Deutsche Bank is investigating the circumstances around equity trades entered into by certain clients with Deutsche Bank in Moscow and London that offset one another. The total volume of the transactions under review is significant. Deutsche Bank’s internal investigation of potential violations of law, regulation and policy and into the related internal control environment remains ongoing; to date it has identified certain violations of Deutsche Bank’s policies and deficiencies in Deutsche Bank’s control environment. Deutsche Bank has advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the U.K. and U.S.) of this investigation. Deutsche Bank has taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted. The Group has recorded a provision with respect to this matter. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Sovereign, Supranational and Agency Bonds (SSA) Investigation. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain U.S. regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. On November 3, 2015, Deutsche Bank entered into agreements with the New York State Department of Financial Services and the Federal Reserve Bank of New York to resolve their investigations of Deutsche Bank. Deutsche Bank paid the two agencies U.S.$ 200 million and U.S.$ 58 million, respectively, and agreed to terminate certain employees, not rehire certain former employees and install an independent monitor for one year. In addition, the Federal Reserve Bank of New York ordered certain remedial measures, specifically, the requirement to ensure an effective OFAC compliance program and an annual review of such program by an independent party until the Federal Reserve Bank of New York is satisfied as to its effectiveness. The investigations of the U.S. law enforcement agencies remain ongoing.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

U.S. Treasury Securities Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. Deutsche Bank is cooperating with these investigations.

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Deutsche Bank Securities Inc. has been named as a defendant in several putative class action complaints filed in the U.S. District Courts for the Southern District of New York, the Northern District of Illinois, the Southern District of Alabama, and the District of the Virgin Islands alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases are in their early stages. The Judicial Panel on Multidistrict Litigation has centralized these cases in the Southern District of New York.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Long-Term Debt

in € m.	Mar 31, 2016	Dec 31, 2015
Senior debt:

Bonds and notes
Fixed rate	81,620	86,255
Floating rate	34,825	38,963

Subordinated debt:

Bonds and notes
Fixed rate	4,558	4,602
Floating rate	1,926	1,811

Other	28,431	28,385

Total long-term debt	151,361	160,016

Shares Issued and Outstanding

in million	Mar 31, 2016	Dec 31, 2015
Shares issued	1,379.3	1,379.3

Shares in treasury	12.3	0.4

Thereof:

Buyback	12.1	0.3

Other	0.2	0.1

Shares outstanding	1,367.0	1,378.9

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Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

Irrevocable lending commitments and lending related contingent liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Mar 31, 2016	Dec 31, 2015
Irrevocable lending commitments	163,501	174,549

Contingent liabilities	53,247	57,325

Total	216,748	231,874

Irrevocable payment commitments with regard to levies

Irrevocable payment commitments related to bank levy according to Bank Recovery and Resolution Directive (BRRD) amounted to € 155.5 million as of March 2016 and as of December 2015.

Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include:

–

key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,

–	subsidiaries, joint ventures and associates and their respective subsidiaries, and
–	post-employment benefit plans for the benefit of Deutsche Bank employees.

117	Deutsche Bank Interim Report as of March 31, 2016	Basis of Preparation – 66 Impact of Changes in Accountion Principles – 67 Segment Information – 70	Information on the Consolidated Income Statement – 73 Information on the Consolidated Balance Sheet – 76 Other Financial Information – 116

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of March 31, 2016, were loans and commitments of € 11 million and deposits of € 8 million. As of December 31, 2015, there were loans and commitments of € 11 million and deposits of € 8 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Mar 31, 2016	Dec 31, 2015
Loans outstanding, beginning of period	396	321

Loans issued during the period	92	464

Loan repayments during the period	64	376

Changes in the group of consolidated companies	0	(31)

Exchange rate changes/other	0	18

Loans outstanding, end of period [1]	425	396

Other credit risk related transactions:
Allowance for loan losses	1	1

Provision for loan losses	0	0

Guarantees and commitments	263	263

[1] Loans past due were € 8 million as of March 31, 2016 and € 4 million as of December 31, 2015. For the above loans, the Group held collateral of € 78 million and € 69 million as of March 31, 2016 and December 31, 2015, respectively.

Deposits received

	Associated companies and other related parties
in € m.	Mar 31, 2016	Dec 31, 2015
Deposits, beginning of period	162	128

Deposits received during the period	75	326

Deposits repaid during the period	119	295

Changes in the group of consolidated companies	0	(0)

Exchange rate changes/other	(1)	2

Deposits, end of period	115	162

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 39 million as of March 31, 2016, and € 32 million as of December 31, 2015. Trading liabilities and negative market values from derivative financial transactions with associated companies were € 0 million as of March 31, 2016, and € 0 million as of December 31, 2015.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	118
Interim Report as of March 31, 2016

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of March 31, 2016, transactions with these plans were not material for the Group.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of March 31, 2016.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 3.0 billion as of March 31, 2016 (December 31, 2015: € 3.5 billion) and the disposal groups included liabilities of € 39 million as of March 31, 2016 (December 31, 2015: € 37 million).

In line with the Bank’s strategic intent and by further progressing on the execution of Strategy 2020, Deutsche Bank has agreed to sell its entire 19.99 % stake in Hua Xia Bank Company Limited (“Hua Xia”) to PICC Property and Casualty Company Limited. Accordingly, Deutsche Bank had reclassified its equity method investment of € 3.3 billion held in the PW&CC corporate division to the held-for-sale category as of year-end 2015. Due to the revaluation of the held-for-sale investment in the first quarter 2016, the Group recorded an impairment loss of € 518 million on the non-current asset, marking it down to € 2.8 billion as of March 31, 2016. The impairment loss recorded in other income is largely a result of the decline in the share price of Hua Xia and an adverse exchange rate development. Due to the expected consideration for Hua Xia, other transaction-related effects partly compensate the decline in the share price and thus the overall net loss in the first quarter 2016 amounts to € 124 million. Along with the held-for-sale classification, accumulated other comprehensive income of € 662 million related to the investment had been reclassified within equity to unrealized net gains (losses) on assets classified as held for sale. The completion of the transaction, which is anticipated in the mid-year 2016, is subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission.

As of March 31, 2016 and December 31, 2015, there were unrealized net gains of € 662 million relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

Events after the Reporting Period

On April 15, 2016 the Group announced an agreement reached with Macquarie Infrastructure Partners III (“MIP III”), a fund managed by Macquarie Infrastructure and Real Assets, to sell Maher Terminals USA, LLC, a multi-user container terminal in Port Elizabeth, New Jersey. Under the transaction, MIP III has agreed to acquire 100 % of Maher Terminals USA, LLC. This is subject to Port Authority and other regulatory approvals. The transaction is not expected to have a material impact on Deutsche Bank’s financials.

On April 26, 2016 Red Rock Resorts Inc. announced the pricing of its initial public offering that is expected to close on May 2, 2016. Red Rock Resorts is a Las Vegas-based gaming, development and management company which after the consummation of the initial public offering will include the operations of Station Casinos LLC. The Group has had an economic interest in Red Rock/Station Casinos since 2011 and will participate in the initial public offering by selling a portion of its holdings. Deutsche Bank is acting as one of the lead underwriters for the transaction. The transaction is expected to have a positive effect on second quarter results.

119	Deutsche Bank Interim Report as of March 31, 2016	Non-GAAP Financial Measures – 119 Impressum – 123

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Fully loaded CRR/CRD 4 Measures

As part of its measurements, the Group uses fully loaded CRR/CRD 4 metrics, including with respect to regulatory assets, exposures, risk-weighted assets, capital and ratios thereof. Such fully loaded metrics are described in the “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio”, in our Annual Report 2015 which also provides reconciliation to the respective CRR/CRD 4 transitional or IFRS values.

Return on Equity Ratios

The Group reports a post tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders’ equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders’ equity, respectively.

Net income (loss) attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate, which was 59 % for the first quarter 2016 and 62 % for the first quarter 2015. For the segments, the applied tax rate was 35 % for both periods.

At the Group level, tangible shareholders’ equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

Deutsche Bank	5 – Other Information	120
Interim Report as of March 31, 2016

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Mar 31, 2016
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated
Income (loss) before income taxes (IBIT)	380	316	71	168	122	(533)	55	579

Income tax expense								(343)

Net Income (loss)	249	207	47	110	80	(349)	(107)	236

Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	23	23

Net Income attributable to DB shareholders and additional equity components	249	207	47	110	80	(349)	(129)	214

Average shareholders’ equity	23,780	12,079	9,419	6,568	5,703	5,026	0	62,575

Add (deduct) :

Average goodwill and other intangible assets	1,525	1,110	1,821	4,855	271	585	(128)	10,040

Average tangible shareholders’ equity	22,255	10,969	7,597	1,713	5,432	4,441	128	52,535

Post-tax return on average shareholders’ equity ( in % )	4.2	6.8	2.0	6.7	5.6	N/M	N/M	1.4

Post-tax return on average tangible shareholders’ equity (in %)	4.5	7.5	2.4	25.7	5.9	N/M	N/M	1.6

N/M – Not meaningful

	Three months ended Mar 31, 2015
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated
Income (loss) before income taxes (IBIT)	(16)	722	403	173	113	(318)	402	1,479

Income tax expense								(920)

Net Income (loss)	(10)	467	260	112	73	(205)	(137)	559

Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	16	16

Net Income attributable to DB shareholders and additional equity components	(10)	467	260	112	73	(205)	(152)	544

Average shareholders’ equity	22,940	11,746	10,087	5,928	8,659	8,484	3,309	71,153

Add (deduct) :

Average goodwill and other intangible assets	1,798	1,158	2,136	4,717	2,797	586	2,270	15,462

Average tangible shareholders’ equity	21,142	10,587	7,951	1,211	5,863	7,898	1,040	55,691

Post-tax return on average shareholders’ equity ( in % )	(0.2)	15.9	10.3	7.5	3.4	N/M	N/M	3.1

Post-tax return on average tangible shareholders’ equity (in %)	(0.2)	17.6	13.1	36.9	5.0	N/M	N/M	3.9

N/M – Not meaningful

121	Deutsche Bank Interim Report as of March 31, 2016	Non-GAAP Financial Measures – 119 Impressum – 123

Adjusted Costs

Adjusted costs is one of the key performance indicators outlined in Strategy 2020. It is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting from noninterest expenses under IFRS (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severances. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses.

	Three months ended
in € m.	Mar 31, 2016	Mar 31, 2015
Noninterest expenses	7,184	8,678

Impairment of Goodwill and other intangible Assets	0	0

Litigation	187	1,544

Policyholder benefits and claims	44	153

Restructuring and Severance	285	67

Adjusted cost	6,668	6,914

Deutsche Bank	5 – Other Information	122
Interim Report as of March 31, 2016

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.	Mar 31, 2016	Dec 31, 2015
Total shareholders’ equity (Book value)	61,592	62,678

Goodwill and other intangible assets	(9,906)	(10,078)

Tangible shareholders’ equity (Tangible book value)	51,686	52,600

Basic Shares Outstanding
in million (unless stated otherwise)	Mar 31, 2016	Dec 31, 2015
Number of shares issued	1,379.3	1,379.3

Treasury shares	(12.3)	(0.4)

Vested share awards	19.1	8.9

Basic shares outstanding	1,386.1	1,387.8

Book value per basic share outstanding in €	44.44	45.16

Tangible book value per basic share outstanding in €	37.29	37.90

Valuation Adjustments

In this document and other documents the Group has published or may publish, the Group refers to impacts on revenues and profit and loss from Debt Valuation Adjustments (DVA) and Funding Valuation Adjustments (FVA), as well as from regulatory capital hedges in respect of Credit Valuation Adjustments (CVA).

DVA incorporates the impact of the Group’s own credit risk in the fair value of financial liabilities, including derivative contracts.

FVA is applied to derivative positions that are not wholly collateralized. It reflects the market implied funding costs on both assets and liabilities and has the effect of incorporating the present value of funding costs into the fair value of derivative positions that are not wholly collateralized.

CRR/CRD 4 capital rules result in charges to the Group’s Risk Weighted Assets (RWAs) in respect of Credit Valuation Adjustments (CVA). The Group has sought to mitigate these RWA charges through hedging with credit default swaps. These regulatory capital hedges are additional to those entered into to hedge CVA exposures under IFRS hedge accounting rules, and accordingly, result in mark-to-market movements in profit or loss that are reported as a revenue item.

The Group believes that the presentation of revenues and profit and loss measures excluding the impact of these items provides a more meaningful depiction of the underlying fundamentals of its businesses impacted by such items.

123	Deutsche Bank Interim Report as of March 31, 2016	Non-GAAP Financial Measures – 119 Impressum – 123

Impressum

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 9 10 00

deutsche.bank@db.com

Investor Relations:

+49 69 9 10-3 80 80

db.ir@db.com

Publication

Published on April 28, 2016.

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 11, 2016 under the heading “Risk Factors”.